2/25

09045435

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Top Glove Corp Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 02 2009 E
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34922

FISCAL YEAR 8-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 2/26/09

# TOP GLOVE CORPORATION BERHAD

Company No. : 474423-X (Incorporated in Malaysia)
A Public Company Listed on the Main Board of Bursa Malaysia

**TOP GLOVE, TOP QUALITY, TOP EFFICIENT**

AWARDED
ISO 9001

**ANNUAL REPORT 2008**

FOR FINANCIAL YEAR ENDED 31 AUGUST 2008

# The World's Largest Rubber Glove Manufacturer



MONGOLIA
CHINA
INDIA




**The World is Our Market**

TOP GLOVE

AWARDED
ISO 9001

# The World Is


NORTH
AMERICA
LATIN
AMERICA







# **Top Glove** Exports to more than **180** Countries Worldwide





### NORTH AMERICA

- Canada
- Puerto Rico
- USA

### LATIN AMERICA

- Aruba
- Argentina
- Bahamas
- Barbados
- Belize
- Benin
- Bolivia
- Brazil
- Chile
- Colombia
- Costa Rica
- Cuba
- Dominica
- Dominican Republic
- Ecuador
- El Salvador
- French Guiana
- Grenada
- Guatemala
- Guyana
- Haiti
- Honduras
- Jamaica
- Mexico
- Nicaragua
- Panama
- Paraguay
- Peru
- Suriname
- Trinidad & Tobago
- Uruguay
- Venezuela

# Our Market


EUROPE
MIDDLE
EAST
ASIA
AFRICA
OCEANIA

## EUROPE

- Albania
- Andorra
- Armenia
- Austria
- Azerbaijan
- Belarus
- Belgium
- Bosnia Herzegovina
- Bulgaria
- Canary Islands
- Croatia
- Cyprus
- Czech Republic
- Denmark
- Estonia
- Finland
- France
- Georgia
- Germany
- Greece
- Hungary
- Iceland
- Ireland
- Italy
- Kosovo
- Latvia
- Lithuania
- Luxembourg
- Macedonia, FYR
- Malta
- Moldova
- Montenegro
- Netherlands
- Northern Ireland
- Norway
- Poland
- Portugal
- Romania
- Russia
- Slovakia
- Slovenia
- Spain
- Sweden
- Switzerland
- Turkey
- Ukraine
- United Kingdom

## AFRICA

- Algeria
- Angola
- Benin
- Botswana
- Burkina Faso
- Burundi
- Cameroon
- Cape Verde
- Central African Republic
- Chad
- Congo
- Eritrea
- Ethiopia
- Gabon
- Gambia
- Ghana
- Gibraltar
- Guinea
- Ivory Coast
- Kenya
- Lesotho
- Liberia
- Libya
- Madagascar
- Malawi
- Mauritius
- Morocco
- Mozambique
- Namibia
- Niger
- Nigeria
- Rwanda
- Senegal
- Sierra Leone
- Somalia
- South Africa
- Sudan
- Swaziland
- Tanzania
- Togo
- Tunisia
- Uganda
- Zambia
- Zimbabwe

## MIDDLE EAST

- Bahrain
- Egypt
- Iran
- Iraq
- Israel
- Jordan
- Kuwait
- Lebanon
- Oman
- Palestine
- Qatar
- Saudi Arabia
- Syria
- UAE
- Yemen

## ASIA

- Afghanistan
- Bangladesh
- Bhutan
- Brunei
- Cambodia
- China
- Hong Kong
- India
- Indonesia
- Japan
- Kazakhstan
- Korea
- Laos
- Macau
- Malaysia
- Mongolia
- Myanmar
- Nepal
- New Caledonia
- Pakistan
- Philippines
- Singapore
- Sri Lanka
- Taiwan
- Thailand
- Tajikistan
- Turkmenistan
- Uzbekistan
- Vietnam

## OCEANIA

- Australia
- Christmas Island
- Fiji
- Guam
- Micronesia, Federated
- New Zealand
- Papua New Guinea
- Samoa
- Solomon Islands
- Vanuatu

# Vision and Mission

## VISION

We strive to be the world's leading manufacturer with excellent quality glove products and services that enrich and protect human lives.

## MISSION

To be a world class glove manufacturer providing top quality products with excellent services through continuous improvement and innovation.

## CORPORATE VALUES

- Global customer satisfaction
- Do it right first time and every time
- Integrity and total commitment
- Excellence in quality and competitiveness
- Environmental friendly and social responsibilities

## QUALITY POLICY

- Quality and productivity are our business
- Continuous improvement and innovation are our duties
- Towards zero defect is our target



**Tan Sri Dr. Lim Wee Chai**
*Chairman of Top Glove Corporation Bhd*

## Our business rules for the company are:-

i) Do not lose our shareholders' money;

ii) Do not lose our health;

iii) Do not lose our temper; and

iv) Do not lose our customers.

# Contents

AWARDED
ISO 9001



MALAYSIA



THAILAND



CHINA











# Corporate Structure


100% Techniglove Asia Sdn Bhd : Malaysia
100% Flexitech Sdn Bhd : Malaysia
35% Sonic Clean Pte Ltd : Singapore
100% Hiclean International Pte Ltd : Singapore
60.06% Medi-Flex Limited : Singapore
100% Top Glove International Sdn Bhd : Malaysia
100% Top Glove (Zhangjiagang) Co Ltd : China
100% TG Medical (Zhangjiagang) Incorporated : China
100% Great Glove (Xinghua) Co Ltd : China
100% Top Glove Technology Sdn Bhd : Malaysia
100% Top Glove Technology (Thailand) Co Ltd : Thailand
100% Top Glove Medical (Thailand) Co Ltd : Thailand
100% B Tech Industry Co Ltd : Thailand
74% Great Glove (Thailand) Co Ltd : Thailand
100% GREAT GLOVE SDN BHD
100% TG MEDICAL (USA) INC.
100% TOP GLOVE SDN BHD
100% TG MEDICAL SDN BHD
100% TOP GLOVE ENGINEERING SDN BHD
TOP GLOVE
AWARDED ISO 9001
TOP GLOVE CORPORATION BERHAD







# International Quality Awards and Certifications

AWARDED ISO 9001



## New levels of Excellence

**2008**

SMEs Best Brands

APLA Focus

**2007**

SME Recognition Award 2007

Enterprise

**2006**

SMG Powder-free MALAYSIA

**2005**

HACCP, U.K

SV

Lembaga Getah Malaysia / Malaysian Rubber Board

e-Entrepreneur Excellence Award

FinanceAsia

SATRA

**2004**

MDL Health Canada

SGS UK Food Conformance Certificate

ERNST & YOUNG 'MASTER ENTREPRENEUR OF THE YEAR' MALAYSIA

SMI Recognition Award 2004

ISO 9001:2000 SGS

**2003**

CE 0120

**2002**

TÜV SÜD Management Service

NPC

ISO 9001 Malaysia

CGSG DNGC

SATRA

**2001**

SMG Powdered MALAYSIA

**1999**

CE Europe

SATRA 0321 U.K.

CGSB Canada

**1998**

CE 0120 Europe

Enterprise

TSE Turkey

Instytut Lekow Poland

**1997**

TÜV PRODUCT SERVICE

TGA Australia

**1994**

ISO 9002 Quality System

**SINCE 1991**

FDA REGISTERED U.S.A

# Corporate Information



## BOARD OF DIRECTORS

**Tan Sri Dr. Lim, Wee-Chai**
*Chairman*

**Tan Sri Datuk (Dr.) Arshad Bin Ayub**
*Independent Non-Executive Director*

**Puan Sri Tong Siew Bee**
*Executive Director*

**Lee Kim Meow**
*Executive Director*

**Lim Hooi Sin**
*Executive Director*

**Sekarajasekaran a/l Arasaratnam**
*Independent Non-Executive Director*

**Quah Chin Chye**
*Independent Non-Executive Director*

**Lim Cheong Guan**
*Executive Director*

**Lau Boon Ann**
*Independent Non-Executive Director*
*(Demised on 8 June 2008)*

## REGISTERED & CORPORATE OFFICE

Lot 4969, Jalan Teratai,
Batu 6, Off Jalan Meru,
41050 Klang,
Selangor D.E., Malaysia
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410
E-mails : (i) top@topglove.com.my
(ii) invest@topglove.com.my
Website : http://www.topglove.com.my

## COMPANY SECRETARIES

Chua Siew Chuan
(MAICSA No: 0777689)

Chin Mun Yee
(MAICSA No: 7019243)

Ngian Yoke Fung
(MAICSA No: 7049093)

## REGISTRAR

Securities Services (Holdings) Sdn Bhd
Level 7, Menara Milenium,
Jalan Damanlela,
Pusat Bandar Damansara,
Damansara Heights,
50490 Kuala Lumpur, Malaysia
Tel : 603-2084 9000
Fax : 603-2094 9940 / 2095 0292

## AUDITORS

Ernst & Young Chartered Accountants,
Lot 1, 6th Floor,
Menara Pertam, Jalan BBP 2,
Taman Batu Berendam Putra,
Batu Berendam,
75350 Melaka, Malaysia

## STOCK EXCHANGE LISTING

Main Board of
Bursa Malaysia Securities Berhad
Stock Code : 7113
Stock Name : TOPGLOV

American Depository Receipt (ADR), USA
ADR Symbol : TGLVY

## PRINCIPAL BANKERS

- China Construction Bank
- EON Bank Berhad
- Hong Leong Bank Berhad
- HSBC Bank Malaysia Berhad
- KBC Nank N.V.
- Malayan Banking Berhad
- OCBC Bank (M) Berhad
- Public Bank Berhad
- Standard Chartered Bank Malaysia Berhad
- Thai Military Bank Public Company Limited
- United Overseas Bank (Malaysia) Berhad

## SOLICITORS

Messrs Cheang & Ariff
39 Court, 39, Jalan Yap Kwan Seng,
50450 Kuala Lumpur, Malaysia

Messrs Soo Thien Ming & Nashrah
No. 45-47, 1st Floor,
Jalan Kapar, 41400 Klang,
Selangor Darul Ehsan, Malaysia

Messrs Jeevaretnam & Co.
Advocate & Solicitors
Suite 105, 1st Floor, NUBE Building,
114, Jalan Tuanku Abdul Rahman,
50100 Kuala Lumpur.



# Board of Directors


THE WORLD IS OUR MARKET

*Standing (from left to right):*

**Lee Kim Meow; Lim Cheong Guan; Lim Hooi Sin; Quah Chin Chye; Sekarajasekaran a/l Arasaratnam**

*Sitting (from left to right):*

**Puan Sri Tong Siew Bee; Tan Sri Dr. Lim, Wee-Chai; Tan Sri Datuk (Dr.) Arshad Bin Ayub**

## Our Business Direction is:

# "Consistently High Quality with Efficient Low Cost"

# Directors' Profile



**Tan Sri Dr. Lim, Wee-Chai**
*Chairman of Top Glove Corporation Berhad*

Aged 50, a Malaysian citizen, was appointed as the Chairman of Top Glove Corporation Bhd on 4 September 2000. He is also the founder of the Top Glove Group of Companies. The Group was established in 1991 and was listed on the Bursa Malaysia Securities Berhad on 27 March 2001.

He obtained a Bachelor of Science Degree with Honours in Physics in 1982 from University Malaya and a Master of Business Administration in 1985 from Sul Ross State University in Texas, USA. He also earned his Doctorate in Business Administration from the Irish International University, London in 2001 and later was awarded with the Fellow Membership of the Business Management Association, UK in September 2001.

Tan Sri Dr. Lim brings a wealth of experience in the marketing of consumers products whilst he was the Sales Manager of a subsidiary company of OYL Industries Bhd. In 1991, he set up Top Glove Sdn Bhd, his own glove manufacturing and trading business with only three (3) production lines and has expanded this business to be the world's largest Rubber Glove Manufacturer with 338 production lines in nineteen (19) glove factories based in Malaysia, Thailand and China (as at August 2008). He has more than 20 years of experience in the rubber and latex manufacturing business.

He served as the President (1997 to 1999) of the Malaysian Rubber Glove Manufacturers' Association (MARGMA). Prior to this, he was also the Vice-President, Treasurer, Honorary Secretary for the past seven (7) years in this association. In 1998 and 1999, he was the Director of the Association of Malaysia Medical Industries (AMMI). In 1998 and 1999 he was the Board member of the Malaysia Rubber Board.

In 4 December 2004, Tan Sri Dr. Lim, Wee-Chai was named and awarded the highly prestigious accolade, Master and Country Entrepreneur of Malaysia for the Year 2004, by Messrs Ernst and Young. This award was presented by Prime Minister of Malaysia, Y.A.B. Dato' Seri Abdullah bin Hj. Ahmad Badawi. With this award, Tan Sri Dr. Lim represented Malaysia in Monte Carlo, Monaco for the World Entrepreneur of The Year contest on 28 May 2005. In 2 June 2007, he was awarded the Darjah Kebesaran Panglima Setia Mahkota (P.S.M.) award which carries the title "Tan Sri" from Duli Yang Maha Mulia Seri Paduka Baginda Yang di-Pertuan Agong (The King of Malaysia).

In 30 November 2007, Tan Sri Dr. Lim was awarded the SME Platinum Award 2007, an award that was accorded to him in view of his achievement and success in growing a small glove manufacturer to a World Class Manufacturer. Meanwhile, in 23 July 2008, Tan Sri Dr. Lim was awarded the prestigious accolade Entrepreneur of the Year 2008 of the Asia Pacific Entrepreneurship Awards 2008 by Enterprise Asia which recognizes successful entrepreneur in the Asia Pacific region.

Tan Sri Dr. Lim's business rules for the company are:-

i) Do not lose our shareholders' money;
ii) Do not lose our health;
iii) Do not lose our temper; and
iv) Do not lose our customers.

Tan Sri Dr. Lim has strongly practiced the business direction of "Consistently High Quality with Efficient Low Cost" and to remind all staff and workers to ensure continuous improvement in Quality and Efficiency, he has also introduced new tagline for the Company, which is "Top Glove, Top Quality, Top Efficient".

Tan Sri Dr. Lim, Wee-Chai is the spouse of Puan Sri Tong Siew Bee and the brother of Mr Lim Hooi Sin, both are the Directors and Major Shareholders of the Company. He is also the brother of Ms Lim Quee Choo, a Major Shareholder of the Company.

Currently, Tan Sri Dr. Lim is also a Trustee of Top Glove Foundation.

He has no conflict of interest with the Company and has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.

## Tan Sri Datuk (Dr.) Arshad Bin Ayub
*Independent Non-Executive Director*



Aged 80, a Malaysian citizen, was appointed as an Independent Non-Executive Director of Top Glove Corporation Bhd on 4 September 2000.

He graduated with a Diploma in Agriculture from College of Agriculture, Serdang, Selangor in 1954 and later obtained a Bachelor of Science (Hons.) Economics and Statistics from University of Wales, Aberystwyth, United Kingdom in 1958. In 1964, he obtained a postgraduate Diploma in Business Administration from Management Development Institute (IMEDE), Lausanne, Switzerland.

He has vast experience having served as a member of numerous bodies in the fields of industry and trade, education, economic planning, finance, regional development, agriculture and science. He was the first Director of Mara Institute of Teknology from 1965 to 1975. He held senior positions with various Ministries in the Malaysian Government, from 1951 to 1983, including his appointment as Deputy Governor of Bank Negara Malaysia from 1975 to 1977, and Deputy Director General of Economic Planning Unit, Prime Minister's Department. He currently serves as Chairman of Malaysia Rubber Export Promotion Council, President of Malaysia Rubber Products Manufacturers Association. He is a Chairman of University of Malaya Board and a member of Harun's Salary Commission for Statutory Bodies and Local Government and Cooperative College Malaysia.

On listed companies, he is currently Chairman of Malayan Flour Mills Bhd, Tomypak Holdings Bhd and LBI Capital Bhd. He is a Director of Kulim Malaysia Bhd, Sindora Bhd, KPJ Healthcare Bhd and Top Glove Corporation Bhd. On unlisted companies, he is a Chairman of Pelaburan Johor Bhd, Bata Sdn. Bhd, PFM Capital Holdings Sdn Bhd, CSR Building Materials Sdn Bhd, Amanahraya-JFM Asset Management Sdn Bhd, Zalaraz Sdn Bhd and Land Rover (M) Sdn Bhd.

Tan Sri Datuk (Dr.) Arshad Ayub does not have any family relationship with any Director and/or Major Shareholder of the Company and has no conflict of interest with the Company.

He has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.

## Puan Sri Tong Siew Bee
*Executive Director*



Aged 50, a Malaysian citizen, was appointed as an Executive Director of Top Glove Corporation Bhd on 4 September 2000. Prior to that, she was the director and the co-founder of Top Glove Sdn Bhd.

She graduated with a Bachelor of Science Degree with Honours in Computer Science from University Sains Malaysia, Penang in 1983 and later obtained her Master of Business Administration from Sul Ross State University, Texas, USA in 1985.

She is responsible for the Information Technology Department, Human Resource Department and the general administration for the Top Glove Group of Companies. Prior to this, she was working in the banking industry in the information technology field for more than ten (10) years. She was formerly attached to United Overseas Bank Berhad and Utama Bank Berhad.

Puan Sri Tong Siew Bee is the spouse of Tan Sri Dr. Lim, Wee-Chai and sister-in-law of Mr Lim Hooi Sin, both are the Directors and Major Shareholders of the Company. She is also sister-in-law of Ms Lim Quee Choo, a Major Shareholder of the Company.

She does not have any directorship in other public company and has no conflict of interest with the Company.

She has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.



**Lee Kim Meow**
*Executive Director*

Aged 49, a Malaysian citizen, was appointed as an Executive Director of Top Glove Corporation Bhd on 15 October 2003.

He obtained his Bachelor of Commerce Degree from the University of New South Wales, Australia in 1982 majoring in Accounting, Finance and Information System. Upon his graduation, he worked for OCBC Finance Bhd, the finance subsidiary of OCBC Bank Bhd and subsequently with Asia Commercial Finance Bhd in 1988. In 1991, he obtained his Bachelor of Law Degree from the University of London (External Degree).

He has more than twelve (12) years of experience in the marketing of financial services and credit control operations in the finance industry during his employment with OCBC Finance Bhd and Asia Commercial Finance Bhd. He was the Branch Manager at Asia Commercial Finance (M) Bhd in early 1996 before he was promoted as the Personal Assistant to the Group Executive Director of the Lion Group, entrusted with the responsibility of overseeing the manufacturing, trading and financial services under the Group's operation.

He left in 1997 to join Top Glove as the General Manager in charge of the marketing and promotion of the Company's products to more than one hundred and eighty (180) countries worldwide. He is actively involved in the local Malaysian Rubber Glove Manufacturers' Association (MARGMA) and the regional Asean Rubber Glove Manufacturers' Association (ARGMA). He is also a Trustee Board Member of the Malaysian Rubber Export Promotion Council (MREPC).

Lee Kim Meow does not have any family relationship with any Director and/or Major Shareholder of the Company and has no conflict of interest with the Company.

He does not have any directorships in other public company and has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.



**Lim Hooi Sin**
*Executive Director*

Aged 46, a Malaysian citizen and was appointed as Executive Director of Top Glove Corporation Bhd on 4 September 2000. He obtained his Bachelor of Science Degree in Management Science from Oklahoma State University, USA in 1985, Master of Business Administration Degree from Arizona State University, USA in 1986 and Charter Financial Consultant Diploma from American College, PA, USA in 1990.

He is a resident of the United States and has spent fourteen (14) years of his career with MetLife Financial Services (one of the largest insurance & financial services company in the US). Prior to this posting, he was a Management Trainee, Associate Branch Manager, Regional Marketing Specialist, Agency Director and Director of Asian Market. His experience includes product development, marketing, recruiting, training and supervision of a large highly productive sales force. He also served as Director of AAAA (Arizona Asian American Association) in 1996 to 1997.

He is the founder of TG Medical USA, Inc. in 1994 with vast experiences in the United States glove market. He also sits on the Board of several private limited companies.

Lim Hooi Sin is the brother of Tan Sri Dr. Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee, both are the Directors and Major Shareholders of the Company. He is also the brother of Ms Lim Quee Choo, a Major Shareholder of the Company.

He does not have any directorship in other public company and has no conflict of interest with the Company.

He has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.

## Sekarajasekaran a/l Arasaratnam

*Independent Non-Executive Director*



Aged 80, a Malaysian citizen, was appointed as an Independent Non-Executive Director of Top Glove Corporation Bhd on 4 September 2000. He obtained a Diploma in Civil Engineering in 1951 from Technical College, Kuala Lumpur. In 1960, he passed the Membership Examination of the Institution of Civil Engineers (ICE), United Kingdom. Subsequently, he graduated with a Diploma in Public Health Engineering from the Imperial College of Science & Technology, United Kingdom in 1968.

From 1951, he was with the Public Works Department as the Technical Assistant of Waterworks until 1959, thereafter as Assistant Resident Engineer, Executive Engineer and Waterworks Engineer from 1960 to 1966. He joined the Ministry of Health in 1968 as a Senior Public Health Engineer and was promoted to Chief Public Health Engineer in 1972. In 1980, he was the Director of Engineering Services, a position he held until 1983.

Presently, he is the President of Erinco Sdn Bhd, a company active in various fields of environmental engineering. His wealth of knowledge gathered from over fifty (50) years of working experience in environmental engineering, environmental related studies, design and implementation of environmental engineering projects in Malaysia and Overseas, make him a much sought out Consultant.

He is also a Fellow of the Institution of Engineers Malaysia, Member of the Institution of Civil Engineers, United Kingdom, Member of the Chartered Institution of Water and Environmental Management, United Kingdom, Member of the American Society of Civil Engineers and Member of the Association of Consulting Engineers Malaysia.

Sekerajasekaran a/l Arasaratnam does not have any family relationship with any Director and/or Major Shareholder of the Company and has no conflict of interest with the Company.

He does not have any directorships in other public company and has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.

## Quah Chin Chye

*Independent Non-Executive Director*



Aged 54, is a Malaysian citizen and was appointed to the Board of Directors as an Independent Non-Executive Director of Top Glove Corporation Bhd on 28 December 2001. He was redesignated as Senior Independent Non-Executive Director on 3 November 2003.

He is a fellow of the Chartered Institute of Management Accountants (CIMA), United Kingdom and also a member of the Malaysian Institute of Accountants. He is also a member of the Chartered Institute of Marketing, United Kingdom. Quah Chin Chye gained vast experience having worked more than ten (10) years with both the American and British multi-national companies holding various senior management positions.

He sits on the Board of several private limited companies. Prior to this, he was with another diversified group listed on the Main Board of Bursa Malaysia Securities Berhad for approximately six years.

Currently, he does not have any directorship on other public company.

Quah Chin Chye does not have any family relationship with any Director and/or Major Shareholder of the Company and has no conflict of interest with the Company.

He has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.

# Directors' Profile (cont'd)



**Lim Cheong Guan**
*Executive Director*

Aged 43, is a Malaysian citizen and was appointed as an Executive Director of Top Glove Corporation Bhd on 31 August 2006. He joined the Company as Group Financial Controller in 2005. He is responsible for the accounting, treasury, corporate finance and investor relations of Top Glove Group of Companies.

He graduated from University of Malaya with a Bachelor Degree in Accounting in 1990. He is a Chartered Accountant of Malaysian Institute of Certified Public Accountants. He started his career as an Audit Assistant with Price Waterhouse (now known as PriceWaterhouseCoopers) in 1990. He was involved in auditing and business advisory of companies from various industries. He left Price Waterhouse in 1993 and joined Ciba Geigy (M) Sdn Bhd, a Swiss multinational company as an Accountant. Subsequently, he joined Timbermaster Industries Bhd as the Group Accountant. He was responsible for the corporate finance, accounting and secretarial functions of the company and its subsidiaries. In 1999, he joined Tanah Emas Corporation as the Financial Controller. He was principally involved in the listing of Tanah Emas Group of companies through the reverse take over of Isuta Holdings Bhd.

Lim Cheong Guan is also a Director of the Malaysian Investor Relations Association Berhad (MIRA).

He does not have any family relationship with any Director and/or major shareholder of the Company, has no conflict of interest with the Company and has not been convicted of any offences within the past ten (10) years other than traffic offences, if any.

## Awards Received in 2007/2008



▲ *The Asia Pacific Entrepreneurship Awards 2008 – Entrepreneur of the Year 2008*



▲ *Platinum Award 2007*


TOP GLOVE
SDN BHD

▲ *Enterprise 50 Award Programme 2007 - First placing*


THE BRAND LAUREATE

▲ *The Brand Laureate - Best Brands Manufacturing Rubber Gloves 2007-2008*

# Senior Management Team

AWARDED ISO 9001



1. Tan Sri Dr. Lim, Wee-Chai
2. Puan Sri Tong Siew Bee
3. David Lim
4. KM Lee
5. Lim Cheong Guan
6. Wu Kin Yeap
7. Jeff Lee
8. Jeremy Liew
9. Chookiad Usaha
10. Noraziah Mahmud
11. Thomas Petermoeller
12. Dorothy Ressel
13. Hue Kon Fah
14. Danny Ong
15. Nagappen s/o Kumarasamy
16. Yap Kee Cheng
17. Ken Soo
18. Lew Sin Chiang
19. Wong Chong Ban
20. Audie Seow
21. Manmeet Singh
22. Puon Tuck Seng
23. Philip Thomas
24. Wilawan Chidcheaw
25. Mansor Bin Daud
26. Saw Eng Kooi

AWARDED ISO 9001

# Six Year Group Financial Review



"The Group continued to achieve another year of remarkable **net profit growth of 23% to RM110.1 million**, from RM89.6 million in 2007..."



| Group | 31.8.03 (RM'000) | 31.8.04 (RM'000) | 31.8.05 (RM'000) | 31.8.06 (RM'000) | 31.8.07 (RM'000) | 31.8.08 (RM'000) |
|---|---|---|---|---|---|---|
| Turnover | 265,089 | 418,133 | 641,827 | 992,611 | 1,228,778 | 1,377,931 |
| Earning Before Interest, Depreciation & Taxation | 39,455 | 60,638 | 89,191 | 130,310 | 175,651 | 197,840 |
| Profit Before Taxation | 29,264 | 45,190 | 65,745 | 91,773 | 118,644 | 134,627 |
| Taxation | 3,547 | 5,246 | 7,568 | 6,979 | 29,992 | 26,524 |
| Profit Attributable to Equity Holders | 25,259 | 39,534 | 58,141 | 84,125 | 89,560 | 110,065 |
| Net Assets | 142,073 | 162,666 | 216,053 | 302,185 | 640,979 | 686,789 |
| Basic Earnings Per Share (RM) | 0.27 | 0.42 | 0.31 | 0.44 | 0.31 | 0.37 |
| Gross Dividend Rate (%) | 12.00 | 14.00 | 16.00 | 18.00 | 20.00 | 22.00 |
| Number of Shares in Issue | 92,197 | 93,059 | 188,639 | 192,286 | 300,476 | 301,065 |
| Par Value of Ordinary Share (RM) | 1.00 | 1.00 | 0.50 | 0.50 | 0.50 | 0.50 |
| Net Assets Per Share (RM) | 1.54 | 1.75 | 1.15 | 1.57 | 2.13 | 2.28 |
| Share Price (RM) | 3.96 | 7.25 | 4.92 | 8.65 | 6.95 | 4.06 |
| Market Capitalisation (at 31 August) | 365,100 | 674,678 | 928,104 | 1,663,265 | 2,088,308 | 1,222,324 |

(i) During the FY 2008, the Group change its accounting policy in compliance with FRS112. The comparative amount from FY 2003 to FY 2007 have been restated.
(ii) Subdivision of shares from one ordinary share of RM1.00 to two ordinary shares of RM0.50 each which was completed in February 2005.
(iii) Issuance of bonus shares of 30% in FY2002, 40% in FY2003 and 40% in FY2007.

# Enhancing Shareholders' Value

AWARDED ISO 9001

**Turnover**
*(RM million)*



265.1
418.1
641.8
992.6
1,228.8
1,377.9
03
04
05
06
07
08
Financial Year 31 August


**Profit Before Tax**
*(RM million)*



29.3
45.2
65.7
91.8
118.6
134.6
03
04
05
06
07
08
Financial Year 31 August


**Net Profit Atrributable to Equity Holders**
*(RM million)*



25.3
39.5
58.1
84.1
89.6
110.1
03
04
05
06
07
08
Financial Year 31 August


**Dividend Payout**
*(RM million)*



9.6
12.3
14.1
21.2
27.4
32.4
03
04
05
06
07
08
Financial Year 31 August


**Shareholders' Fund**
*(RM million)*



142.1
162.7
216.1
302.2
641.0
686.8
03
04
05
06
07
08
Financial Year 31 August

# Chairman's Statement



**Tan Sri Dr. Lim, Wee-Chai**
*Chairman of Top Glove Corporation Berhad*

**Our business philosophies for the Company are:-**

1. We work for our **CUSTOMERS**;
2. We take care of the interest of our **SHAREHOLDERS**;
3. We ensure that our **EMPLOYEES** continue to contribute positively to the Company and we take good care of the well-being of our employees; and
4. We work closely with our **BANKERS, SUPPLIERS, BUSINESS ASSOCIATES** and **FRIENDS.**

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to present to you the annual report of Top Glove Corporation Berhad for the financial year ended 31st August 2008. This edition marks the seventh (7th) year that Top Glove has been listed on the main board of Bursa Malaysia since our listing in March 2001.

Financial year 2008 (FY08) has been a very challenging and tough year for the Group, with latex prices surged to a peak of RM7.20/kg in July 2008, Ringgit Malaysia strengthen to a high of RM3.14 per 1 USD in April 2008, crude oil price hit the all time high of USD148 per barrel in July 2008, and Malaysian government announced RM 0.78 or 41% increased in petrol price effective 5th June 2008, 26% electricity tariff hike effective 1st July 2008 and also the 71% hike in natural gas tariffs to RM22.06/mmbtu effective 1st August 2008.


APEA
2008

Despite of all these headwinds, the Group continues to grow while maintaining a strong and healthy balance sheet position, with low gearing that is more comfortable for the Group to face the current world financial crisis or to fund any potential acquisitions.

The escalating operating costs has caused us to undertake various cost saving exercises, re-engineering our manufacturing processes, as well as focusing extensively on research and development (R&D) projects to improve product quality, boost productivity and enhance efficiency.



The ability of the Group to grow from strength to strength over the years have mainly been attributed to the Group's continuous effort in improving its product quality, generating growth, capacity expansion and building a dedicated management team that add values to our stakeholders in line with the Group's business direction, philosophies and rules as follows :-





**SALES REVENUE**


+12%
2007
2008

**EARNING PER SHARE**


+19%
2007
2008

**NET PROFIT**


+23%
2007
2008

**SHAREHOLDERS' FUND**


+7%
2007
2008

## BUSINESS DIRECTION

Consistently High Quality with Efficient Low Cost.
Top Glove, Top Quality, Top Efficient.

## BUSINESS PHILOSOPHIES

1) We work for our Customers.
2) We take care of the interest of our Shareholders.
3) We ensure that our Employees continue to contribute positively to the Company and we take good care of the well-being of our employees; and
4) We work closely with our Bankers, Suppliers, Business Associates and Friends.

## BUSINESS RULES

1) Do not lose our shareholders' money
2) Do not lose our health
3) Do not lose our temper
4) Do not lose our customers

Moving forward, we will remain very focused on our core business and will strive to maintain our Group's mission to be a world class glove manufacturer providing top quality products with excellent services through continuous improvements and innovations, as well as to strengthen our position as the world's largest rubber glove manufacturer.

## OVERVIEW OF OPERATIONS

The Group has continued to further strengthen its position by adding more highly efficient production lines for this financial year. With the completion of factory 19 and 20 (F19 & 20) which are located in Klang, Selangor, Malaysia. Currently, the Group will be having a total of 355 efficient production lines with production capacity of 33 billion pieces of gloves per annum by March 2009.

With the Group's strong financial footing and its determination to grow aggressively, currently the Group is exporting to more than 180 countries with a strong customer base of 850 customers, constituting 24% of the global market share.




TOP GLOVE

Since the acquisition of Medi-Flex Limited (Medi-Flex), the management has put in relentless efforts to turn Medi-Flex around or to reduce its losses. Special task force comprising the best and experienced compounding, production and marketing personnel in the Group have been deployed to Medi-Flex to carry out re-engineering exercise as well as to enhance the quality of clean room gloves produced at the most efficient cost. I am confident that this venture will complete Top Glove's aspiration to be a "One Stop Comprehensive Glove Sourcing Centre" for our existing and targeted customers in the future.

In addition, to further improve the efficiency and reduce cost for Medi-Flex Limited, the Group had relocated the operation in its rented factory located at Klang to its existing factory located at Banting. The consolidation of both the factories (the Klang factory and the Banting factory) is aimed to achieve better operational control by centralising the production lines and to improve on the quality and cost efficiency aspects of the business. Also, the Banting factory is currently operating on biomass boiler systems of which is cheaper and more cost effective.

As the company continues to forge ahead, we have also implemented highly efficient energy cost saving measures like biomass facilities in the factories in Malaysia and Thailand. Beside that, F19 and F20 will also be operating on biomass boiler systems of which is cheaper and more cost effective. With this energy cost saving measures, we are confident that we will stay even more competitive in terms of costing and improve the company's bottom line further.

On the overseas front, our China factories have performed well and the world demand should continue to be strong. The installation of eight (8) additional new and advanced vinyl glove production lines at Factory 15 (F15 has 24 lines) was completed in October 2008 and we are confident that with this additional capacity, our China's operations will continue to contribute positively to the overall growth of the Group. This also signifies the good efforts put in by the management to turnaround the China's operations to profitable position has been very successful.

The Group two latex factories in Thailand, which is Factory 16L and Factory 17L, will also increase additional 8 latex centrifuge machines, in order to supply additional latex concentrate to the increasing demand from the Group's glove factories

For future corporate development, the Group has allocated about RM80 million for capital expenditure for the next financial year which would include organic expansion and potential acquisitions.





## FINANCIAL PERFORMANCE

The Group continued to achieve another year of remarkable revenue growth of 12% to RM1,377.9 million for the financial year ended 31 August 2008 against RM1,228.8 million recorded in the previous financial year.

The growth was mainly attributed to the continued increase in customer base globally, higher volume of sales contributed by the increased capacity, as well as to our continued ability to pass on the increase in operating cost.

Against this backdrop, the Group continued to turn in record profits for year 2008. Pre-tax profit registered of RM134.6 million represented an increase of 13% over the previous record pre-tax profit of RM118.6 million achieved in 2007, whilst net profit grew by 23% year-on-year to RM110.1 million from RM89.6 million achieved in 2007. Earnings per share rose to 37.18 sen from 31.20 sen in 2007 whilst return on equity continue to improve to 16% as compared to 14% in 2007.

Total assets of the Group increased from RM1,053.6 million as at August 2007 to RM1,109.5 million in August 2008, an increase of 5%, a reflection of the Group increase in asset base. In line with the strong financial performance for the year net asset also rose by 7% to RM686.8 million from RM641.0 million.

## DIVIDENDS

In line with the favorable results, the Board of Directors is pleased to recommend a final dividend of 12% (single tier) amounting approximately RM17.7 million for the financial year ended 31 August 2008. The proposed final dividend is subject to the shareholders' approval in the forthcoming Tenth Annual General Meeting.

The company had on 2 July 2008 declared an interim dividend of 10% (tax exempt) amounting to RM14.7 million in conjunction with the third quarter ended 31 May 2008 financial result announcement. Payment of the interim dividend was made on 13 September 2008.

Therefore, on full year basis, subject to the shareholders' approval for the proposed final dividend, together with the interim dividend already declared and paid, represent a total dividend of 22% for the financial year ended 31 August 2008 as compared to a total dividend of 20% for the financial year ended 31 August 2007. This would translate to a 10% increase in gross dividend payment. The total dividend proposed / paid represents a distribution to shareholders of 29.4% of the Group's net profits for this financial year.

## FUTURE PROSPECTS

In general, the glove industry has been blessed with the exponential growth in demand for gloves globally (estimated 8 to 10% growth p.a or around additional 12.3 billion pieces p.a) particularly due to the high demand from the traditional medical markets driven by stringent regulatory standards, aging population and emergence of health threats (e.g bio-terrorism threats, SARS, bird flu, anthrax), as well as from the increasing use of gloves in non medical sectors due to the increasing hygiene awareness particularly within the food and services industries.

Our business operates in a recession-proof market, taking into consideration the products are basic necessities, particularly in the healthcare and food services industry. As such, demand is anticipated to stay resilient in times when major consuming economies slow down.

Overall, the Group maintains a positive outlook towards continuous growth and securing better performance for the coming years in terms of sales revenue and profitability through the continuous effort of aggressive marketing strategies, increase in production capacity to capitalize on economies of scale coupled with further improvement in product quality, cost control and management efficiency.

Moving forward in tandem with the above mentioned initiatives, the Group has adopted a two-prong growth strategies namely vertical growth strategy by moving downstream to get closer to our customers via setting up of more overseas marketing offices as well as horizontal growth strategy in product range expansion by increasing our sales in value added products such as the enhanced and much improved version of powder free latex examination, soft nitrile, vinyl, clean room and surgical gloves to capture bigger market share. The presence in China will also enable us to tap for opportunities that synergize with our distribution channel.

## CORPORATE SOCIAL RESPONSIBILITY (CSR)

The Group believes strongly in being a proactive, responsible and caring corporate citizen and is conscious of its social responsibilities that have been carried out as follows :-

1) The Group has set up the Top Glove Foundation which has implemented a scholarship scheme for poor and needy students to assist them in pursuing their tertiary education in local universities. The Group further offers job opportunities for these students after the completion of their studies.

2) Every year, the Group also provides practical training for university students to enable them to gain the necessary industrial exposure that is related to their field of studies.

3) The Group has donated gloves regularly to the St. John Ambulance and has recently contributed to the Malaysia Red Crescent for Myanmar and China natural disaster relief and rehabilitation projects.







## IN APPRECIATION

I would like to take this opportunity to express my sincere appreciation and gratitude to all our existing shareholders, investment analysts, bankers and fund managers for your continuous support and confidence in the Group; our valuable customers, suppliers, business associates, Government agencies and friends for their support of our products and services; and to our management and employees for their commitment and dedication in carrying out their duties and responsibilities diligently.

I would also like to thank our fellow Directors for their valuable advice, guidance and support rendered to the Group. I am fully confident that with their wisdom and experience will benefit and brings the Group to greater height.

On behalf of the Board of Directors, I wish to express our deepest condolence on the demise of Mr. Lau Boon Ann, our Non-Executive Director on 8th June 2008 and at the same time extend our appreciation to his family members on his valuable contribution and advices rendered to the Board in the past.

Last but not least, we are mindful and determined that we will constantly challenge ourselves to improve our performance in the coming years by adhering to our quality policy of "Continuous Improvement and Innovation Are Our Duties" and strive towards maintaining the Group's vision to be the world's leading manufacturer with excellent quality glove products and services that enrich and protect human lives.

Thank you.

**Tan Sri Dr. Lim, Wee-Chai**
PSM, SSAP, DIMP, D.B.A., M.B.A., B.Sc. Hons
Chairman
Top Glove Corporation Berhad
Date: 12 November 2008

**TOP GLOVE,**
**TOP QUALITY,**
**TOP EFFICIENT**

# Kenyataan Pengerusi
## (Chairman's Statement - Bahasa Malaysia Version)

AWARDED ISO 9001

Para Pemegang Saham Yang Dihormati,

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan laporan tahunan Top Glove Corporation Berhad bagi tahun kewangan berakhir 31 Ogos 2008. Tahun 2008 merupakan tahun ketujuh Top Glove disenaraikan di papan utama Bursa Malaysia sejak bulan Mac tahun 2001.

Tahun kewangan 2008 merupakan tahun yang penuh dengan cabaran, dengan harga lateks mentah mencatatkan paras RM7.20 / kg dalam bulan Julai 2008, peningkatan kadar pertukaran Ringgit Malaysia setinggi RM3.14 / 1 USD dalam bulan April 2008, harga minyak mentah sebanyak USD148 satu tong dalam bulan Julai 2008 dan pengumuman Kerajaan Malaysia mengenai kenaikan harga petrol sebanyak RM0.78 atau 41%, berkuatkuasa 5 Jun 2008, kenaikan kadar tarif elektrik sebanyak 26% yang juga berkuatkuasa mulai 1 Julai 2008 dan kenaikan harga gas sebanyak 71% kepada RM 22.06 / mmbtu berkuatkuasa mulai 1 Ogos 2008.

Walaupun Kumpulan menghadapi pelbagai cabaran dan mengalami keadaan yang mudah berubah dalam 12 bulan yang lalu, namun, Kumpulan sekali lagi mampu mencapai prestasi yang cemerlang dan berada dalam kedudukan yang lebih selesa untuk menghadapi krisis kewangan dunia atau menyalurkan kewangan untuk aktiviti pengembangan.

Susulan daripada peningkatan kos operasi, Kumpulan telah melaksanakan pelbagai langkah penjimatan kos, memperbaharui proses pembuatan kami serta meningkatkan penumpuan dalam projek penyelidikan dan pembangunan (R&D) demi meningkatkan kualiti produk, produktiviti dan kecekapan.

Keupayaan Kumpulan memantapkan kekuatan selama ini adalah hasil daripada usaha berterusan Kumpulan dalam memperbaiki kualiti produk, menjana pertumbuhan, mengembangkan kapasiti dan membina pasukan pengurusan yang berdedikasi untuk menambah nilai kepada "stakeholder" kami selaras dengan hala tuju, falfasah dan prinsip perniagaan Kumpulan seperti berikut :-

### HALA TUJU PERNIAGAAN

Berkualiti unggul secara konsisten dengan kos yang rendah dan cekap. Top Glove, Keunggulan Kualiti, Keunggulan Kecekapan.

### FALSAFAH PERNIAGAAN

1) Kami berusaha untuk Pelanggan kami.
2) Kami menjaga kepentingan Pemegang Saham kami.
3) Kami memastikan Pekerja kami terus memberi sumbangan positif kepada Syarikat dan kami menjaga kebajikan pekerja kami.
4) Kami bekerja sama rapat dengan pihak Bank, Pembekal, Sekutu dan Rakan Perniagaan kami.

### PRINSIP PERNIAGAAN

1) Tidak mendatangkan kerugian kepada para pemegang saham
2) Lebih menitikberatkan kesihatan badan kami
3) Tidak mudah hilang sabar dan
4) Tidak kehilangan pelanggan

Dalam usaha mengorak langkah ke hadapan, kami akan terus menumpukan perhatian ke atas teras perniagaan kami dan berusaha mengekalkan misi Kumpulan untuk menjadi pengeluar sarung tangan bertaraf dunia yang membekalkan produk berkualiti unggul dengan perkhidmatan yang cemerlang melalui kemajuan dan inovasi yang berterusan, di samping memantapkan kedudukan kami sebagai pengeluar sarung tangan getah terbesar di dunia.







## TINJAUAN OPERASI KESELURUHAN

Dalam tahun kewangan ini, Kumpulan terus mengukuhkan kedudukannya dengan menambah lebih banyak talian pengeluaran yang cekap. Susulan daripada pembinaan kilang 19 dan 20 ( F19 & F20) di Klang, Selangor, Malaysia. Buat masa kini, kumpulan yang mempunyai sebanyak 355 talian pengeluaran yang cekap dengan jumlah kapasiti pengeluaran dijangka mencapai 33 bilion helai sarung tangan menjelang Mac 2009.

Selaras dengan kedudukan kewangan Kumpulan yang kukuh serta keazaman untuk bertumbuh dengan lebih agresif, Kumpulan kini mengeksport produk ke melebihi 180 buah negara dengan jumlah 850 pelanggan yang mencakupi 24% pasaran sarung tangan getah dunia.

Sejak selesainya pengambilalihan Medi-Flex Limited (Medi-Flex), pihak pengurusan telah berusaha dengan gigih untuk memulihkan atau mengurangkan kerugian Medi-Flex. Satu pasukan khas yang terdiri daripada kakitangan yang terbaik dan berpengalaman dalam bidang pengkompauan, pengeluaran dan pemasaran di dalam Kumpulan telah diserapkan ke Medi-Flex untuk melaksanakan rancangan pembaharuan serta meningkatkan kualiti sarung tangan dengan kos pengeluaran yang paling efisyen. Saya berkeyakinan bahawa usaha ini akan menyempurnakan aspirasi Top Glove sebagai "Pusat Sumber Sarung Tangan Komprehensif" bagi pelanggan yang sedia ada serta pelanggan sasaran baru pada masa depan.

Selain itu pula, demi meningkatkan kecekapan dan mengurangkan kos pengeluaran di Medi-Flex, Kumpulan telah memindahkan kilang yang disewa yang terletak di Klang, Selangor ke kilang yang terletak di Banting, Selangor. Pengabungan kedua-dua kilang (kilang di Klang dan kilang di Banting) adalah bertujuan untuk mencapai pengawalan operasi yang lebih berkesan dengan menyatupadukan talian pengeluaran, di samping meningkatkan kualiti dan kos efektif.

Seiring dengan perkembangan syarikat yang berterusan, kami juga telah melaksanakan pelbagai langkah penjimatan tenaga yang cekap seperti menggunakan kemudahan "biomass" di kilang-kilang di Malaysia dan Thailand. Selain itu pula, Kilang 19 dan Kilang 20 juga akan beroperasi dengan menggunakan sistem biomass yang mana lebih murah dan kos efektif. Dengan adanya langkah penjimatan kos tersebut, kami yakin bahawa kami akan terus lebih berdaya saing dari segi kos pengeluaran dan berupaya meningkatkan kedudukan keuntungan syarikat.

Dari segi penglibatan di luar negara, kilang kami di China telah mencapai prestasi yang cemerlang dan kami berkeyakinan permintaan dunia aken terus berkembang. Susulan daripada selesainya kerja pemasangan lapan (8) talian pengeluaran sarung tangan vinyl yang baru dan canggih di Kilang 15 dalam bulan Oktober 2008, Kilang 15 akan mempunyai 24 talian pengeluaran. Kami berkeyakinan bahawa dengan kapasiti pengeluaran tambahan ini, operasi kami di China akan terus memberi sumbangan positif kepada pertumbuhan keseluruhan Kumpulan. Ini juga menunujukkan bahawa usaha pihak pengurusan untuk memulihkan operasi di China kepada kedudukan yang lebih menguntungkan adalah berjaya.

Kumpulan juga telah memperuntukkan RM80 juta sebagai modal perkembangan korporat secara organik atau pengambilalihan yang berpotensi untuk tahun kewangan akan datang.

### PENCAPAIAN KEWANGAN

Kumpulan Top Glove terus mencapai pertumbuhan sebanyak 12% kepada RM1,377.9 juta bagi tahun kewangan berakhir 31 Ogos 2008 berbanding dengan RM1,228.8 juta yang dicatatkan pada tahun kewangan yang lepas. Sebahagian besar pertumbuhan ini disebabkan oleh peningkatan bilangan pelanggan di seluruh dunia; jumlah jualan yang lebih tinggi hasil peningkatan kapasiti pengeluaran, serta kebolehan berterusan kami untuk mengalihkan kenaikan kos operasi.

Dalam keadaan ini, Kumpulan terus mencatat rekod baru dalam keuntungan bagi tahun kewangan 2008. Keuntungan sebelum cukai berjumlah RM134.6 juta atau peningkatan sebanyak 13% lebih daripada rekod keuntungan sebelum cukai sebanyak RM118.6 juta yang tercapai pada tahun 2007, manakala keuntungan bersih meningkat 23% pada tahun kewangan ini kepada RM110.1 juta dari RM89.6 juta yang tercapai pada tahun 2007. Perolehan sesaham meningkat kepada 37.18 sen dari 31.20 sen pada tahun 2007 manakala pulangan atas ekuiti terus meningkat kepada 16% berbanding dengan 14% pada tahun 2007.

Jumlah aset Kumpulan Top Glove meningkat dari RM1,053.6 juta pada Ogos 2007 kepada RM1,109.5 juta pada Ogos 2008, atau peningkatan sebanyak 5% yang mencerminkan peningkatan asas aset Kumpulan. Selaras dengan pencapaian kewangan yang kuat pada tahun kewangan ini, aset bersih turut meningkat sebanyak 7% kepada RM686.6 juta dari RM641.0 juta.

### DIVIDEN

Memandangkan keputusan yang menggalakkan, Lembaga Pengarah dengan sukacitanya mencadangkan pembayaran dividen akhir sebanyak 12% (satu peringkat) yang berjumlah RM17.7 juta bagi tahun kewangan berakhir 31 Ogos 2008. Cadangan dividen akhir ini tertakluk kepada kelulusan para pemegang saham dalam Mesyuarat Agung Tahun Kesepuluh yang akan datang.

Pada 2 Julai 2008, Syarikat telah mengumumkan dividen interim sebanyak 10% (pengecualian cukai) berjumlah RM14.7 juta sempena dengan pengumuman keputusan kewangan suku tahun ketiga yang berakhir pada 31 Mei 2008. Dividen interim tersebut telah dibayar pada 13 September 2008.

Dengan ini, bagi tahun kewangan yang sepenuhnya, dan tertakluk kepada kelulusan para pemegang saham untuk dividen akhir yang dicadangkan, maka bersama-sama dividen interim yang telah diumumkan dan dibayar, jumlah dividen bagi tahun kewangan berakhir 31 Ogos 2008 ialah 22% berbanding dengan jumlah dividen sebanyak 20% bagi tahun kewangan berakhir 31 Ogos 2007. Ini merupakan peningkatan sebanyak 10% dalam pembayaran dividen kasar. Jumlah dividen yang dicadangkan/dibayar merupakan pengagihan kepada pemegang saham sebanyak 29.4% daripada keuntungan bersih Kumpulan bagi tahun kewangan ini.

### PROSPEK MASA DEPAN

Pada umumnya, industri sarung tangan telah menikmati pertumbuhan yang ketara susulan daripada peningkatan dalam permintaan global (kadar pertumbuhan sebanyak 8% hingga 10% setahun atau penambahan 12.3 juta helai sarung tangan setahun) terutamanya disebabkan oleh permintaan yang tinggi dari pasaran industri perubatan akibat tahap kawal selia yang ketat, penambahan penduduk yang umumya semakin meningkat serta gejala ancaman kesihatan (sebagai contoh, ancaman bio-keganasan, SARS, selsema burung, anthrax), serta peningkatan penggunaan sarung tangan dalam sektor bukan perubatan berikutan kesedaran kesihatan yang semakin meningkat, khasnya di dalam industri pemakanan dan perkhidmatan.

Perniagaan kami beroperasi dalam pasaran yang tahan kemelesetan oleh kerana produk kami dianggap sebagai keperluan asas, khasnya di dalam industri kesihatan dan perkhidmatan makanan. Sehubungan dengan ini, permintaan untuk sarung tangan dijangka akan terus bingkas walaupun pada masa ekonomi meleset.

Secara keseluruhan, Kumpulan terus mengamalkan prospek positif ke arah pertumbuhan berterusan dan mencapai prestasi yang lebih cemerlang dari segi hasil jualan dan kadar keuntungan pada masa hadapan melalui strategi pemasaran yang agresif, peningkatan kapasiti pengeluaran serta meningkatkan lagi kualiti produk, kawalan kos dan kecekapan pengurusan.

Sejajar dengan inisiatif tersebut di atas, Kumpulan telah mengamalkan strategi pertumbuhan dua cabang yakni melalui strategi pertumbuhan menegak melalui kegiatan hiliran demi mengeratkan hubungan dengan pelanggan melalui penubuhan lebih banyak pejabat pemasaran di luar negara, di samping melalui strategi pertumbuhan mendatar untuk mempelbagaikan jenis produk yang mampu meningkatkan nilai tambahan jualan seperti sarung tangan pemeriksaan lateks tanpa serbuk, nitril lembut, "vinyl", "clean room" dan pembedahan demi menguasai pasaran yang lebih besar. Penglibatan kami di China juga membolehkan kami menikmati faedah melalui jaringan pengedaran kami di China.

### TANGGUNGJAWAB SOSIAL KORPORAT (CSR)

Kumpulan berpegang teguh kepada falsafah untuk menjadi warga korporat yang proaktif, bertanggungjawab dan prihatin serta peka kepada tanggungjawab sosialnya. Sehubungan dengan ini, Kumpulan telah melibatkan diri dengan kegiatan-kegiatan sosial seperti berikut :-

1) Kumpulan telah menubuhkan Yayasan Top Glove untuk memberi biasiswa kepada pelajar-pelajar miskin agar mereka dapat melanjutkan pendidikan tinggi di universiti tempatan. Malah, Kumpulan kami juga menawarkan peluang pekerjaan kepada penerima biasiswa selepas mereka tamat pengajian.

2) Setiap tahun, Kumpulan juga menyediakan peluang latihan praktik kepada pelajar universiti untuk membolehkan mereka mempelajari keperluan-keperluan industri yang berkaitan dengan bidang pengajian mereka.

3) Dari masa ke semasa, Kumpulan juga telah mendermakan sarung tangan kepada St. John Ambulance dan baru-baru ini, Kumpulan telah memberi sumbangan kepada Persatuan Bulan Sabit Merah Malaysia untuk tabung bantuan bencana alam dan projek pemulihan di Myanmar dan China.



### PENGHARGAAN

Saya ingin mengambil kesempatan ini untuk mengucapkan setinggi-tinggi penghargaan dan terima kasih kepada semua pemegang saham, penganalisa pelaburan, bank dan pengurus dana atas sokongan dan keyakinan berterusan yang diberikan kepada Kumpulan kami; kepada pelanggan, pembekal, agensi Kerajaan dan rakan perniagaan yang dihargai atas sokongan berterusan ke atas produk dan perkhidmatan kami serta kepada pihak pengurusan serta kakitangan Kumpulan, ke atas komitmen dan dedikasi dalam menjalankan tugas dan tanggungjawab mereka dengan cekap dan amanah.

Saya juga ingin mengucapkan terima kasih kepada rakan sejawat saya dalam Lembaga Pengarah atas nasihat, bimbingan dan sokongan bernilai yang diberikan kepada Kumpulan. Saya berkeyakinan penuh bahawa melalui kebijaksanaan dan pengalaman mereka, pasti ianya akan memanfaatkan Kumpulan serta membawa kejayaan yang lebih cemerlang kepada Kumpulan pada masa akan datang.

Saya bagi pihak Lembaga Pengarah, ingin menyampaikan ucapan takziah ke atas pemergian mendiang Encik Lau Boon Ann, Pengarah Bukan Eksekutif pada 8 Jun 2008. Kami juga ingin mengambil kesempatan ini untuk menyampaikan penghargaan kami kepada keluarga mendiang Encik Lau Boon Ann atas sumbangan dan nasihat bernilai yang disumbangkan oleh beliau kepada Lembaga selama ini.

Akhirnya, kami akan sentiasa berazam untuk mencabar diri sendiri demi mempertingkatkan prestasi kami pada masa akan datang dengan mematuhi dasar kualiti kami yang bertemakan "Kemajuan dan Inovasi Berterusan adalah Tugas dan Tanggungjawab Kami" serta berusaha mengekalkan wawasan Kumpulan untuk terus wujud sebagai pengeluar sarung tangan yang terunggul di dunia melalui produk dan perkhidmatan yang cemerlang demi melindungi dan memperkayakan hayat dan nyawa manusia.

Sekian, terima kasih.

**Tan Sri Dr. Lim, Wee-Chai**
PSM, SSAP, DIMP, D.B.A., M.B.A., B.Sc. Hons
Pengerusi
Top Glove Corporation Berhad
Tarikh : 12 November 2008

# 董事主席致詞
## (Chairman's Statement - Mandarin Version)

## 诸位股東,
## 我谨此代表董事部，向诸位提呈頂級手套集團截至2008年8月31日財務年度報告。2008年是頂級手套集團自2001年3月在馬來西亞證券交易所主板掛牌以來的第7周年。

2008年財務年对于本集团是充满挑战性的一年，原乳膠价格在2008年七月创下每公斤RM7.20的最高价格，马币兑美元汇率在4月也攀升至RM3.14兑1美元，原油价格在7月高达每桶148美元及馬來西亞政府宣布從2008年6月5日起调高汽油价格RM0.78或41%，2008年7月1日起，调高電費26%和從8月1日起，天然氣價格上涨71%至RM22.06/mmbtu。

儘管在過去的12個月里集團面對各種挑戰和不稳定因素，集團依然取得可觀的業績以便能更从容的面对国际金融危机或进行可行的企业收购活动。

為了應付日漸高漲的營運成本，集團采取了各項節約措施、改造制造程序、加强研發、以提升產品質量、提高生產力及效率等。

過去多年來，集團之能夠不斷壯大扩展，主要是本集團持續不遺余力地提升產品質量、促進成長、擴大生產能力以及建立一支有奉獻精神的管理團隊，秉承集團以下的商業方向，哲學与规则，以便為集團的利益相關者創造更高的附加價值。

集團的商業方向，哲學与规则如下 :-

### 商業方向

持续以低成本生產優質手套，體現頂級手套、頂級品質、頂級效率的宗旨。

### 商業哲學

1) 致力于為顧客服務。
2) 维护股東的利益。
3) 确保員工繼續為公司作出積極的貢獻及照顧員工的福利。
4) 與銀行界、供應商、商業伙伴保持良好的合作关系。

### 商業规则

1) 不要损失股东的钱
2) 不要失去我們的健康
3) 不可失去我們的耐性
4) 不要失去我們的客户

在向前扩展業务之際，我們將繼續把焦點放在核心業務上，同時不斷努力，精益求精和創新，生产頂級質量的產品及提供卓越的服務，以实现我們的企业使命及巩固我們作為全球最大橡膠手套制造商的地位。

### 業務概述

在2008年財務年里，集團增設了更多高效力的生產線，以強化市場地位。隨著设立在馬來西亞雪蘭莪州巴生的第19號及20號工廠正式建设后，集團目前共拥有355条高效率生產線并可在2009年3月之前達至330億只手套的生产量。

配合集團雄厚的財務狀況和積極成長的決心，集團的產品目前外銷全球超过180個國家，顧客群達850個并占全球市場銷售量的24%。

隨著集團收購Medi-Flex有限公司(Medi-Flex)以后，管理層不斷致力于使Medi-Flex 反虧為盈或減少亏損。在這方面，集團成立了一支由集團最佳及最有經驗的膠料混合、生產及行銷人才組成的特別工作小組，為Medi-Flex進行企業改造工作并以最有效率成本生產防靜電手套。我深信這項投資將能使頂級集團迈向成為現有及未來目標顧客的"一站式全方位手套搜寻中心"。

为了提高效力及减低Medi-Flex营运成本，集團已将位于巴生及租用的工厂搬迁至位于万津的工厂。将位于巴生及万津的工厂整合将达至更好的营运控制，集中生产线，提升产品品质及生产成本效力。除此，万津的工厂是采用更廉价及更高成本效益的生物量生产設施。

配合公司繼續向前邁進，本集團采取了各項高效力的能源節省成本措施，如在馬來西亞及泰國的工廠設立生物量設施。除此，第19號及第20號厂也是采用了更廉价及更高成本效益的生物量生产設施。我們深信在采取了這些節省能源開銷措施后，公司在成本上將更具競爭力，從而進一步提升公司的盈利。

有关海外業務方面，集團設在中國的工廠業績可觀。我们预见全球對橡膠手套的需求将保持強勁。隨着15號廠 安裝了另外8條新的先進乙稀基手套生產流水線的工作在2008年10月完成后，15號廠將拥有24條生產線，我們深信集團在中國業務的生產能力将增加，并会對集團整體的成長帶來正面的貢獻。此外，這也印证了管理层成功把中國業務轉虧為盈。

除此，位于泰国的第16L及17L生产乳膠工厂也将增设8架乳膠生产机器，以便为本集团的其他工厂供应另加的乳膠汁。

與此同時，集團撥出約8百万令吉，作為下個財務年的資本開銷，包括進行业务擴展及企业併購行動。

## 財務成績

頂級集團在截至2008年8月31日的財務年度再次在收益上取得可觀的成長，收益增長了12%至RM13亿7793万令吉，而上年度的收益為RM12亿2878万令吉。收益增长的主因是全球顧客群持續增加，集團生產力提高使銷售額上升，以及集團有能力應付營運成本的增加。

在此情景下，集團繼續在2008年取得可观的盈利。稅前盈利達RM1亿3463万令吉，比2007年的稅前盈利RM1亿1864万令吉增加了13%，而按年計算，淨盈利則增長23%，從2007年的RM8956万令吉增至RM1亿1007万令吉。每股收益從2007年的31.20仙增至37.18仙，股權回酬率則繼續從2007年的14%增至16%。

頂級集團的總資產從2007年8月的RM10亿5363万令吉增至2008年8月的RM11亿959万令吉，即增加5%，反映集團的資產基礎擴大。配合2008年度財務年的強勁財務成績，集團的資產也增加7%從RM6亿4098万令吉增至RM6亿8679万令吉 。

## 股息

鑑于集團可觀的業績，董事部欣然建議為截至2008年8月31日的財務年派發終期股息12%(单层)共計RM1767万令吉。建議的上述股息有待股東在即將召開的第10屆常年大會上通過。公司曾于2008年7月2日配合公布截至2008年5月31日第3季度的財務成績，而宣布派發中期股息10%(免稅)，共計RM1472万令吉。上述中期股息于2008年9月13日支付。

因此，以全年計算，以及有待股東大會通過的終期股息，連同宣布及己支付的中期股息，公司在截至2008年8月31日財務年所派發的股息共達22%而截至2007年8月31日財務年的總股息為20%。這相等于毛股息增加了10%。這建議中/己支付給股東的股息占了集團2008年財久存年度淨盈利的29.4%。

## 未来展望

在全球對手套的需求大幅度增長(每年增长率8至10%或每年額外大約123億只手套)，將使手套业保持正面发展趋势；尤其在嚴竣的管制標準、人口老化以及發生緊急衛生威脅(如生化恐怖活动威脅、非典、禽流感及炭疽等)情况下，傳統醫療市場對手套的需求將更殷切，而在非傳統醫療市場方面，尤其在食品和服務業里的衛生意識日漸提高情况下，也將導致手套的需求不斷增加。

由于集團的產品是基本必需品，特別是在保健和食品服務方面，集團的業務是在一個可抗防經濟不景氣的市場上經營。因此，即使消費經濟體出現缓慢現象，手套的需求也能保持一定的回彈力。

整體而言，集團認為在推行積極的行銷策略，增加生產能力以獲取規模經濟效益，連同產品質量的提高、 有效的成本控制以及高效率管理下，集團手套業務未來的前景將持續及更稳固的发展，無論在銷售收益及盈利上，皆会有更佳的成績。配合上述信念，集團采取了垂直成長和平行成長的雙管齊下成長策略。通過垂直成長，集團將向下游領域進軍，設立更多海外行銷辦事處，以便更接近顧客群。在平行成長策略下，集團將增加產品種類及销售更多增值產品，例如經過提升和改良的無粉檢驗乳膠手套、丁晴手套、乙稀基手


AWARDED
ISO 9001
GLOVE CORPORATION BERHAD
LARGEST RUBBER GLOVE MANUFACTURER"
4th Quarter ear 2007
Fund Managers/ Press Briefing

套、防靜電手套以及外科手套，以擴大市場占有率。集團在中國開展業務也將有助于加强集團的分銷管道效益。

## 企業社會責任

本集團決心要成為一個有責任感，關愛及履行社會責任的企業公民。迄今，集團推行了以下社會責任项目:-

1) 集團成立了頂級基金，為貧窮及有需要的學子提供獎學金，協助他們在本地大學深造。此外，集團也為完成學業的學生提供就業機會。

2) 每年，集團也為大學生提供實習培訓，讓他們吸取与學科有關的行業實際工作經驗。

3) 集團定期捐贈手套給聖約翰救傷隊，以及在最近捐贈手套于馬來西亞紅新月會参与緬甸风灾及中國四川地震賑濟重建項目。

## 致謝

我要借此機會，衷心感謝全體股東、投資分析員，银行及基金經理對本集團持續的支持和信任。我也要感謝珍貴的顧客，供應商，商业伙伴，政府机构及朋友對本集團產品和服務的支持。我也向集團管理層和全體員工任勞任怨、全力以赴執行工作和職務的奉獻精神致于万二分的谢意。

我要感謝董事部同仁提供于集團的寶貴意見、指導及支持。我深信，各位董事的高瞻遠矚和丰富的經驗，將使集團的業務更上一層樓。

我謹此代表董事部全體同仁，對于本公司非執行董事 Lau Boon Ann 先生于2008年6月8日與世長辭，深表哀悼，同時也向其家屬表達謝意，感激已故 Lau Boon Ann 先生生前對董事部所作出的寶貴貢獻。

最后，我們将铭记于心，不斷自我挑戰，自我提升并堅定遵守“不斷精益求精和創新是我們職責”的品質方針，同時力求实现集團成為全球手套制造商和供應優質手套產品及服務，豐富及保護人類生命的崇高使命。

謝謝。

**丹斯里林伟才博士**
PSM, SSAP, DIMP, D.B.A., M.B.A., B.Sc. Hons
董事主席
頂級手套有限公司
2008 年11 月12 日

AWARDED
ISO 9001

# Top Glove Corporate Song



## ENGLISH

All over the world, We are known,
For our superior quality gloves,
Through the years we have grown,
We have shown,
Our gloves stand out superior in the world,
Top Glove is the best, Better than the rest,
Quality, Reliability and Consistency,
Remain our policy,
At Top Glove's Group of Companies.



## BAHASA MALAYSIA

Dari mulanya, hingga terkini,
Nama Top Glove diberi,
Pengeluar sarung tangan yang berkualiti,
Yakinlah hasil pengeluaran kami,
Yang bermutu dan berkualiti tinggi,
Sentiasa menuju kejayaan,
Untuk mencapai keunggulan.



## 顶级企业歌
## MANDARIN

顶级的名誉　闻名世界
品质优良的顶级手套
历经多年的努力与成长
我们成功站在世界的顶端
顶级的手套　我们的骄傲
品质好　可信赖及依靠
是我们一直维护的宗旨
在顶级手套公司集团
语述：顶级手套
继续创新与迈进是我们的义务



## THAI

Tour loak yom rub - wah rao nan kheu,
Phoo num darn tungmue - teee - prom -
lae - khun na parb dee,
Rao sang sarn - rao terb toh - rao man khong,
Pur kao pai - soo sakon - doay mue rao,
Top Glove dee kwa krai,
Rao tum ngarn doay jai,
Khun na parb dee - lae bor ri karn tee dee,
Pur kwarm wai wang jai, rao yin dee rub chai,
Top Glove nan ngai -
khun na parb tong tee nee

# Corporate Governance Statement

**Top Glove Corporation Bhd ("Top Glove" or "the Company") recognises that its existence in the business community relies on the support, trust and confidence of our Shareholders, business associates, customers, suppliers, financiers and various other group of stakeholders with whom it interacts and/or conducts business with.**

The Board of Directors of Top Glove is committed to formulate policies and direct the Company to achieve its objectives by enhancing Shareholders' value with corporate accountability and openness, taking into account the interests of other Stakeholders.

The Board of Directors acknowledges the importance of the role of good corporate governance in assisting the Company to achieve its corporate mission and in enhancing its Shareholders' value. Thus, the Board of Directors is committed to ensure that the corporate governance adopted by the Company is in line with the principles set out in Malaysian Code on Corporate Governance, revised 2007 ("the Code") to the Company's particular circumstances. The Board further acknowledges the recommended best practices of the Code and continues to evaluate the status of the practices and the adopted alternatives.

## BOARD OF DIRECTORS

Top Glove is led by an experienced Board comprising members who are specialised in the glove manufacturing and various business sectors supported by a wide range of other professionals in the legal and accounting sectors. This wide spectrum of skills and experience provide the strength that is needed to lead the Company to meet its objectives and enable the Company to rest in the firm control of an accountable and competent Board of Directors.

The Board currently comprises eight (8) members, made up of five (5) Executive Directors including the Chairman/ Managing Director and three (3) independent non-executive Directors. The composition reflects a balance of executive Directors and non-executive Directors (including independent non-executive Directors) such that no individual or small group of individuals can dominate the Board's decision making. A brief description of the background of each Director is presented on pages 8 to 12 of this Annual Report.

The Board has identified Mr. Quah Chin Chye as the Senior Independent Non-Executive Director to whom concerns may be conveyed where it could be inappropriate for the concerns to be dealt with by the Chairman/ Managing Director.

The Board meets quarterly to review its quarterly performances and discuss new policies and strategies. Additional meetings will be called as and when necessary. During the financial year ended 31 August 2008, four (4) Board Meetings were held and the attendance of the Board members is as follows:

| Name of Directors | No. of Meetings Attended |
|---|---|
| Tan Sri Dr. Lim, Wee-Chai | 4/4 |
| Tan Sri Datuk (Dr.) Arshad Bin Ayub | 4/4 |
| Puan Sri Tong Siew Bee | 4/4 |
| Lee Kim Meow | 4/4 |
| Lim Hooi Sin | 4/4 |
| Sekarajasekaran a/l Arasaratnam | 4/4 |
| Quah Chin Chye | 4/4 |
| Lim Cheong Guan | 4/4 |
| Lau Boon Ann (Demised on 8 June 2008) | 2/2 |

All of the above meetings were held in the Company's Conference Room at Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan, Malaysia.

All the Board members have attended the Mandatory Accreditation Programme and are mindful that they shall receive appropriate training which may be required from time to time to keep abreast with current developments of the industry as well as new statutory and regulatory requirements.

During the financial year, the Directors have attended relevant training programmes in areas of leadership, corporate governance, finance and competitive strategies to enhance their ability in discharging their duties and responsibilities more effectively.

It is the Company's intention that each new Director is given a comprehensive briefing on the Company's history, operations, financial control system and plant visit to enable them to have first hand understanding of the Company's operation. This orientation programme had been implemented since 31 December 2001.

Clear demarcation of duties, responsibilities and authority are being practiced by the Board. The position of Chairman/ Managing Director is held by Tan Sri Dr. Lim, Wee-Chai. The Chairman/ Managing Director is primarily responsible for the orderly conduct of the Board Meetings and workings of the Board. The Chairman/ Managing Director, assisted by the executive Directors is subject to the control of the Board and is responsible for the implementation of Board policies, making operational decisions and monitoring the day-to-day running of the business. He also defines the limits of the management's responsibilities. The executive Directors are responsible for the day-to-day operations of the Group whereby operational issues and problems are discussed, major transactions and matters relating to the Group are reviewed and also to formulate operational strategies.

The non-executive Directors are to deliberate and discuss policies and strategies formulated and proposed by the management with the view of the long-term interests of all stakeholders. They contributed to the formulation of policies, and decision-making using their expertise and experience. They also provide guidance and promote professionalism to the management.

The presence of the independent non-executive Directors are essential as they provide the unbiased and independent view, advice and judgement as well as to safeguard the interest of other parties like minority Shareholders and the community.

In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to retirement at the first Annual General Meeting ("AGM") of the Company subsequent to their appointment. One third (1/3) of all the other Directors shall retire by rotation at each AGM provided always that all Directors shall retire from office at least once in three (3) years. The Directors retiring from office shall be eligible for re-election by the Shareholders.

Directors standing for re-election at the AGM of the Company to be held are Tan Sri Dr. Lim, Wee-Chai, Mr Lim Hooi Sin, Tan Sri Datuk (Dr.) Arshad Bin Ayub and Mr. Sekarajasekaran a/l Arasaratnam.

The Board has delegated certain responsibilities to several Board Committees, which operates within clearly defined terms of reference. The Chairman of the various Committees will report to the Board the outcome of the Committee meetings and such reports are incorporated in the minutes of the Board meetings. The various Committees are as below:

## AUDIT COMMITTEE

This Committee was established on 5 September 2000. The terms of office of the Committee is previously two (2) years and the Board has revised the terms of office of the Committee to three (3) years pursuant to Paragraph 15.21 of the Listing Requirements of Bursa Malaysia Securities Berhad ("LR of Bursa Securities") and may be re-nominated and re-appointed by the Board. Its role and function is to assist the Board in overseeing the Group's activities within its clearly defined terms of reference. Best Practices BB Part 2 and Part 4 of the Code and Paragraph 15.13 of the LR of Bursa Securities spell out the duties of an Audit Committee. The scope of duties of Top Glove's Audit Committee includes primarily the duties detailed therein. Pursuant to Paragraph 15.26 of the LR of Bursa Securities, the Audit Committee Report for the current financial year can be found on pages 38 to 41 of this Annual Report which also contain other information as required under the Code.

The Board shall review the term of office and performance of the Audit Committee and each of its members at least once every three (3) years to determine whether such Audit Committee and members have carried out their duties in accordance with their terms of reference.

The Board has full access to both internal and external auditors and receives reports on all audits performed via this Committee.

## NOMINATION COMMITTEE

This Committee was established on 7 November 2001.The terms of office of this Committee is two (2) years and may be re-nominated and re-appointed by the Board. Its role is to assist the Board of Directors in their responsibilities in nominating new nominees to the Board of Directors. The Nomination Committee shall also assess the performance of the Directors of the Company on an on-going basis. The members of the Nomination Committee are as follows:

| | |
|---|---|
| (a) **Tan Sri Datuk (Dr.) Arshad Bin Ayub** | (Independent Non-Executive Director) – Chairman |
| (b) **Sekarajasekaran a/l Arasaratnam** | (Independent Non-Executive Director) |
| (c) **Quah Chin Chye** | (Independent Non-Executive Director) |
| (d) **Lau Boon Ann** (Demised on 8 June 2008) | (Independent Non-Executive Director) |

The duties and responsibilities of the Nomination Committee are as follows:

- To recommend to the Board of Directors, candidates for all directorships to be filled by the Shareholders or the Board of Directors;
- To consider, in making its recommendations, candidates for directorships proposed by the Managing Director and, within the bounds of practicability, by any other senior executive or any Director or Shareholder;
- To recommend to the Board of Directors the nominees to fill the seats on Board Committees;
- To assess the effectiveness of the Board of Directors as a whole and each individual Directors/Committees of the Board;
- To act in line with the directions of the Board of Directors; and
- To consider and examine such other matters as the Nomination Committee considers appropriate.

## REMUNERATION COMMITTEE

This Committee was established on 7 November 2001. The terms of office of this Committee is two (2) years and may be re-nominated and re-appointed by the Board. Its role is to assist the Board of Directors in their responsibilities in assessing the remuneration packages of the executive Directors. The members of the Remuneration Committee are as follows:

(a) **Tan Sri Dr. Lim, Wee-Chai** (Chairman/ Managing Director) – (Chairman)

(b) **Sekarajasekaran a/l Arasaratnam** (Independent Non-Executive Director)

(c) **Quah Chin Chye** (Independent Non-Executive Director)
(Appointed on 9 June 2008)

(d) **Lau Boon Ann** (Independent Non-Executive Director)
(Demised on 8 June 2008)

The duties and responsibilities of the Remuneration Committee are as follows:

- To review and assess the remuneration packages of the executive Directors in all forms, with or without other independent professional advice or other outside advice;
- To ensure the levels of remuneration be sufficiently attractive and be able to retain Directors needed to run the Company successfully;
- To structure the component parts of remuneration so as to link rewards to corporate and individual performance and to assess the needs of the Company for talent at Board level at a particular time;
- To recommend to the Board of Directors the remuneration packages of the executive Directors;
- To act in line with the directions of the Board of Directors; and
- To consider and examine such other matters as the Remuneration Committee considers appropriate.

## DIRECTORS' REMUNERATION

1) Aggregate remuneration of Directors categorized into appropriate components are as follows:

| | Salaries RM'000 | Fees RM'000 | Bonus RM'000 | ESOS RM'000 | Benefit-in-kind RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|
| **Executive** Directors | 2,459 | 189 | 162 | 796 | 85 | 3,691 |
| **Non-Executive** Directors | - | 112 | - | - | - | 112 |

2) Directors' remuneration are broadly categorized into the following bands:

| Range of Remuneration | Number of Directors | |
|---|---|---|
| | Executive | Non-Executive |
| Below RM50,000 | - | 3 |
| RM150,001 to RM200,000 | 1 | - |
| RM200,001 to RM250,000 | - | - |
| RM250,001 to RM300,000 | - | - |
| RM300,001 to RM350,000 | 2 | - |
| RM450,001 to RM500,000 | 1 | - |
| RM1,620,001 to RM1,700,000 | 1 | - |

Details of individual Directors' Remuneration are not disclosed in this report as the Board has consider that the above Directors' Remuneration disclosures by band and analysis between Executive and Non-Executive Directors satisfies the accountability and transparency aspects of the Code.

## ESOS OPTION COMMITTEE

The Company, with approval of the Shareholders during its Extraordinary General Meeting ("EGM") held on 9 January 2008, granted Shareholders' approval to establish the Employees' Share Option Scheme II ("ESOS") and the Scheme was officially implemented on 1 August 2008.

ESOS Option Committee appointed by the Board on 11 April 2003 continued to oversee the administration as well as to ensure proper implementation of the ESOS according to the Bye-laws of the Scheme. Currently the ESOS Option Committee comprises the following members:

- Tan Sri Dr. Lim, Wee-Chai – Chairman
- Lee Kim Meow – member
- Lim Cheong Guan – member
- Wu Kin Yeap – member
- Hue Kon Fah – member
- Ngian Yoke Fung – member

## SUPPLY OF INFORMATION TO THE BOARD

All Directors are provided with an agenda of the meeting and board papers which contain Company's financial performance, business outlook, various Committees' reports and disclosures by Directors of their interest in shares and their interest in contracts, properties and offices pursuant to Section 135 and Section 131 of the Companies Act, 1965 respectively prior to the Board meeting. The board papers are issued in advance to facilitate informed decision-making. The Chairman/ Managing Director will lead the presentation of board papers and provide comprehensive explanations of pertinent issues. Any proposals and recommendations by the management will be deliberated and discussed by the Board before a decision is made. Minutes are prepared on all Board proceedings and will be signed by the Chairman of the meeting in accordance with the provision of Section 156 of the Companies Act, 1965. The Board is kept updated on the Company's financial activities and operations on a regular basis.

The Directors are also notified of any corporate announcement released to Bursa Securities and the impending restriction on dealing with the securities of the Company prior to the announcement of the quarterly financial results.

All Directors have access to the advice and services of the Company Secretaries and they have been issued with the Code of Ethics for Directors and Secretaries. The Company Secretaries also act as the Secretaries for all the Board Committees.

## RELATIONSHIP WITH THE SHAREHOLDERS

The Company views the timely and equal dissemination of information to Shareholders and Stakeholders as important. It strictly adheres to the disclosure requirements of Bursa Securities. The Company is cautious not to provide undisclosed material information about the Company to any Shareholder or Stakeholder group prior to the announcement made to Bursa Securities.

In addition to the various announcements made during the year, the timely release of financial results on a quarterly basis in line with the LR of Bursa Securities, the Company provides Shareholders with an overview of the Company's performance and progress. During the year, the Executive Directors and senior management had regular dialogues and meetings with both local and overseas institutional investors, fund managers, analysts, research houses and members of the press media to brief them and to keep them updated on the various announcements relating to the Company's financial performance, major corporate proposals and pertinent issues within the disclosure requirements of Bursa Securities.

The AGM is an important forum where communications with Shareholders can be effectively conducted. Shareholders are notified of the meeting together with a copy of the Company's Annual Report at least twenty-one (21) days before the meeting. At each AGM, Shareholders are given ample time and opportunity to ask for more information, without limiting the type of questions asked, prior to seeking approval by show of hands from the members, corporate representatives and proxies on the Audited Financial Statements. During the meeting, the Chairman and the Board members are prepared to response to all queries and undertake to provide sufficient clarification on issues and concerns raised by the Shareholders. The external auditors are also present to provide their professional and independent clarification on issues and concerns raised by the Shareholders.

Status of all resolutions proposed at the AGM is submitted to Bursa Securities at the end of the meeting day. The Board has ensured that each item of special business included in the notice of the annual or extraordinary general meeting are accompanied by a full explanation of the effects of a proposed resolution.

Institutional investors and analysts are welcomed and have equal opportunity to meet our management about performance, corporate governance and other matters related to Shareholders' interest.

The Company also maintains website at http://www.topglove.com.my, from which Shareholders and Stakeholders can access for information.

## ACCOUNTABILITY AND AUDIT

### Financial Reporting

Statement of Directors' Responsibilities in respect of Audited Financial Statements pursuant to Paragraph 15.27(a) of the LR of Bursa Securities.

The Directors are responsible to ensure that financial statements are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia. In presenting the financial statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and prepared on a going concern basis. The Directors also strive to ensure that financial reporting present a balanced and understandable assessment of the Company's position and prospects.

Quarterly financial statements are reviewed by the Audit Committee and approved by the Board of Directors prior to release to Bursa Securities within the stipulated time frame.

### Internal Control

The Board acknowledges its responsibility for maintaining a sound system of internal controls, which provides reasonable assessment of effective and efficient operations, internal financial controls, and compliance with laws and regulations as well as with internal procedures and guidelines. The internal control system also aims at identifying and managing any risks that the Company may encounter in pursuit of its business objectives. A Statement on Internal Control of the Company is set out on page 37 of this Annual Report.

### Relationship with the Auditors

The external auditors, Messrs. Ernst & Young and Messrs. William C.H. Tan & Associates have continued to report to members of the Company on their findings which are included as part of the Company's statutory financial statements. The Company has thus established a transparent arrangement with the auditors to meet auditors' professional requirements. From time to time, the auditors highlight to the Audit Committee and the Board of Directors on matters that require Audit Committee's and Board's attention through the issuance of management letters.

**OTHER COMPLIANCE INFORMATION**

**1. Utilisation Of Proceeds**

The status of the utilisation of proceeds from the private placement of up to 27,217,902 ordinary shares of RM0.50 each at RM8.80 per Placement Share up to RM240 million as at 31 August 2008 is as follows:

| Description | Approved Utilisation RM'000 | Actual Utilisation RM'000 |
|---|---|---|
| Capital Expenditure | 100.0 | 83.9 |
| Repayment of Working Capital | 110.0 | 110.0 |
| Working Capital | 25.8 | 25.8 |
| Defray Expenses | 3.7 | 3.7 |
| Total | **239.5** | **223.4** |

**2. Recurrent Related Party Transactions**

During the financial year, there were no recurrent related party transactions of a revenue or trading nature involving the Directors and / or substantial Shareholders of the Company.

**3. Share Buy-back**

The share bought back and retained as treasury shares during the financial year are set out as below:-

| Monthly Breakdown | No of Shares Purchased and Retained as Treasury Shares | Purchase Price per Share (RM) | | Average Cost per Share (RM) | Total Cost* (RM) |
|---|---|---|---|---|---|
| | | Lowest | Highest | | |
| September 2007 | 398,500 | 5.95 | 6.30 | 6.02 | 2,400,780 |
| October 2007 | 1,832,100 | 6.20 | 6.70 | 6.46 | 11,838,155 |
| November 2007 | 907,000 | 5.70 | 6.55 | 6.04 | 5,476,470 |
| December 2007 | 1,024,000 | 5.25 | 6.50 | 5.73 | 5,862,660 |
| January 2008 | 1,048,400 | 5.15 | 6.55 | 5.92 | 6,201,810 |
| February 2008 | 428,200 | 4.96 | 5.35 | 5.12 | 2,192,694 |
| March 2008 | 950,500 | 3.92 | 5.00 | 4.41 | 4,193,387 |
| April 2008 | 28,000 | 3.90 | 3.98 | 3.95 | 110,719 |
| **Total** | **6,616,700** | | | **5.78** | **38,276,675** |

* *The total cost paid for the repurchase was excluding transaction costs.*

**4. American Depository Receipt ("ADR") Or Global Depository Receipt ("GDR") Programmes**

A Sponsored Level-1 ADR Programme for shares of the Company was registered with the Securities and Exchange Commission of the United States of America since 27 December 2005.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up capital of the Company will be traded in the ADRs in the United States of America, in the ratio of four (4) shares to one (1) ADR.

The Depository Bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad, Kuala Lumpur.

As at 20 October 2008, the total number of ADRs sold under the ADR Programme amounted to 56,700 shares.

During the financial year, the Company did not sponsor any GDR Programme.

5. **Imposition Of Sanctions And/Or Penalties**

There were no sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

6. **Non-Audit Fees**

During the financial year, the amount of non-audit fees paid to the external auditors amounted to RM105,216.

7. **Variation In Results**

There was no material variance between the results of the financial year and the unaudited results previously announced. The Company did not make any release on the profit estimate, forecast or projections for the financial year.

8. **Profit Guarantees**

During the financial year, there were no profit guarantees given by the Company.

9. **Material Contracts**

During the financial year, there were no material contracts entered into by the Company and its subsidiaries involving Directors' and / or substantial Shareholders' interests.

10. **Contracts Relating To Loans**

There were no material contracts relating to loans entered into by the Company involving Directors and / or substantial Shareholders.

11. **Options, Warrants or Convertible Securities**

During the current financial year ended 31 August 2008, a total of 589,100 new ordinary shares were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up share capital of the Company as at 31 August 2008 are as follows:-

| | No. of Shares | RM |
|---|---|---|
| As at 1 September 2007 | 300,475,831 | 150,237,915.50 |
| Ordinary shares of RM0.50 each issued pursuant to the ESOS | 589,100 | 294,550.00 |
| As at 31 August 2008 | 301,064,931 | 150,532,465.50 |

Other than the above, there were no issuance of warrants or convertible securities during the financial year.

12. **Revaluation of Landed Properties**

The Company does not have a revaluation policy on landed properties.

The Board is committed to establish a sound, efficient and effective system of internal control covering not only financial controls but also operational compliance and risk management to safeguard shareholders' investment and the Group's assets. There is an on-going review process by the Board to ensure the adequacy and integrity of the system. Such a system is designed to identify and to manage the Group's risk within the acceptable risk profile, rather than eliminate the risk of failure. Accordingly, the system can only provide reasonable and not absolute assurance against material misstatement, loss or fraud.

The Group's internal control mechanism is embedded in the various work processes and procedures at appropriate levels in the Group. The Chairman/ Managing Director and Senior Management team comprised experienced personnel with vast specialised industry experience, are assigned with the responsibility of managing the Group. They are accountable for the conduct and performance of their operations within their respective businesses. The Chairman/ Managing Director and Senior Management monitor the day-to-day affairs of the Group through review of performance and operations reports, as well as attending Management meetings. Any significant issues are immediately brought to the attention of the Chairman/ Managing Director, who in turn will bring these matters before the Board.

The Audit Committee is also responsible for reviewing and monitoring the effectiveness of the Group's system of internal control. In this respect, the Company's Internal Audit Department was set up in the financial year ended 31 August 2003 to undertake the obligation to conduct regular review on the Group's various operations and reports directly to the Audit Committee. The external auditors provide assurance in the form of their annual statutory audit of the financial statements. Further areas for improvement identified during the course of the statutory audit by the external auditors are brought to the attention of the Audit Committee through management letters, or discussed at Audit Committee meetings.

The key processes that the Group has established in reviewing the adequacy and integrity of the Group's system of internal control include the following:

1) Company's Policies and Procedures, which set out guidelines and the expected standards for the Group's operations are under regular review and update so as to maintain its effectiveness at all times.
2) Periodical and/or annual budgeting and target setting and review system for every operation of the Group. Analysis, data comparison and reporting of variances against targets are presented in the Group's various Management meetings, which provide the framework for monitoring and controlling mechanism.
3) Submission of regular, timely and comprehensive flow of information/ reports to the Board and Management on all aspects of the Group's operations to facilitate the monitoring of performance against strategic plans.
4) Clearly defined organisation structure of the various departments with defined delegation of responsibilities and accountability. Setting out the decision that needs to be taken and the appropriate approving authority at various levels of the management including matters that requires Board's approval.
5) Setting up monetary limits to the various level of delegated authority in order to minimize the risks of unauthorised transactions.
6) Regular internal audit visits by the Company's Internal Audit Department to assess and provide independent reports and assurance on the state of the internal control system of the Group's various operations.
7) Continuous training and development programmes covering all level of the Group's employees to ensure and to maintain the competency and efficiency of the employees.
8) Undertakes the compliance review functions to ensure adherence to rules and regulations laid down by the various regulators and authorities.
9) Continue to enhance the control and monitor the worker's permit renewal via the human resources management computer system and work closely with Foreign Workers Medical Examination Monitoring Agency on the medical check up of our foreign workers.

The Board is dedicated towards operating a sound system of internal control and therefore recognised that the system must continuously evolve to support the business and the size of the Group.

There were no material internal control failures, which resulted in material losses or contingencies during the financial year. The Management will, when necessary, put in place appropriate action to further enhance the Group's system of internal control.

Pursuant to paragraph 15.24 of the Listing Requirements of Bursa Malaysia Securities Berhad, the external auditors have reviewed this statement for inclusion in the Annual Report for the financial year ended 31 August 2008 and reported to the Board that nothing has come to their attention that causes them to believe that this Statement is inconsistent with their understanding of the process adequacy and integrity of the system of internal control.

This statement does not include the state of internal control in associate company, which has not been dealt with as part of the Group and was made in accordance with a resolution of the Board of Directors dated 22 October 2008.

# Audit Committee Report

The Audit Committee of Top Glove Corporation Bhd is pleased to present the Audit Committee Report for the financial year ended 31 August 2008.

## 1. MEMBERSHIP AND ATTENDANCE

The Audit Committee members and details of attendance of each member at the Audit Committee meetings held during the financial year ended 31 August 2008 are as follows:-

| Composition of AC | Number of Audit Committee Meetings | |
|---|---|---|
| | **Held** | **Attended** |
| Tan Sri Datuk (Dr.) Arshad Bin Ayub<br>Chairman / *Independent Non-Executive Director* | 4 | 4 |
| Sekarajasekaran a/l Arasaratnam<br>Member / *Independent Non-Executive Director* | 4 | 4 |
| Quah Chin Chye<br>Member / *Independent Non-Executive Director* | 4 | 4 |

## 2. COMPOSITION AND TERMS OF REFERENCE

### 2.1 Composition of members

The Board shall elect the Audit Committee members from amongst themselves, comprising no fewer than three (3) non-executive directors. The majority of the Audit Committee members shall be independent directors.

In this respect, the Board adopts the definition of "Independent Director" as defined under the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

All members of the Audit Committee shall be financially literate and at least one (1) member of the Audit Committee must be:

a) a member of the Malaysian Institute of Accountant ("MIA"); or

b) if he is not a member of MIA, he must have at least three (3) years of working experience; and

   i) he must have passed the examinations specified in Part I of the First Schedule of the Accountants Act 1967;or
   
   ii) he must be a member of one of the associations of the accountants specified in Part II of the First Schedule of the Accountants Act 1967; or

c) fulfills such other requirements as prescribed or approved by Bursa Securities.

No alternate director of the Board shall be appointed as a member of the Audit Committee.

The term of office and performance of the Audit Committee and each of its members shall be reviewed by the Board at least once every three (3) years to determine whether such Audit Committee and members have carried out their duties in accordance with their terms of reference.

**Retirement and resignation**

If a member of the Audit Committee resigns, dies, or for any reason ceases to be a member resulting in non-compliance to the composition criteria as stated in paragraph 2.1 above, the Board shall within three (3) months of the event appoint such number of the new members as may be required to fill the vacancy.

### 2.2 Chairman

The members of the Audit Committee shall elect a Chairman from amongst their number who shall be an independent director.

In the absence of the Chairman of the Audit Committee, the other members of the Audit Committee shall amongst themselves elect a Chairman who must be independent director to chair the meeting.

### 2.3 Secretary

The Company Secretary shall be the Secretary of the Audit Committee and as a reporting procedure, the Minutes shall be circulated to all members of the Board.

### 2.4 Meetings

The Audit Committee shall meet regularly, with due notice of issues to be discussed, and shall record its conclusions in discharging its duties and responsibilities. In addition, the Chairman may call for additional meetings at any time at the Chairman's discretion.

Upon the request of the external auditor, the Chairman of the Audit Committee shall convene a meeting of the Audit Committee to consider any matter the external auditor believes should be brought to the attention of the directors or shareholders.

Notice of Audit Committee meetings shall be given to all the Audit Committee members unless the Audit Committee waives such requirement.

The Chairman of the Audit Committee shall engage on a continuous basis with senior management, such as the Chairman, the Chief Executive Officer, the Finance Director, the head of internal audit and the external auditors in order to be kept informed of matters affecting the Company. The Audit Committee shall meet with the internal auditors without executive Board members or employees present, whenever deemed necessary.

The Finance Director, the head of internal audit and a representative of the external auditors should normally attend meetings. Other Board members and employees may attend meetings upon the invitation of the Audit Committee. However, the Audit Committee shall meet with the external auditors without executive Board members or employees present at least twice a year and whenever necessary.

Questions arising at any meeting of the Audit Committee shall be decided by a majority of votes of the members present, and in the case of equality of votes, the Chairman of the Audit Committee shall have a second or casting vote.

### 2.5 Minutes

Minutes of each meeting shall be kept at the registered office and distributed to each member of the Audit Committee and also to the other members of the Board. The Audit Committee Chairman shall report on each meeting to the Board.

The minutes of the Audit Committee meeting shall be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

### 2.6 Quorum

The quorum for the Audit Committee meeting shall be the majority of members present whom must be independent directors.

### 2.7 Objectives

The principal objectives of the Audit Committee are to assist the Board of Directors in discharging its statutory duties and responsibilities relating to accounting and reporting practices of the holding company and each of its subsidiaries. In addition, the Audit Committee shall:

a) evaluate the quality of the audits performed by the internal and external auditors;

b) provide assurance that the financial information presented by management is relevant, reliable and timely;

c) oversee compliance with laws and regulations and observance of a proper code of conduct; and

d) determine the quality, adequacy and effectiveness of the Group's control environment.

### 2.8 Authority

The Audit Committee shall, in accordance with a procedure to be determined by the Board and at the expense of the Company:

(a) have explicit authority to investigate any matter within its terms of reference, the resources to do so, and full access to information. All employees shall be directed to co-operate as requested by members of the Audit Committee.

(b) have full and unlimited/unrestricted access to all information and documents/resources which are required to perform its duties as well as to the internal and external auditors and senior management of the Company and Group.

(c) obtain independent professional or other advice and to invite outsiders with relevant experience to attend, if necessary.

(d) have direct communication channels with the external auditors and person(s) carrying out the internal audit function or activity (if any).

(e) where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements, the Audit Committee shall promptly report such matter to Bursa Securities.

### 2.9 Duties and responsibilities

The duties and responsibilities of the Audit Committee are as follows:

(a) To consider the appointment of the external auditor, the audit fee and any question of resignation or dismissal;

(b) To discuss with the external auditor before the audit commences, the nature and scope of the audit, and ensure co-ordination where more than one audit firm is involved;

(c) To review with the external auditor his evaluation of the system of internal controls and his audit report;

(d) To review the quarterly and year-end financial statements of the Board, focusing particularly on –
- any change in accounting policies and practices;
- significant adjustments arising from the audit;
- the going concern assumption; and
- compliance with accounting standards and other legal requirements.

(e) To discuss problems and reservations arising from the interim and final audits, and any matter the auditor may wish to discuss (in the absence of management, where necessary);

(f) To review the external auditor's management letter and management's response;

(g) To do the following, in relation to the internal audit function:-
- review the adequacy of the scope, functions, competency and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- review the internal audit programme and results of the internal audit process and, where necessary, ensure that appropriate actions are taken on the recommendations of the internal audit function;
- review any appraisal or assessment of the performance of members of the internal audit function;
- approve any appointment or termination of senior staff members of the internal audit function; and
- take recognition of resignations of internal audit staff members and provide the resigning staff member an opportunity to submit his reasons for resigning.

(h) To consider any related party transactions and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity;

(i) To report its findings on the financial and management performance, and other material matters to the Board;

(j) To consider the major findings of internal investigations and management's response;

(k) To verify the allocation of employees' share option scheme ("ESOS") in compliance with the criteria as stipulated in the by-laws of ESOS of the Company, if any;

(l) To determine the remit of the internal audit function;

(m) To consider other topics as defined by the Board; and

(n) To consider and examine such other matters as the Audit Committee considers appropriate.

## 3. SUMMARY OF ACTIVITIES OF THE AUDIT COMMITTEE

The Audit Committee has discharged its duties as set out in its Terms of Reference. The major areas reviewed and deliberated by the Audit Committee are as follows:

a) Reviewed all the four Quarter's Financial Statements and the annual audited financial statements of the Company at Audit Committee meetings held each quarter before recommending the same for the Board's approval on the same date;

b) Reviewed the Annual Report to ensure adherence to legal and regulatory reporting requirements and appropriate resolution of all accounting matters requiring significant judgment;

c) Reviewed and deliberated on the external auditors' report and recommendations regarding opportunities for improvement to the significant risk areas, internal control and financial matters areas based on observations made in the course of audit;

d) Deliberated the best Board practices for meeting the market expectations and protecting shareholders' interests that were highlighted by the external auditors;

e) Reviewed the related party transactions that are required to be transacted at an arm's length basis and are not detrimental to the interest of minority shareholders;

f) Approved the Internal Auditors' Annual Audit Plan for 2009 and the Internal Audit Reports issued, audit recommendations presented by the Internal Audit Manager in Audit Committee Meeting in every quarter;

g) Deliberated the emerging financial reporting issues pursuant to the introduction of new accounting standards and additional statutory/regulatory disclosure requirements;

h) Reviewed the measures being taken to fortify the existing risk assessment and management processes; and

i) Verified the allocation of option shares pursuant to the ESOS to eligible employees had been made in accordance with the criteria of allocation of option shares as set out in the Bye-Laws of the ESOS.

## 4. SUMMARY OF ACTIVITIES OF THE INTERNAL AUDIT DEPARTMENT

The Company has an Internal Audit Department whose principal objective is to undertake regular reviews of the systems of controls, procedures and operations so as to provide reasonable assurance that the internal control system is sound, adequate and satisfactory. The Internal Audit Department reports directly to the Audit Committee. Its role is to provide the Committee with independent and objective reports on the state of internal controls of the operating units within the Group and the extent of compliance by such units with the Group's established policies and procedures and the regulatory requirements of the relevant authorities. The Audit Committee reviews and approves the internal audit plan of the Group submitted by the Internal Audit Manager.

During the financial year ended 31 August 2008, the areas audited included audits of the various departments covering all the factories and subsidiaries within the Group. Internal audit reports were issued to the Audit Committee regularly and tabled in the Audit Committee meetings. The reports are also issued to the respective operations management, incorporating audit recommendations and management responses with regards to any audit findings on the weaknesses in the systems and controls of the operations. The Internal Audit Department also follows up with management on the implementation of the agreed audit recommendations.

# Financial Statements

## for the Year Ended 31 August 2008







The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the financial year ended 31 August 2008.

## Principal activities

The principal activities of the Company are investment holding and the provision of management services.

The principal activities of the subsidiaries are described in Note 13 to the financial statements.

There have been no significant changes in the nature of the principal activities during the financial year.

## Results

| | Group RM'000 | Company RM'000 |
|---|---|---|
| Profit for the year | 108,103 | 44,450 |
| Attributable to: | | |
| Equity holders of the Company | 110,065 | 44,450 |
| Minority interests | (1,962) | - |
| | 108,103 | 44,450 |

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature other than as dislosed in Note 2.3 to the financial statements.

## Dividends

The amount of dividends paid by the Company since 31 August 2007 were as follows :

| | RM'000 |
|---|---|
| In respect of the financial year ended 31 August 2007: | |
| Interim tax exempt dividend of 8%, paid on 13 September 2007 | 12,013 |
| Final tax exempt dividend of 6%, paid on 14 March 2008 | 8,864 |
| Final dividend of 6% less 26% taxation, paid on 14 March 2008 | 6,557 |
| | 27,434 |
| In respect of the financial year ended 31 August 2008: | |
| Interim tax exempt dividend of 10%, paid on 13 September 2008 | 14,722 |

## Dividends (continued)

At the forthcoming Annual General Meeting, a final single tier dividend of 12% on 294,448,000 ordinary shares amounting to RM17,666,880 (6 sen per share) in respect of the financial year ended 31 August 2008 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained earnings in the financial year ending 31 August 2009.

## Directors

The names of the directors of the Company in office since the date of the last report and at the date of this report are :

Tan Sri Dr. Lim, Wee-Chai
Tan Sri Datuk (Dr.) Arshad bin Ayub
Puan Sri Tong Siew Bee
Lim Hooi Sin
Sekarajasekaran a/l Arasaratnam
Quah Chin Chye
Lee Kim Meow
Lim Cheong Guan
Lau Boon Ann (Demised on 8 June 2008)

## Directors' benefits

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement to which the Company was a party, whereby the directors might acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, other than those arising from the share options granted under the Employee Share Options Scheme ("ESOS").

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than benefits included in the aggregate amount of emoluments received or due and receivable by the directors or the fixed salary of a full-time employee of the Company as shown in Note 7 to the financial statements) by reason of a contract made by the Company or a related corporation with a director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

## Directors' interests

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in shares in the Company during the financial year were as follows:

| | Number of ordinary shares of RM0.50 each | | | |
|---|---|---|---|---|
| | 1 September 2007 | Bought | Sold | 31 August 2008 |
| Tan Sri Dr. Lim, Wee-Chai | | | | |
| - direct | 86,462,900 | 780,000 | - | 87,242,900 |
| - indirect | 30,763,821 | 50,000 | - | 30,813,821 |
| Tan Sri Datuk (Dr.) Arshad bin Ayub | 1,630,000 | - | - | 1,630,000 |
| Puan Sri Tong Siew Bee | | | | |
| - direct | 4,597,874 | - | - | 4,597,874 |
| - indirect | 112,628,847 | 830,000 | - | 113,458,847 |
| Lim Hooi Sin | | | | |
| - direct | 7,105,181 | 50,000 | - | 7,155,181 |
| - indirect | 110,121,540 | 780,000 | - | 110,901,540 |
| Sekarajasekaran a/l Arasaratnam | 9,099,169 | 1,435,000 | (692,500) | 9,841,669 |
| Lee Kim Meow | | | | |
| - direct | 813,016 | 156,800 | (250,000) | 719,816 |
| - indirect | 5,000 | - | - | 5,000 |
| Lim Cheong Guan | - | 14,000 | - | 14,000 |

| | Number of options over ordinary shares of RM0.50 each | | | | |
|---|---|---|---|---|---|
| | 1 September 2007 | Granted | Exercised | Expired | 31 August 2008 |
| Tan Sri Dr. Lim, Wee-Chai | 806,400 | - | - | (806,400) | - |
| Puan Sri Tong Siew Bee | 268,800 | - | - | (268,800) | - |
| Lim Hooi Sin | 403,200 | - | - | (403,200) | - |
| Lee Kim Meow | 313,600 | - | (156,800) | (156,800) | - |
| Lim Cheong Guan | 56,000 | 112,000 | (14,000) | (154,000) | - |

Tan Sri Dr. Lim, Wee-Chai, Puan Sri Tong Siew Bee and Lim Hooi Sin by virtue of their interest in shares of the Company are also deemed interested in shares of all the subsidiaries to the extent the Company has an interest.

The other director in office at the end of the financial year had no interest in shares in the Company or its related corporations or in share options in the Company during the financial year.

## Issue of shares

During the financial year, the Company increased its issued and paid-up share capital from RM150,238,000 to RM150,532,000 by way of issuance of 588,000 ordinary shares of RM0.50 each pursuant to the ESOS at an option price between RM2.00 and RM5.98 per ordinary share.

The new ordinary shares issued during the financial year ranked pari passu in all respects with the existing ordinary shares of the Company.

## Treasury shares

During the financial year, the Company repurchased 6,617,000 of its issued ordinary shares from the open market at the average price of RM5.81 per share. The total consideration paid for the repurchase including transaction costs was RM38,427,000. The shares repurchased are being held as treasury shares in accordance with Section 67A of the Companies Act 1965. Further relevant details are disclosed in Note 26 to the financial statements.

## Employee share options scheme

The Company's first ESOS which was implemented for a 5 years period expired on 29 April 2008.

The Company's second ESOS ("ESOS II") is governed by the by-laws which was approved by the shareholders at the Extraordinary General Meeting held on 9 January 2008 and became effective on 1 August 2008.

The main features and other terms of the ESOS II are disclosed in Note 28 to the financial statements.

## Other statutory information

(a) Before the income statements and balance sheets of the Group and of the Company were made out, the directors took reasonable steps:

   (i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

   (ii) to ensure that any current assets which were unlikely to realise their value as shown in the accounting records in the ordinary course of business had been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumtances which would render:

   (i) the amount written off for bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; and

   (ii) the values attributed to the current assets in the financial statements of the Group and of the Company misleading.

(c) At the date of this report, the directors are not aware of any circumstances which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

## Other statutory information (continued)

(d) At the date of this report, the directors are not aware of any circumtances not otherwise dealt with in this report or financial statements of the Group and of the Company which would render any amount stated in the financial statements misleading.

(e) As at the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability of the Group or of the Company which has arisen since the end of the financial year.

(f) In the opinion of the directors:

(i) no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Group or of the Company to meet its obligations when they fall due; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

## Significant event

The significant event is disclosed in Note 13(a) to the financial statements.

## Subsequent event

Details of the subsequent event are disclosed in Note 36 to the financial statements.

## Auditors

The auditors, Ernst & Young, have expressed their willingness to continue in office.

Signed on behalf of the Board in accordance with a resolution of the directors dated 12 November 2008.

Tan Sri Dr. Lim, Wee-Chai

Quah Chin Chye

Selangor, Malaysia

# Statement by directors

AWARDED ISO 9001

Pursuant to Section 169 (15) of the Companies Act, 1965

We, Tan Sri Dr. Lim, Wee-Chai and Quah Chin Chye, being two of the directors of Top Glove Corporation Bhd., do hereby state that, in the opinion of the directors, the accompanying financial statements set out on pages 51 to 105 are drawn up in accordance with the provisions of Companies Act, 1965 and applicable Financial Reporting Standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company as at 31 August 2008 and of the results and the cash flows of the Group and of the Company for the year then ended.

Signed on behalf of the Board in accordance with a resolution of the directors dated 12 November 2008.

Tan Sri Dr. Lim, Wee-Chai

Quah Chin Chye

Selangor, Malaysia

# Statutory declaration

Pursuant to Section 169 (16) of the Companies Act, 1965

I, Tan Sri Dr. Lim, Wee-Chai, the director primarily responsible for the financial management of Top Glove Corporation Bhd., do solemnly and sincerely declare that the accompanying financial statements set out on pages 51 to 105 are in my opinion correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1960.

Subscribed and solemnly declared by the
abovenamed Tan Sri Dr. Lim, Wee-Chai
at Klang in the State of Selangor
on 12 November 2008

Tan Sri Dr. Lim, Wee-Chai

Before me,

**LEE PEI NAM**
Commissioner for Oaths

# Independent auditors' report

to the members of Top Glove Corporation Bhd. (Incorporated in Malaysia)

AWARDED ISO 9001

## Report on the financial statements

We have audited the financial statements of Top Glove Corporation Bhd., which comprise the balance sheet as at 31 August 2008 of the Group and of the Company, and the income statement, statement of changes in equity and cash flow statement for the period then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 51 to 105.

## Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and fair presentation of these financial statements in accordance with Financial Reporting Standards in Malaysia. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements have been properly drawn up in accordance with Financial Reporting Standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company as at 31 August 2008 and of its financial performance and cash flows for the period then ended.

## Report on other legal and regulatory requirements

In accordance with the requirements of the Companies Act, 1965 in Malaysia, we also report the following:

(a) In our opinion, the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

(b) We have considered the accounts and the auditors' reports of all the subsidiaries of which we have not acted as auditors, which are indicated in Note 13 to the financial statements.

(c) We are satisfied that the accounts of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

(d) The auditors' reports on the accounts of the subsidiaries were not subject to any qualification material to the consolidated financial statements and did not include any comment required to be made under Section 174(3) of the Act.

## Other matters

This report is made solely to the members of the Company, as a body, in accordance with Section 174 of the Companies Act, 1965 in Malaysia and for no other purpose. We do not assume responsibility to any other person for the content of this report.

Ernst & Young
AF: 0039
Chartered Accountants

Lee Ah Too
No. 2187/09/09(J)
Chartered Accountant

Melaka, Malaysia
Date: 12 November 2008

# Income statements

For the year ended 31 August 2008

| | Note | Group 2008 RM'000 | Group 2007 RM'000 (restated) | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|---|---|---|
| Revenue | 3 | 1,377,931 | 1,228,778 | 57,050 | 13,290 |
| Cost of sales | | (1,150,360) | (1,014,377) | - | - |
| **Gross profit** | | 227,571 | 214,401 | 57,050 | 13,290 |
| Other operating income | | 8,973 | 8,879 | 1,336 | 1,348 |
| Distribution and selling costs | | (46,520) | (43,771) | - | - |
| Administrative and general expenses | | (46,155) | (47,221) | (3,276) | (2,628) |
| **Operating profit** | | 143,869 | 132,288 | 55,110 | 12,010 |
| Finance costs | 4 | (10,151) | (13,525) | - | (62) |
| Share of gain/(loss) of associate | | 909 | (119) | - | - |
| **Profit before tax** | 5 | 134,627 | 118,644 | 55,110 | 11,948 |
| Income tax expense | 8 | (26,524) | (29,992) | (10,660) | - |
| **Profit for the year** | | 108,103 | 88,652 | 44,450 | 11,948 |
| Attributable to: | | | | | |
| Equity holders of the Company | | 110,065 | 89,560 | 44,450 | 11,948 |
| Minority interests | | (1,962) | (908) | - | - |
| | | 108,103 | 88,652 | 44,450 | 11,948 |
| **Earnings per share attributable to equity holders of the Company (sen):** | | | | | |
| Basic | 9 | 37.18 | 31.20 | | |
| Diluted | 9 | 37.18 | 31.13 | | |

The accompanying notes form an integral part of the financial statements.

# Balance sheets

as at 31 August 2008

| | Note | Group 2008 RM'000 | Group 2007 RM'000 (restated) | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 11 | 559,437 | 547,588 | - | - |
| Prepaid land leased payment | 12 | 11,928 | 10,035 | - | - |
| Investments in subsidiaries | 13 | - | - | 28,503 | 29,348 |
| Investments in associate | 14 | 10,037 | 8,737 | - | - |
| Other investment | | 145 | 145 | - | - |
| Due from a subsidiary | 15 | - | - | 287,193 | 311,763 |
| Goodwill | 16 | 20,113 | 21,078 | - | - |
| | | 601,660 | 587,583 | 315,696 | 341,111 |
| **Current assets** | | | | | |
| Inventories | 17 | 157,766 | 121,256 | - | - |
| Trade receivables | 18 | 214,196 | 168,764 | - | - |
| Other receivables | 19 | 14,378 | 10,441 | 109,670 | 79,271 |
| Tax recoverable | | - | - | 83 | 83 |
| Cash and bank balances | 20 | 121,545 | 165,584 | 25,456 | 49,314 |
| | | 507,885 | 466,045 | 135,209 | 128,668 |
| **Total assets** | | 1,109,545 | 1,053,628 | 450,905 | 469,779 |
| **Equity and liabilities** | | | | | |
| **Equity attributable to equity holders of the Company** | | | | | |
| Share capital | 24 | 150,532 | 150,238 | 150,532 | 150,238 |
| Share premium | 25 | 230,193 | 228,811 | 230,193 | 228,811 |
| Treasury shares | 26 | (38,427) | - | (38,427) | - |
| Other reserves | 27 | 7,650 | 4,671 | - | 545 |
| Retained earnings | 30 | 317,100 | 235,812 | 22,404 | 6,731 |
| Shareholders' equity | | 667,048 | 619,532 | 364,702 | 386,325 |
| Minority interests | | 19,741 | 21,447 | - | - |
| **Total equity** | | 686,789 | 640,979 | 364,702 | 386,325 |

| | Note | Group 2008 RM'000 | Group 2007 RM'000 (restated) | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|---|---|---|
| **Non-current liabilities** | | | | | |
| Borrowings | 21 | 86,625 | 128,467 | 55,000 | 70,000 |
| Deferred tax liabilities | 29 | 30,047 | 26,968 | - | - |
| Non-current liabilities | | 116,672 | 155,435 | 55,000 | 70,000 |
| **Current liabilities** | | | | | |
| Borrowings | 21 | 100,362 | 63,726 | 15,000 | - |
| Trade payables | 23 | 113,209 | 104,092 | - | - |
| Other payables | | 74,775 | 76,764 | 1,481 | 1,441 |
| Tax payable | | 3,016 | 619 | - | - |
| Dividends payable | | 14,722 | 12,013 | 14,722 | 12,013 |
| | | 306,084 | 257,214 | 31,203 | 13,454 |
| **Total liabilities** | | 422,756 | 412,649 | 86,203 | 83,454 |
| **Total equity and liabilities** | | 1,109,545 | 1,053,628 | 450,905 | 469,779 |

The accompanying notes form an integral part of the financial statements.

# Statements of changes in equity

AWARDED ISO 9001

For the year ended 31 August 2008

| | Attributable to equity holders of the Company | | | | | | | | Minority interests | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Non distributable | | | | | | Distributable | | | |
| | Share capital RM'000 | Share premium RM'000 | Treasury shares RM'000 | Foreign exchange reserve RM'000 | Legal reserve RM'000 | Share option reserve RM'000 | Retained earnings RM'000 | Total RM'000 | RM'000 | RM'000 |
| **Group** | | | | | | | | | | |
| **At 1 September 2006** | 96,143 | 22,054 | - | 2,040 | 1,694 | - | 160,175 | 282,106 | 2,003 | 284,109 |
| Effect of adopting FRS112 | - | - | - | - | - | - | 18,076 | 18,076 | - | 18,076 |
| | 96,143 | 22,054 | - | 2,040 | 1,694 | - | 178,251 | 300,182 | 2,003 | 302,185 |
| Foreign currency translation, representing net income/(expense) recognised directly in equity | - | - | - | 698 | - | - | - | 698 | (50) | 648 |
| Profit for the year | - | - | - | - | - | - | 89,560 | 89,560 | (908) | 88,652 |
| Total recognised income and expense for the year | - | - | - | 698 | - | - | 89,560 | 90,258 | (958) | 89,300 |
| Issuance of ordinary shares: | | | | | | | | | | |
| Private placement | 13,609 | 225,909 | - | - | - | - | - | 239,518 | - | 239,518 |
| Pursuant to ESOS | 1,603 | 17,324 | - | - | - | - | - | 18,927 | - | 18,927 |
| Issuance of bonus shares | 38,883 | (32,800) | - | - | - | - | (6,083) | - | - | - |
| Share issue expenses | - | (3,676) | - | - | - | - | - | (3,676) | - | (3,676) |
| Share options granted under ESOS | - | - | - | - | - | 782 | - | 782 | - | 782 |
| Transfer from share option reserve | - | - | - | - | - | (237) | 237 | - | - | - |
| Acuqisition of subsidiary | - | - | - | - | - | - | - | - | 20,402 | 20,402 |
| Transfer from legal reserve | - | - | - | - | (306) | - | 306 | - | - | - |
| Dividends (Note 10) | - | - | - | - | - | - | (26,459) | (26,459) | - | (26,459) |
| **At 31 August 2007** | 150,238 | 228,811 | - | 2,738 | 1,388 | 545 | 235,812 | 619,532 | 21,447 | 640,979 |
| Foreign currency translation, representing net income recognised directly in equity | - | - | - | 3,524 | - | - | - | 3,524 | 256 | 3,780 |
| Profit for the year | - | - | - | - | - | - | 110,065 | 110,065 | (1,962) | 108,103 |
| Total recognised income and expense for the year | - | - | - | 3,524 | - | - | 110,065 | 113,589 | (1,706) | 111,883 |
| Issuance of ordinary shares: | | | | | | | | | | |
| Pursuant to ESOS | 294 | 1,500 | - | - | - | - | - | 1,794 | - | 1,794 |
| Share issue expenses | - | (118) | - | - | - | - | - | (118) | - | (118) |
| Treasury shares | - | - | (38,427) | - | - | - | - | (38,427) | - | (38,427) |
| Share options granted under ESOS | - | - | - | - | - | 821 | - | 821 | - | 821 |
| Transfer from share option reserve | - | - | - | - | - | (1,366) | 1,366 | - | - | - |
| Dividends (Note 10) | - | - | - | - | - | - | (30,143) | (30,143) | - | (30,143) |
| **At 31 August 2008** | 150,532 | 230,193 | (38,427) | 6,262 | 1,388 | - | 317,100 | 667,048 | 19,741 | 686,789 |

| | ◄── Non distributable | | | ──► | Distributable | |
|---|---|---|---|---|---|---|
| | Share capital RM'000 | Share premium RM'000 | Treasury shares RM'000 | Share option reserve RM'000 | Retained earnings RM'000 | Total RM'000 |
| **Company** | | | | | | |
| **At 1 September 2006** | 96,143 | 22,054 | - | - | 27,088 | 145,285 |
| Profit for the year, representing total recognised income and expense for the year | - | - | - | - | 11,948 | 11,948 |
| Issuance of ordinary shares: | | | | | | |
| Private placement | 13,609 | 225,909 | - | - | - | 239,518 |
| Pursuant to ESOS | 1,603 | 17,324 | - | - | - | 18,927 |
| Issuance of bonus shares | 38,883 | (32,800) | - | - | (6,083) | - |
| Share issue expenses | - | (3,676) | - | - | - | (3,676) |
| Share options granted under ESOS | - | - | - | 782 | - | 782 |
| Transfer from share option reserve | - | - | - | (237) | 237 | - |
| Dividends (Note 10) | - | - | - | - | (26,459) | (26,459) |
| **At 31 August 2007** | 150,238 | 228,811 | - | 545 | 6,731 | 386,325 |
| Profit for the year, representing total recognised income and expense for the year | - | - | - | - | 44,450 | 44,450 |
| Issuance of ordinary shares: | | | | | | |
| Pursuant to ESOS | 294 | 1,500 | - | - | - | 1,794 |
| Share issue expenses | - | (118) | - | - | - | (118) |
| Treasury shares | - | - | (38,427) | - | - | (38,427) |
| Share options granted under ESOS | - | - | - | 821 | - | 821 |
| Transfer from share option reserve | - | - | - | (1,366) | 1,366 | - |
| Dividends (Note 10) | - | - | - | - | (30,143) | (30,143) |
| **At 31 August 2008** | 150,532 | 230,193 | (38,427) | - | 22,404 | 364,702 |

The accompanying notes form an integral part of the financial statements.

For the year ended 31 August 2008

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Profit before tax | 134,627 | 118,644 | 55,110 | 11,948 |
| Adjustments for : | | | | |
| Gross dividend | - | - | (56,000) | (12,000) |
| Bad debts written off | - | 7 | - | - |
| Depreciation and amortisation | | | | |
| - Property, plant and equipment | 52,853 | 43,228 | - | - |
| - Prepaid land lease payment | 209 | 254 | - | - |
| Impairment loss in investment in a subsidiary | - | - | 845 | - |
| Loss on disposal of property, plant and equipment | 188 | 44 | - | - |
| Property, plant and equipment written off | 26 | 1,489 | - | - |
| Provision for doubtful debts | - | 266 | - | - |
| Reversal of provision for doubtful debts | (497) | (143) | - | - |
| Share options granted under ESOS | 821 | 782 | 821 | 782 |
| Unrealised foreign exchange loss/(gain) | 2,106 | (1,959) | - | - |
| Share of (gain)/loss of associate | (909) | 119 | - | - |
| Negative goodwill written off | - | (2,862) | - | - |
| Interest expense | 10,151 | 13,525 | - | 62 |
| Interest income | (2,481) | (2,552) | (1,336) | (1,348) |
| Operating profit/(loss) before working capital changes | 197,094 | 170,842 | (560) | (556) |
| Increase in inventories | (35,783) | (11,029) | - | - |
| Increase in receivables | (49,771) | (10,690) | 5 | (33,266) |
| Increase/(decrease) in payables | 8,093 | (16,218) | 40 | 252 |
| Cash generated from/(used in) operations | 119,633 | 132,905 | (515) | (33,570) |
| Interest paid | (10,151) | (13,948) | - | (62) |
| Tax paid | (21,048) | (13,822) | - | - |
| Net cash generated from/(used in) operating activities | 88,434 | 105,135 | (515) | (33,632) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Purchase of property, plant and equipment | (65,118) | (103,753) | - | - |
| Purchase of prepaid land leased payment | (1,810) | (1,253) | - | - |
| Acquisition of subsidiaries (Note 13 (b)) | - | (16,143) | - | - |
| Interest received | 2,481 | 2,552 | 1,336 | 1,348 |
| Dividend received | - | - | 45,340 | 12,000 |
| Proceeds from disposal of other investment | - | 211 | - | 103 |
| Proceeds from disposal of property, plant and equipment | 1,102 | 307 | - | - |
| Net cash (used in)/generated from investing activities | (63,345) | (118,079) | 46,676 | 13,451 |

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Advances to subsidiaries | - | - | (5,834) | (139,987) |
| Proceeds from issuance of shares | 1,794 | 258,445 | 1,794 | 258,445 |
| Share issue expenses | (118) | (3,676) | (118) | (3,676) |
| Repurchase of shares | (38,427) | - | (38,427) | - |
| Payment of dividends | (27,434) | (21,190) | (27,434) | (21,190) |
| Repayment of hire purchase payables | (1,732) | (1,281) | - | - |
| Repayment of term loans | (25,151) | (46,313) | - | - |
| Repayment of commercial papers | - | (24,880) | - | (24,880) |
| Increase/(decrease) in short term borrowings | 21,643 | (42,619) | - | - |
| Net cash (used in)/generated from financing activities | (69,425) | 118,486 | (70,019) | 68,712 |
| **Net (decrease)/increase in cash and cash equivalents** | (44,336) | 105,542 | (23,858) | 48,531 |
| **Effects of foreign exchange rate changes** | 409 | 98 | - | - |
| **Cash and cash equivalents at beginning of year** | 164,397 | 58,757 | 49,314 | 783 |
| **Cash and cash equivalents at end of year (Note 20)** | 120,470 | 164,397 | 25,456 | 49,314 |

The accompanying notes form an integral part of the financial statements.

## 1. Corporate information

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of Bursa Malaysia Securities Berhad. The principal place of business of the Company is located at Lot 4969, Jalan Teratai, Batu 6, off Jalan Meru, 41050 Klang, Selangor.

The principal activities of the Company are investment holding and the provision of management services. The principal activities of the subsidiaries are described in Note 13. There were no significant changes in the nature of the principal activities during the financial year.

The financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the directors on 12 November 2008.

## 2. Significant accounting policies

### 2.1 Basis of preparation

The financial statements comply with the provisions of the Companies Act, 1965 and applicable Financial Reporting Standards ("FRSs") in Malaysia. The Group and the Company had adopted new and revised FRSs as described fully in Note 2.3.

The financial statements of the Group and of the Company have also been prepared on a historical basis.

### 2.2 Summary of significant accounting policies

#### (a) Subsidiaries and basis of consolidation

##### (i) Subsidiaries

Subsidiaries are entities over which the Group has the ability to control the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group has such power over another entity.

In the Company's separate financial statements, investments in subsidiaries are stated at cost less impairment losses. On disposal of such investments, the difference between net disposal proceeds and their carrying amounts is included in profit or loss.

##### (ii) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at the balance sheet date. The financial statements of the subsidiaries are prepared for the same reporting date as the Company.

All the subsidiaries are consolidated using the merger method of accounting except for the subsidiaries of Top Glove Sdn. Bhd., which are accounted for under the acquisition method.

Acquisition of subsidiaries that meets the conditions of a merger are accounted for using the merger method. Under the merger method of accounting, the results of subsidiaries are presented as if the merger had been effected throughout the current and previous years. In the consolidated financial statements, the cost of the merger is cancelled with the nominal values of the shares received. Any resulting debit difference is adjusted against the consolidated capital and revenue reserves.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (a) Subsidiaries and basis of consolidation (cont'd)

##### (ii) Basis of consolidation (cont'd)

Subsidiaries accounted for using the purchase method are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. In preparing the consolidated financial statements, intragroup balances, transactions and unrealised gains or losses are eliminated in full. Uniform accounting policies are adopted in the consolidated financial statements for like transactions and events in similar circumstances.

Acquisitions of subsidiaries that do not meet the conditions of a merger are accounted for using the purchase method. The purchase method of accounting involves allocating the cost of the acquisition to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of an acquisition is measured as the aggregate of the fair values, at the date of exchange, of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the acquisition.

Any excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss.

Minority interests represent the portion of profit or loss and net assets in subsidiaries not held by the Group. It is measured at the minorities' share of the fair value of the subsidiaries' identifiable assets and liabilities at the acquisition date and the minorities' share of changes in the subsidiaries' equity since then.

#### (b) Associates

Associates are entities in which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not in control or joint control over those policies.

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under the equity method, the investment in associate is carried in the consolidated balance sheet at cost adjusted for post-acquisition changes in the Group's share of net assets of the associate. The Group's share of the net profit or loss of the associate is recognised in the consolidated profit or loss. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of such changes. In applying the equity method, unrealised gains and losses on transactions between the Group and the associate are eliminated to the extent of the Group's interest in the associate. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associate. The associate is equity accounted for from the date the Group obtains significant influence until the date the Group ceases to have significant influence over the associate.

Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. Any excess of the Group's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the Group's share of the associate's profit or loss in the period in which the investment is acquired.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (b) Associates (cont'd)

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the Group's net investment in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The most recent available audited financial statements of the associates are used by the Group in applying the equity method. Where the dates of the audited financial statements used are not coterminous with those of the Group, the share of results is arrived at from the last audited financial statements available and management financial statements to the end of the accounting period. Uniform accounting policies are adopted for like transactions and events in similar circumstances.

In the Company's separate financial statements, investments in associates are stated at cost less impairment losses.

On disposal of such investments, the difference between net disposal proceeds and their carrying amounts is included in profit or loss.

#### (c) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised but instead, it is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

#### (d) Property, plant and equipment and depreciation

All items of property, plant and equipment are initially recorded at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Subsequent to recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Freehold land has an unlimited useful life and therefore is not depreciated. Capital work-in-progress are also not depreciated as these assets are not available for use. Depreciation of other property, plant and equipment is provided for on a straight line basis to write off the cost of each asset to its residual value over the estimate useful life at the following annual rates:

| | |
|---|---|
| Buildings | 2% to 5% |
| Plant and equipment | 10% |
| Other assets | 10% to 20% |

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (d) Property, plant and equipment and depreciation (cont'd)

The residual values, useful life and depreciation method are reviewed at each financial year-end to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of property, plant and equipment.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any and the net carrying amount is recognised in profit or loss.

#### (e) Impairment of non-financial assets

The carrying amounts of assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated to determine the amount of impairment loss.

For goodwill that have an indefinite useful life the recoverable amount is estimated at each balance sheet date or more frequently when indicators of impairment are identified.

For the purpose of impairment testing of these assets, recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs to. Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses recognised in respect of a CGU or groups of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to those units or groups of units and then, to reduce the carrying amount of the other assets in the unit or groups of units on a pro-rata basis.

An impairment loss is recognised in profit or loss in the period in which it arises.

Impairment loss on goodwill is not reversed in a subsequent period. An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill is recognised in profit or loss.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (f) Inventories

Inventories are stated at lower of cost and net realisable value.

Cost is determined using the first-in, first-out method. The cost of raw materials comprises costs of purchase. The costs of finished goods and work-in-progress comprise costs of raw materials, direct labour, other direct costs and appropriate proportions of manufacturing overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale.

#### (g) Financial instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instrument.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are recognised directly in equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

##### (i) Cash and cash equivalents

For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and at bank, deposits at call and short term highly liquid investments which have an insignificant risk of changes in value, net of outstanding bank overdrafts.

##### (ii) Other non-current investments

Non-current investments other than investments in subsidiaries and associates are stated at cost less impairment losses. On disposal of an investment, the difference between net disposal proceeds and its carrying amount is recognised in the profit or loss.

##### (iii) Marketable securities

Marketable securities are carried at the lower of cost and market value, determined on aggregate basis. Cost is determined on the weighted average basis while market value is determined based on quoted market values. Increases or decreases in the carrying amount of marketable securities are recognised in profit or loss. On disposal of marketable securities, the difference between net disposal proceeds and the carrying amount is recognised in profit or loss.

##### (iv) Trade receivables

Trade receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on a review of all outstanding amounts as at the balance sheet date.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (g) Financial instruments (cont'd)

**(v) Trade payables**

Trade payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

**(vi) Interest bearing loans and borrowings**

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

**(vii) Equity instruments**

Ordinary shares are classified as equity. Dividends on ordinary shares are recognised in equity in the period in which they are declared.

The transaction costs of an equity transaction are accounted for as a deduction from equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.

The consideration paid, including attributable transaction costs on repurchased ordinary shares of the Company that have not been cancelled, are classified as treasury shares and presented as a deduction from equity. No gain or loss is recognised in profit or loss on the sale, re-issuance or cancellation of treasury shares. When treasury shares are reissued by resale, the difference between the sales consideration and the carrying amount is recognised in equity.

**(viii) Derivative financial instruments**

Derivative financial statements are not recognised in the financial statements .

#### (h) Leases

**(i) Classification**

A lease is recognised as a finance lease if it transfers substantially to the Company all the risks and rewards incidental to ownership. Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets and the land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. All leases that do not transfer substantially all the risks and rewards are classified as operating leases, with the following exceptions:

- Property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease; and

- Land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (h) Leases (cont'd)

##### (ii) Finance leases - the Group as lessee

Assets acquired by way of hire purchase or finance leases are stated at an amount equal to the lower of their fair values and the present value of the minimum lease payments at the inception of the leases, less accumulated depreciation and impairment losses. The corresponding liability is included in the balance sheet as borrowings. In calculating the present value of the minimum lease payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Company's incremental borrowing rate is used. Any initial direct costs are also added to the carrying amount of such assets.

The depreciation policy for leased assets is in accordance with that for depreciable property, plant and equipment as described in Note 2.2 (d).

##### (iii) Operating leases - the Group as lessee

Operating lease payments are recognised as an expense on a straight-line basis over the term of the relevant lease. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

In the case of a lease of land and buildings, the minimum lease payments or the up-front payments made are allocated, whenever necessary, between the land and the buildings elements in proportion to the relative fair values for leasehold interests in the land element and buildings element of the lease at the inception of the lease. The up-front payment represents prepaid lease payments and are amortised on a straight-line basis over the lease term.

#### (i) Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying ecomonic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

#### (j) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (j) Income tax (cont'd)

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised as income or an expense and included in the profit or loss for the period, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also recognised directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or the amount of any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the combination.

#### (k) Employee benefits

##### (i) Short term benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

##### (ii) Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into seperate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Such contributions are recognised as an expense in the profit or loss as incurred. As required by law, companies in Malaysia make contributions to the Employees Provident Fund ("EPF"). Some of the Group's foreign subsidiaries make contributions to their respective countries' statutory pension schemes.

##### (iii) Equity compensation benefits

The Company's ESOS allows the Group's employees to acquire ordinary shares of the Company. The total fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in the share option reserve within equity over the vesting period and taking into account the probability that the options will vest.The fair value of share options is measured at grant date, taking into account, if any, the market vesting conditions upon which the options were granted but excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date.

At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable on vesting date. It recognises the impact of the revision of original estimates, if any, in the profit or loss, and a corresponding adjustment to equity over the remaining vesting period. The equity amounts is recognised in the share option reserve until the option is exercised, upon which it will be transferred to share premium, or until the option expires, upon which it will be transferred directly to retained earnings.

The proceeds received net of any directly attributable transaction costs are credited to equity when the options are exercised.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (l) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

##### (i) Sale of goods

Revenue is recognised net of sales taxes, discounts and returns upon the transfer of significant risks and rewards of ownership to the buyer. Revenue is not recognised to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs and the possible return of goods.

##### (ii) Management fees

Management fees are recognised when services are rendered.

##### (iii) Interest income

Interest is recognised on an accrual basis using the effective interest method.

##### (iv) Dividend income

Dividend income is recognised when the Group's right to receive payment is established.

#### (m) Foreign currencies

##### (i) Functional and presentation currency

The individual financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Ringgit Malaysia (RM), which is also the Company's functional currency. All values in the financial statements are rounded to nearest thousand (RM'000) except when otherwise indicated.

##### (ii) Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded in the functional currencies using the exchange rates prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in profit or loss for the period except for exchange differences arising on monetary items that form part of the Group's net investment in foreign operation. Exchange differences arising on monetary items that form part of the Group's net investment in foreign operation, where that monetary item is denominated in either the functional currency of the reporting entity or the foreign operation, are initially taken directly to the foreign currency translation reserve within equity until the disposal of the foreign operations, at which time they are recognised in profit or loss.

## 2. Significant accounting policies (cont'd)

### 2.2 Summary of significant accounting policies (cont'd)

#### (m) Foreign currencies (cont'd)

##### (ii) Foreign currency transactions (cont'd)

Exchange differences arising on monetary items that form part of the Group's net investment in foreign operation, where that monetary item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, are recognised in profit or loss for the period. Exchange differences arising on monetary items that form part of the Company's net investment in foreign operation, regardless of the currency of the monetary item, are recognised in profit or loss in the Company's financial statements or the individual financial statements of the foreign operation, as appropriate.

Exchange differences arising on the translation of non-monetary items carried at fair value are included in profit or loss for the period except for the differences arising on the translation of non-monetary items in respect of which gains and losses are recognised directly in equity. Exchange differences arising from such non-monetary items are also recognised directly in equity.

##### (iii) Foreign operations

The results and financial position of foreign operations that have a functional currency different from the presentation currency (RM) of the consolidated financial statements are translated into RM as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate prevailing at the balance sheet date;

- Income and expenses for each income statement are translated at average exchange rates for the year, which approximates the exchange rates at the dates of the transactions; and

- All resulting exchange differences are taken to the foreign currency translation reserve within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 1 January 2006 are treated as assets and liabilities of the foreign operations and are recorded in the functional currency of the foreign operations and translated at the closing rate at the balance sheet date. Goodwill and fair value adjustments which arose on the acquisition of foreign subsidiaries before 1 January 2006 are deemed to be assets and liabilities of the parent company and are recorded in RM at the rates prevailing at the date of acquisition.

#### (n) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

## 2. Significant accounting policies (cont'd)

### 2.3 Changes in accounting policies and effects arising from adoption of new and revised FRSs

On 1 September 2007, the Group and the Company adopted the following new and revised FRSs, amendments FRSs and interpretations :

| | New and revised FRSs, amendments to FRSs and Interpretations | Effective for financial periods beginning on or after |
|---|---|---|
| (i) | FRS 117: Leases | 1 October 2006 |
| (ii) | FRS 124: Related Party Disclosures | 1 October 2006 |
| (iii) | FRS 6 : Exploration for and Evaluation of Mineral Resources | 1 January 2007 |
| (iv) | Amendment to FRS $119_{2004}$ : Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures | 1 January 2007 |
| (v) | FRS 107: Cash Flow Statements | 1 July 2007 |
| (vi) | FRS 111: Construction Contracts | 1 July 2007 |
| (vii) | FRS 112: Income Taxes | 1 July 2007 |
| (viii) | FRS 118: Revenue | 1 July 2007 |
| (ix) | FRS 120: Accounting for Government Grants and Disclosure of Government Assistance | 1 July 2007 |
| (x) | FRS 134: Interim Financial Reporting | 1 July 2007 |
| (xi) | FRS 137: Provisions, Contingent Liabilities and Contingent Assets | 1 July 2007 |
| (xii) | Amendment to FRS 121: The effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operations | 1 July 2007 |
| (xiii) | IC Interpretation 1: Changes in Existing Decommissioning, Restoration and Similar Liabilities | 1 July 2007 |
| (xiv) | IC Interpretation 2: Members' Shares in Co-operative Entities and Similar Instruments | 1 July 2007 |
| (xv) | IC Interpretation 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds | 1 July 2007 |
| (xvi) | IC Interpretation 6: Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment | 1 July 2007 |
| (xvii) | IC Interpretation 7: Applying the Restatement Approach under FRS $129_{2004}$ Financial Reporting in Hyperinflationary Economies | 1 July 2007 |
| (xviii) | IC Interpretation 8: Scope of FRS 2 | 1 July 2007 |

At the date of authorisation of these financial statements, the FRS 139 : Financial instruments: Recognition and Measurement was issued but not yet effective and have not been applied by the Group and the Company.

The Group and the Company are exempted from disclosing the possible impact, if any, to the financial statements upon the initial application of FRS 139.

## 2. Significant accounting policies (cont'd)

### 2.3 Changes in accounting policies and effects arising from adoption of new and revised FRSs (cont'd)

The adoption of above new and revised FRSs, amendments to FRSs and Interpretations does not result in significant changes in accounting policies of the Group and the Company, except as follows:

**(a) FRS 112: Income Taxes**

Prior to 1 September 2007, recognition of deferred tax on assets that qualify for reinvestment or other similar allowances in excess of normal capital allowances was prohibited. The adoption of the revised FRS 112 has resulted in a change in the accounting policy whereby deferred tax is to be recognised on such unused allowances to the extent that it is probable that future taxable profit will be available against which these unused allowances can be utilised.

**(b) FRS 117: Leases**

Prior to 1 September 2007, leasehold land held for own use was classified as property, plant and equipment and was stated at cost less accumulated depreciation and impairment losses.

The adoption of the revised FRS 117 has resulted in a change in the accounting policy relating to the classification of leases of land and buildings. Leases of land and buildings are now classified as operating or finance leases in the same way as leases of other assets and the land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. Leasehold land held for own use is now classified as operating lease and where necessary, the minimum lease payments or the up-front payments made are allocated between the land and the buildings elements in proportion to the relative fair values for leasehold interests in the land element and buildings element of the lease at the inception of the lease. The up-front payment represents prepaid lease payments and are amortised on a straight-line basis over the lease term.

### 2.4 Effects of new and revised FRSs on the current year's financial statements

**(a) Changes in accounting policies**

The changes in accounting policies as a result of new and revised FRSs as disclosed in Note 2.3 had the effect of increasing/(decreasing) the line items in the Group's financial statements for the current financial year by the following amounts:

| Description of change | Effect of FRS 112 RM'000 | Effect of FRS 117 RM'000 | Total RM'000 |
|---|---|---|---|
| **Group** | | | |
| **Balance Sheet** | | | |
| Property, plant and equipment | - | (11,928) | (11,928) |
| Prepaid land lease payments | - | 11,928 | 11,928 |
| **Income Statement** | | | |
| Income tax expense | 3,841 | - | 3,841 |
| Profit for the year | (3,841) | - | (3,841) |

## 2. Significant accounting policies (cont'd)

### 2.4 Effects of new and revised FRSs on the current year's financial statements (cont'd)

#### (b) Restatement of comparatives

The following comparative amounts have been restated as a result of adopting the new and revised FRSs:

| Description of change | Previously stated RM'000 | Effect of FRS 112 RM'000 | Effect of FRS 117 RM'000 | Total RM'000 |
|---|---|---|---|---|
| **Group** | | | | |
| Balance Sheet | | | | |
| Property, plant and equipment | 557,623 | - | (10,035) | 547,588 |
| Prepaid land lease payments | - | - | 10,035 | 10,035 |
| Deferred tax liability | 30,809 | (3,841) | - | 26,968 |
| Retained earnings: | | | | |
| At 1 September 2006 | 160,175 | 18,076 | - | 178,251 |
| At 31 August 2007 | 231,971 | 3,841 | - | 235,812 |
| **Income Statement** | | | | |
| Income tax expense | (15,757) | (14,235) | - | (29,992) |
| Profit for the year | 102,887 | (14,235) | - | 88,652 |

### 2.5 Significant accounting estimates and judgements

#### Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

#### (i) Depreciation of plant and machinery

The cost of plant and machinery for the manufacture of gloves is depreciated on a straight-line basis over the assets' useful lives. Management estimates the useful lives of these plant and machinery to be 10 years. These are common life expectancies applied in the industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

#### (ii) Impairment of goodwill

The Group determines whether goodwill are impaired at least on an annual basis. This requires an estimation of the value-in-use of the cash-generating units ("CGU") to which goodwill are allocated. Estimating a value-in-use amount requires management to make an estimate of the expected future cash flows from the CGU and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill as at 31 August 2008 is RM20,113,000 (2007 : RM21,078,000). Further details are disclosed in Note 16.

## 3. Revenue

| | Group 2008 RM'000 | Group 2007 RM'000 | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|---|---|
| Sales of goods | 1,377,931 | 1,228,778 | - | - |
| Management fees from subsidiaries | - | - | 1,050 | 1,290 |
| Dividend income from subsidiaries | - | - | 56,000 | 12,000 |
| | 1,377,931 | 1,228,778 | 57,050 | 13,290 |

## 4. Finance costs

| | Group 2008 RM'000 | Group 2007 RM'000 | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|---|---|
| Interest expense | 10,151 | 13,948 | - | 62 |
| Less: interest expense capitalised in capital work-in-progress (Note 11 (c)) | - | (423) | - | - |
| | 10,151 | 13,525 | - | 62 |

## 5. Profit before tax

The following amounts have been included in arriving at profit before tax:

| | Group 2008 RM'000 | Group 2007 RM'000 | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|---|---|
| Auditors' remuneration: | | | | |
| - Statutory audit | | | | |
| Company's auditors | 197 | 161 | 38 | 32 |
| Other auditors | 121 | 101 | - | - |
| Overprovision in prior year | - | (1) | - | - |
| Bad debts written off | - | 7 | - | - |
| Provision for doubtful debts | - | 266 | - | - |
| Reversal of provision for doubtful debts | (497) | (143) | - | - |
| Depreciation and amortisation: | | | | |
| - Property, plant and equipment | 52,853 | 43,228 | - | - |
| - Prepaid land lease payment | 209 | 254 | - | - |
| Non-executive directors' remuneration (Note 7) | 295 | 212 | 112 | 136 |
| Net foreign exchange losses | 4,861 | 7,745 | - | - |
| Employee benefits expense (Note 6) | 114,744 | 94,676 | 1,844 | 1,656 |

## 5. Profit before tax (cont'd)

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| Operating lease - Minimum lease payment for building and machinery | 2,395 | 1,725 | - | - |
| Property, plant and equipment written off | 26 | 1,489 | - | - |
| Impairment loss in investment in a subsidiary | - | - | 845 | - |
| Loss on disposal of property, plant and equipment | 188 | 44 | - | - |
| Negative goodwill written off | - | (2,862) | - | - |
| Interest income | (2,481) | (2,552) | (1,336) | (1,348) |
| Rental income | (341) | (417) | - | - |

## 6. Employee benefits expense

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| Wages and salaries | 105,409 | 86,965 | 1,456 | 1,317 |
| Social security costs | 1,801 | 771 | 7 | 6 |
| Pension costs - defined contribution plan | 2,879 | 2,630 | 170 | 154 |
| Share options granted under ESOS | 821 | 782 | - | - |
| Other staff related expenses | 3,629 | 3,349 | 22 | - |
| Directors' fees | 205 | 179 | 189 | 179 |
| | 114,744 | 94,676 | 1,844 | 1,656 |

Included in employee benefits expense of the Group and of the Company are executive directors' remuneration amounting to RM4,247,000 (2007 : RM3,687,000) and RM848,000 (2007 : RM823,000) respectively as further disclosed in Note 7.

## 7. Directors' remuneration

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| **Directors of the Company** | | | | |
| Executive: | | | | |
| Salaries and other emoluments | 2,386 | 2,394 | 588 | 574 |
| Pension costs - defined contribution plan | 235 | 229 | 71 | 70 |
| Share options granted under ESOS | 796 | 352 | - | - |
| Fees | 189 | 179 | 189 | 179 |
| Benefits-in-kind | 85 | 128 | - | 33 |
| | 3,691 | 3,282 | 848 | 856 |
| Non-executive : | | | | |
| Fees | 112 | 136 | 112 | 136 |
| **Other directors** | | | | |
| Executive: | | | | |
| Salaries and other emoluments | 620 | 525 | - | - |
| Pension costs - defined contribution plan | 5 | 8 | - | - |
| Fees | 16 | - | - | - |
| Benefits-in-kind | 15 | 15 | - | - |
| | 656 | 548 | - | - |
| Non-executive : | | | | |
| Fees | 183 | 76 | - | - |
| Analysis excluding benefits-in-kind: | | | | |
| Total executive directors' remuneration (Note 6) | 4,247 | 3,687 | 848 | 823 |
| Total non-executive directors' remuneration (Note 5) | 295 | 212 | 112 | 136 |
| Total directors' remuneration | 4,542 | 3,899 | 960 | 959 |

## 8. Income tax expense

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Tax expense for the year: | | | | |
| Malaysian income tax | 23,196 | 9,532 | 10,660 | - |
| Foreign tax | 206 | 750 | - | - |
| Underprovided in prior years | 43 | 4,204 | - | - |
| | 23,445 | 14,486 | 10,660 | - |
| Deferred tax (Note 29): | | | | |
| Relating to origination and reversal of temporary differences | 4,121 | 18,858 | - | - |
| Relating to changes in tax rate | (1,988) | (2,439) | - | - |
| Under/(over)provided in prior years | 946 | (913) | - | - |
| | 3,079 | 15,506 | - | - |
| | 26,524 | 29,992 | 10,660 | - |

Domestic current income tax is calculated at the Malaysian statutory tax rate of 26% (2007 : 27%) of the estimated assessable profit for the year. The domestic statutory tax rate will be reduced to 25% from the current year's rate of 26%, effective year of assessment 2009. The computation of deferred tax as at 31 August 2008 has reflected these changes. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

A reconciliation of income tax expense applicable to profit before tax at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Company is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Profit before tax | 134,627 | 118,644 | 55,110 | 11,948 |
| Taxation at Malaysian statutory tax rate of 26% (2007: 27%) | 35,003 | 32,034 | 14,329 | 3,226 |
| Different tax rates in other countries | (416) | 336 | - | - |
| Effect of changes in tax rates on opening balance of deferred tax | (967) | 1,068 | - | - |
| Deferred tax recognised at different tax rates | (1,021) | (3,507) | - | - |
| Effect of income subject to tax rate of 20% | 50 | 30 | - | - |
| Effects of tax incentives claimed by foreign subsidiaries | (3,156) | (1,383) | - | - |
| Effect of income not subject to tax | (125) | (1,612) | (3,997) | (3,459) |
| Expenses not deductible for tax purposes | 1,874 | 1,702 | 328 | 233 |
| Expenses entitled for double deduction for tax purposes | (844) | (291) | - | - |

## 8. Income tax expense (cont'd)

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| Utilisation of current year's reinvestment allowances | (6,579) | (6,112) | - | - |
| Deferred tax assets not recognised in respect of current year's tax losses and unabsorbed reinvestment allowances | 1,716 | 4,436 | - | - |
| Under/(over) provision of deferred tax in prior years | 946 | (913) | - | - |
| Under provision of income tax expense in prior years | 43 | 4,204 | - | - |
| Income tax expense for the year | 26,524 | 29,992 | 10,660 | - |

## 9. Earnings per share

### (a) Basic

Basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year, excluding treasury shares held by the company.

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| Profit attributable to ordinary equity holders of the Company (RM'000) | 110,065 | 89,560 |
| Weighted average number of ordinary shares in issue ('000) | 296,001 | 287,015 |
| Basic earnings per share (sen) | 37.18 | 31.20 |

The comparative basic earnings per share has been restated to take into account the effect of the changes in accounting policies (Note 2.4) on profit for the year.

### (b) Diluted

For the purpose of calculating diluted earnings per share, the profit for the year attributable to ordinary equity holders of the Company and the weighted average number of ordinary shares in issue during the financial year have been adjusted for the dilutive effects of share options granted to employees.

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| Profit attributable to ordinary equity holders of the Company (RM'000) | 110,065 | 89,560 |
| Weighted average number of ordinary shares in issue ('000) | 296,001 | 287,015 |
| Effect of dilution: share options ('000) | - | 636 |
| Adjusted weighted average number of ordinary shares in issue and issuable ('000) | 296,001 | 287,651 |
| Diluted earnings per share (sen) | 37.18 | 31.13 |

## 10. Dividends

| | Dividends in respect of Year | | | Dividends Recognised in Year | |
|---|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2006 RM'000 | 2008 RM'000 | 2007 RM'000 |
| **Group and Company** | | | | | |
| **Recognised during the year:** | | | | | |
| Final tax exempt dividend of 6% paid on 15 March 2007 | - | - | 8,982 | - | 8,982 |
| Final dividend of 5% less 27% taxation, paid on 15 March 2007 | - | - | 5,464 | - | 5,464 |
| Interim tax exempt dividend of 8%, paid on 13 September 2007 | - | 12,013 | - | - | 12,013 |
| Final tax exempt dividend of 6% paid on 14 March 2008 | - | 8,864 | - | 8,864 | - |
| Final dividend of 6% less 26% taxation, paid on 14 March 2008 | - | 6,557 | - | 6,557 | - |
| Interim tax exempt dividend of 10%, paid on 13 September 2008 | 14,722 | - | - | 14,722 | - |
| **Proposed for approval: at AGM (not recognised as at 31 August):** | | | | | |
| Final single tier dividend of 12% | 17,667 | - | - | - | - |
| | 32,389 | 27,434 | 14,446 | 30,143 | 26,459 |

At the forthcoming Annual General Meeting, a final single tier dividend of 12% on 294,448,000 ordinary shares amounting to RM17,666,880 (6 sen per share) in respect of the financial year ended 31 August 2008 will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained earnings in the financial year ending 31 August 2009.

## 11. Property, plant and equipment

| Group | * Land and buildings RM'000 | Plant and equipment RM'000 | ** Other assets RM'000 | Capital work-in-progress RM'000 | Total RM'000 |
|---|---|---|---|---|---|
| **At 31 August 2008** | | | | | |
| **Cost** | | | | | |
| At 1 September 2007 | 172,758 | 461,525 | 31,007 | 39,073 | 704,363 |
| Additions | 9,353 | 20,129 | 3,373 | 32,409 | 65,264 |
| Disposals | (217) | (1,156) | (2,074) | - | (3,447) |
| Written off | - | - | (29) | - | (29) |
| Reclassification | 20,406 | 18,510 | 190 | (39,106) | - |
| Adjustment | - | - | (1,250) | - | (1,250) |
| Exchange differences | 805 | 117 | 119 | 228 | 1,269 |
| At 31 August 2008 | 203,105 | 499,125 | 31,336 | 32,604 | 766,170 |
| **Accumulated depreciation** | | | | | |
| At 1 September 2007 | 11,712 | 132,362 | 12,701 | - | 156,775 |
| Depreciation charge for the year | 3,169 | 46,206 | 3,478 | - | 52,853 |
| Disposals | (32) | (375) | (1,750) | - | (2,157) |
| Written off | - | - | (3) | - | (3) |
| Adjustment | - | - | (523) | - | (523) |
| Exchange differences | (89) | (235) | 112 | - | (212) |
| At 31 August 2008 | 14,760 | 177,958 | 14,015 | - | 206,733 |
| **Net carrying amount** | | | | | |
| At 31 August 2008 | 188,345 | 321,167 | 17,321 | 32,604 | 559,437 |
| **At 31 August 2007** | | | | | |
| **Cost** | | | | | |
| At 1 September 2006 | 132,309 | 311,781 | 25,932 | 35,977 | 505,999 |
| Additions | 8,770 | 32,976 | 5,341 | 57,189 | 104,276 |
| Disposals | - | (160) | (446) | - | (606) |
| Written off | (95) | (304) | (1,281) | - | (1,680) |
| Reclassification | 25,926 | 29,483 | (1,274) | (54,135) | - |
| Acquisition of subsidiary | 5,849 | 85,203 | 2,769 | 91 | 93,912 |
| Exchange differences | (1) | 2,546 | (34) | (49) | 2,462 |
| At 31 August 2007 | 172,758 | 461,525 | 31,007 | 39,073 | 704,363 |

## 11. Property, plant and equipment (cont'd)

| Group | * Land and buildings RM'000 | Plant and equipment RM'000 | ** Other assets RM'000 | Capital work-in-progress RM'000 | Total RM'000 |
|---|---|---|---|---|---|
| **Accumulated depreciation** | | | | | |
| At 1 September 2006 | 7,732 | 74,567 | 8,524 | - | 90,823 |
| Depreciation charge for the year | 3,089 | 36,177 | 3,962 | - | 43,228 |
| Disposals | - | (63) | (192) | - | (255) |
| Written off | - | (52) | (139) | - | (191) |
| Reclassification | 486 | 22 | (508) | - | - |
| Acquisition of subsidiary | 369 | 21,064 | 1,216 | - | 22,649 |
| Exchange differences | 36 | 647 | (162) | - | 521 |
| At 31 August 2007 | 11,712 | 132,362 | 12,701 | - | 156,775 |
| **Net carrying amount** | | | | | |
| At 31 August 2007 | 161,046 | 329,163 | 18,306 | 39,073 | 547,588 |

* **Land and buildings**

| | Freehold land RM'000 | Buildings RM'000 | Total RM'000 |
|---|---|---|---|
| **At 31 August 2008** | | | |
| **Cost** | | | |
| At 1 September 2007 | 43,358 | 129,400 | 172,758 |
| Additions | 7,967 | 1,386 | 9,353 |
| Disposals | - | (217) | (217) |
| Reclassification | 538 | 19,868 | 20,406 |
| Exchange differences | (271) | 1,076 | 805 |
| At 31 August 2008 | 51,592 | 151,513 | 203,105 |
| **Accumulated depreciation** | | | |
| At 1 September 2007 | - | 11,712 | 11,712 |
| Depreciation charge for the year | - | 3,169 | 3,169 |
| Disposals | - | (32) | (32) |
| Exchange differences | - | (89) | (89) |
| At 31 August 2008 | - | 14,760 | 14,760 |
| **Net carrying amount** | | | |
| At 31 August 2008 | 51,592 | 136,753 | 188,345 |

## 11. Property, plant and equipment (cont'd)

| | Freehold land RM'000 | Buildings RM'000 | Total RM'000 |
|---|---|---|---|
| **At 31 August 2007** | | | |
| **Cost** | | | |
| At 1 September 2006 | 39,166 | 93,143 | 132,309 |
| Additions | 3,116 | 5,654 | 8,770 |
| Written off | - | (95) | (95) |
| Reclassification | 1,022 | 24,904 | 25,926 |
| Acquisition of subsidiary | - | 5,849 | 5,849 |
| Exchange differences | 54 | (55) | (1) |
| At 31 August 2007 | 43,358 | 129,400 | 172,758 |
| Accumulated depreciation | | | |
| At 1 September 2006 | - | 7,732 | 7,732 |
| Depreciation charge for the year | - | 3,089 | 3,089 |
| Reclassification | - | 486 | 486 |
| Acquisition of subsidiary | - | 369 | 369 |
| Exchange differences | - | 36 | 36 |
| At 31 August 2007 | - | 11,712 | 11,712 |
| **Net carrying amount** | | | |
| At 31 August 2007 | 43,358 | 117,688 | 161,046 |

** Other assets comprise motor vehicles, renovation, office furniture and equipment.

(a) Property, plant and equipment of the Group with the following net carrying amounts are pledged to banks for banking facilities granted to the Group as referred to in Note 21.

| | 2008 RM'000 | 2007 RM'000 |
|---|---|---|
| Land and buildings | 38,262 | 62,722 |
| Plant and equipment | 53,614 | 146,216 |
| Other assets | - | 7,692 |
| | 91,876 | 216,630 |

## 11. Property, plant and equipment (cont'd)

(b) During the financial year, the Group acquired property, plant and equipment at aggregate costs of RM65,264,000 (2007: RM104,276,000) of which RM146,000 (2007: RM100,000) were acquired by means of hire purchase arrangements. Net carrying amounts of property, plant and equipment held under hire purchase arrangements are as follows:

| | 2008<br>RM'000 | 2007<br>RM'000 |
|---|---|---|
| Plant and equipment | 3,034 | 4,691 |
| Motor vehicles | 332 | 1,264 |
| | 3,366 | 5,955 |

(c) In previous financial year, interest expense capitalised under capital work-in-progress of the Group amounted to RM423,000 as disclosed in Note 4.

## 12. Prepaid land lease payments

| | Group | |
|---|---|---|
| | 2008<br>RM'000 | 2007<br>RM'000 |
| At 1 September | 10,035 | 5,215 |
| Addition during the year | 1,810 | 1,253 |
| Acquisition of subsidiary | - | 3,880 |
| Amortisation for the year | (209) | (254) |
| Exchange differences | 292 | (59) |
| At 31 August | 11,928 | 10,035 |
| Analysed as: | | |
| Long term leasehold land | 11,928 | 10,035 |

In previous financial year, prepaid land lease payments amounting to RM2,587,000 were pledged as securities for borrowings as referred to Note 21.

## 13. Investments in subsidiaries

| | Company 2008 RM'000 | Company 2007 RM'000 |
|---|---|---|
| Unquoted shares, at cost : | | |
| - in Malaysia | 25,620 | 25,620 |
| Less: impairment losses | (845) | - |
| | 24,775 | 25,620 |
| - outside Malaysia | 3,728 | 3,728 |
| | 28,503 | 29,348 |

Details of the subsidiaries are as follows :

| Name of companies | Country of incorporation | Proportion of Ownership interest (%) 2008 | 2007 | Principal activities |
|---|---|---|---|---|
| Top Glove Sdn. Bhd. ("TGSB")* | Malaysia | 100 | 100 | Manufacture and trading of gloves |
| TG Medical Sdn. Bhd. # | Malaysia | 100 | 100 | Manufacture and trading of gloves |
| Great Glove Sdn. Bhd. # | Malaysia | 100 | 100 | Dormant |
| Top Glove Engineering Sdn. Bhd. # | Malaysia | 100 | 100 | Property investment and trading of machinery |
| TG Medical (U.S.A.) Inc # | United States of America | 100 | 100 | Trading of gloves |
| **Subsidiaries of TGSB :** | | | | |
| Great Glove (Thailand) Co. Ltd.# | Thailand | 74 | 74 | Manufacture of gloves |
| Top Glove Medical (Thailand) Co. Ltd.# | Thailand | 100 | 100 | Manufacture of gloves |
| Top Glove Technology (Thailand) Co. Ltd.# | Thailand | 100 | 100 | Producing and selling latex concentrate |
| B Tech Industry Co. Ltd.# | Thailand | 100 | 100 | Producing and selling latex concentrate |
| Top Glove (Zhangjiagang) Co. Ltd.# | The People's Republic of China | 100 | 100 | Manufacture of gloves |
| Great Glove (Xinghua) Co. Ltd.# | The People's Republic of China | 100 | 100 | Manufacture of gloves |
| TG Medical (Zhangjiagang) Co. Ltd.# | The People's Republic of China | 100 | 100 | Trading of gloves |
| Top Glove International Sdn. Bhd.# | Malaysia | 100 | 100 | Dormant |
| Top Glove Technology Sdn. Bhd.# | Malaysia | 100 | 100 | Dormant |
| Medi-Flex Limited ("Medi-Flex")** | Singapore | 60 | 60 | Investment holding |

## 13. Investments in subsidiaries (cont'd)

| Name of companies | Country of incorporation | Proportion of Ownership interest (%) 2008 | 2007 | Principal activities |
|---|---|---|---|---|
| **Subsidiaries of Medi-Flex:** | | | | |
| Flexitech Sdn. Bhd. ("Flexitech") * | Malaysia | 60 | 60 | Manufacturing of gloves |
| Hiclean International Pte. Ltd. ** | Singapore | 60 | 60 | Trading of gloves |
| **Subsidiary of Flexitech:** | | | | |
| Techniglove Asia Sdn. Bhd. * | Malaysia | 60 | 60 | Trading of gloves |

* Audited by Ernst & Young, Malaysia

** Audited by member firms of Ernst & Young Global in the respective countries

# Audited by firms other than Ernst & Young

### (a) Additional investment in subsidiary

During the financial year, the Company through its wholly owned subsidiary, TGSB, had invested additional USD3,000,000 or approximately RM10,338,554 in Great Glove (Xinghua) Co. Ltd. ("GGX"). With the additional investment, the total issued and paid-up share capital of GGX is USD8,050,000 or approximately RM28,893,711.

### (b) Acquisition of subsidiary

In the previous financial year, the Company through its wholly owned subsidiary, TGSB subscribed 300,305,829 ordinary shares representing 60.06% of the equity interest in Medi-Flex Limited ("Medi-Flex"), a company incorporated in Singapore and listed on the Singapore Exchange Trading Limited Dealing and Automated System for a cash consideration of RM27.8 million, resulting in the Company to become the ultimate holding company of Medi-Flex.

The acquired subsidiary has contributed the following results to the Group:

| | 2007 RM'000 |
|---|---|
| Revenue | 22,176 |
| Loss for the year | 3,589 |

If the acquisition had occurred on 1 September 2006, the Group's revenue and profit for the year 2007 would have been approximately RM1,251.6 million and RM73.3 million respectively.

## 13. Investments in subsidiaries (cont'd)

The assets and liabilities arising from the acquisition are as follows:

| | Fair value recognised on acquisition RM'000 | Acquiree's carrying amount RM'000 |
|---|---|---|
| Property, plant and equipment (Note 11) | 71,263 | 71,263 |
| Prepaid land lease payments (Note 12) | 3,880 | 3,880 |
| Investments in associate | 8,677 | 8,677 |
| Inventories | 7,995 | 7,995 |
| Trade and other receivables | 9,394 | 9,394 |
| Cash and bank balances | 11,674 | 11,674 |
| | 112,883 | 112,883 |
| Trade and other payables | (28,017) | (28,017) |
| Borrowings | (33,785) | (33,785) |
| | (61,802) | (61,802) |
| Fair value of net assets | 51,081 | |
| Less: Minority interests | (20,402) | |
| Group's share of net assets | 30,679 | |
| Negative goodwill | (2,862) | |
| Total cost of acquisition | 27,817 | |

The cash outflow on acquisition is as follows:

| | 2007 RM'000 |
|---|---|
| Purchase consideration satisfied by cash | 27,604 |
| Cost attributable to the acquisition, paid in cash | 213 |
| Total cash outflow of the Company | 27,817 |
| Cash and cash equivalents of subsidiary acquired | (11,674) |
| Net cash outflow of the Group | 16,143 |

There were no acquisition during the financial year ended 31 August 2008.

## 14. Investments in associate

| | Group 2008 RM'000 | Group 2007 RM'000 |
|---|---|---|
| Unquoted shares at cost | 8,677 | 8,677 |
| Share of post-acquisition reserves | 969 | 60 |
| Foreign currency translation | 391 | - |
| | 10,037 | 8,737 |

Details of the associate are as follows :

| Name of company | Country of incorporation | Proportion of Ownership interest (%) 2008 | 2007 | Principal activities |
|---|---|---|---|---|
| **Held through subsidiary:** | | | | |
| Sonic Clean Pte. Ltd. | Singapore | 21 | 21 | Provide all kinds of aqueous cleaning services, consumable cleaning and sub-assembly work in clean room environment and investment holding |

The summarised financial information of the associate are as follows:

| | Group 2008 RM'000 | Group 2007 RM'000 |
|---|---|---|
| **Assets and liabilities** | | |
| Current assets | 14,586 | 12,599 |
| Non-current assets | 12,560 | 11,245 |
| Total assets | 27,146 | 23,844 |
| Current liabilities | (6,469) | (6,880) |
| Non-current liabilities | - | (233) |
| Total liabilities | (6,469) | (7,113) |
| **Results** | | |
| Revenue | 25,426 | 22,600 |
| Profit for the period | 2,598 | 1,157 |

## 15. Due from a subsidiary

| | Company | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Interest bearing at 5.30% to 5.50% (2007 : 5.10% to 5.50%) per annum | 51,000 | 70,000 |
| Non interest bearing | 236,193 | 241,763 |
| | 287,193 | 311,763 |

The amounts due from a subsidiary are unsecured and are not receivable within the next twelve months.

## 16. Goodwill

Goodwill has been allocated to the Group's CGUs identified according to the subsidiaries, as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Top Glove (Zhangjiagang) Co. Ltd. | 2,378 | 2,378 |
| Top Glove Medical (Thailand) Co. Ltd. | 2,946 | 2,946 |
| B Tech Industry Co. Ltd. | 14,789 | 15,754 |
| | 20,113 | 21,078 |

**Key assumptions used in value-in-use calculations**

The recoverable amount of a CGU is determined based on value-in-use calculations using cash flow projections based on financial budgets approved by management covering a five to ten years period. The key assumptions used for value-in-use calculations are:

| | Gross Margin | | Discount Rate | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Top Glove (Zhangjiagang) Co. Ltd. | 9% | 15% | 10% | 5% |
| Top Glove Medical (Thailand) Co. Ltd. | 8% | 10% | 10% | 5% |
| B Tech Industry Co. Ltd. | 5% | 7% | 10% | 5% |

The following describes each key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill:

(i) Budgeted gross margin

The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for expected efficiency improvements.

(ii) Discount rate

The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

The Group believes that any reasonably possible change in the above key assumptions applied are not likely to materially cause recoverable amount to be lower than its carrying amount.

## 17. Inventories

| | Group 2008 RM'000 | Group 2007 RM'000 |
|---|---|---|
| At cost: | | |
| Raw materials | 35,485 | 27,672 |
| Consumables and hardware | 9,112 | 8,037 |
| Work-in-progress | 18,754 | 14,857 |
| Finished goods | 94,154 | 67,071 |
| | 157,505 | 117,637 |
| At net realisable value: | | |
| Finished goods | 261 | 3,619 |
| | 157,766 | 121,256 |

## 18. Trade receivables

| | Group 2008 RM'000 | Group 2007 RM'000 |
|---|---|---|
| Trade receivables | 214,609 | 169,674 |
| Less: Provision for doubtful debts | (413) | (910) |
| | 214,196 | 168,764 |

The Group's normal trade credit term ranges from 30 to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.

## 19. Other receivables

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| Due from subsidiaries: | | | | |
| - interest bearing at 5.10% (2007 : nil) per annum | - | - | 15,000 | - |
| - non interest bearing | - | - | 94,668 | 79,264 |
| Other receivables, deposits and prepayments | 14,378 | 10,441 | 2 | 7 |
| | 14,378 | 10,441 | 109,670 | 79,271 |

The amounts due from subsidiaries are unsecured and are repayable on demand.

The Group has no significant concentration of credit risk that may arise from exposures to a single debtor or to groups of debtors.

## 20. Cash and cash equivalents

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| Cash on hand and in banks | 77,077 | 58,586 | 16,710 | 12,941 |
| Deposits with licensed banks | 17,438 | 48,956 | - | - |
| Money market funds | 27,030 | 58,042 | 8,746 | 36,373 |
| Cash and bank balances | 121,545 | 165,584 | 25,456 | 49,314 |
| Less : | | | | |
| Bank overdrafts (Note 21) | (1,075) | (1,187) | - | - |
| Cash and cash equivalents | 120,470 | 164,397 | 25,456 | 49,314 |

In previous financial year, deposits with licensed bank of the Group amounting to RM451,000 were registered in the name of certain directors, who are holding them in trust for the Group.

In previous financial year, deposits with a licensed bank of the Group amounting to RM451,000 were pledged to banks as securities.

Cash in bank of the Company amounting to RM6,755,000 (2007: RM755,000) are pledged to bank for Murabahah/Ijarah medium term notes facilities granted to the Company as referred to in Note 31.

The weighted average effective interest rates of deposits at the balance sheet date were as follows:

| | Group | |
|---|---|---|
| | 2008 % | 2007 % |
| Licensed banks | 2.40 | 3.70 |
| Money market funds | 2.90 | 3.06 |

The average maturities of deposits as at the end of the financial year were as follows:

| | Group | |
|---|---|---|
| | 2008 Days | 2007 Days |
| Licensed banks | 41 | 11 |

There is no maturity period for money market funds as these money are callable on demand.

## 21. Borrowings

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| **Short Term Borrowings** | | | | |
| Secured: | | | | |
| Bank overdrafts (Note 20) | 1,075 | 1,187 | - | - |
| Bankers' acceptances | 66 | 4,211 | - | - |
| Medium term notes | 15,000 | - | 15,000 | - |
| Revolving credits | 59,033 | 33,245 | - | - |
| Term loans | 24,004 | 23,382 | - | - |
| Hire purchase payables (Note 22) | 1,184 | 1,701 | - | - |
| | 100,362 | 63,726 | 15,000 | - |
| **Long Term Borrowings** | | | | |
| Secured: | | | | |
| Medium term notes | 55,000 | 70,000 | 55,000 | 70,000 |
| Term loans | 31,555 | 57,328 | - | - |
| Hire purchase payables (Note 22) | 70 | 1,139 | - | - |
| | 86,625 | 128,467 | 55,000 | 70,000 |
| **Total Borrowings** | | | | |
| Bank overdrafts | 1,075 | 1,187 | - | - |
| Bankers' acceptances | 66 | 4,211 | - | - |
| Medium term notes | 70,000 | 70,000 | 70,000 | 70,000 |
| Revolving credits | 59,033 | 33,245 | - | - |
| Term loans | 55,559 | 80,710 | - | - |
| Hire purchase payables | 1,254 | 2,840 | - | - |
| | 186,987 | 192,193 | 70,000 | 70,000 |
| **Maturity of borrowings (excluding hire purchase)** | | | | |
| Within one year | 99,178 | 62,025 | 15,000 | - |
| More than 1 year and less than 2 years | 41,617 | 41,667 | 25,000 | 15,000 |
| More than 2 years and less than 5 years | 41,849 | 82,899 | 30,000 | 55,000 |
| 5 years or more | 3,089 | 2,762 | - | - |
| | 185,733 | 189,353 | 70,000 | 70,000 |

## 21. Borrowings (cont'd)

The weighted average effective interest rates at the balance sheet date for borrowings, excluding hire purchase payables were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | % | % | % | % |
| Bank overdrafts | 7.6 | 7.9 | - | - |
| Bankers' acceptances | 4.3 | 5.0 | - | - |
| Medium term notes | 5.4 | 5.4 | 5.4 | 5.4 |
| Revolving credits | 5.7 | 5.9 | - | - |
| Term loans | 5.6 | 5.7 | - | - |

The above bank borrowings of the Group are secured by way of fixed and floating charges over certain property, plant and equipment, prepaid land lease payments and deposits with a licensed bank of the Group as disclosed in Note 11, Note 12 and Note 20 respectively.

## 22. Hire purchase payables

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Minimum hire purchase payments: | | |
| Not later than 1 year | 1,222 | 1,835 |
| Later than 1 year and not later than 2 years | 49 | 1,174 |
| Later than 2 years and not later than 5 years | 27 | - |
| | 1,298 | 3,009 |
| Less: Future finance charges | (44) | (169) |
| Present value of hire purchase payables | 1,254 | 2,840 |
| Present value of hire purchase payables: | | |
| Not later than 1 year | 1,184 | 1,701 |
| Later than 1 year and not later than 2 years | 45 | 1,139 |
| Later than 2 years and not later than 5 years | 25 | - |
| | 1,254 | 2,840 |
| Analysed as: | | |
| Due within 12 months (Note 21) | 1,184 | 1,701 |
| Due after 12 months (Note 21) | 70 | 1,139 |
| | 1,254 | 2,840 |

The hire purchase bore interest at the balance sheet date of between 2.83% to 7.06% (2007: 2.70% to 3.30% ) per annum.

## 23. Trade payables

The normal trade credit term granted to the Group ranges from 30 to 90 days.

## 24. Share capital

| | Group and Company | | | |
|---|---|---|---|---|
| | Number of ordinary shares of RM0.50 each | | Amount | |
| | 2008 '000 | 2007 '000 | 2008 RM'000 | 2007 RM'000 |
| **Authorised** | 400,000 | 400,000 | 200,000 | 200,000 |
| **Issued and fully paid** | | | | |
| At 1 September | 300,476 | 192,286 | 150,238 | 96,143 |
| Bonus issue | - | 77,765 | - | 38,883 |
| Private placement | - | 27,218 | - | 13,609 |
| Exercise of ESOS | 589 | 3,207 | 294 | 1,603 |
| At 31 August | 301,065 | 300,476 | 150,532 | 150,238 |

The new ordinary shares ranked pari passu in all respects with the existing ordinary shares of the Company.

## 25. Share premium

This is a non-distributable reserve which arose from the issue of the Company's shares at a premium:

| | Group and Company | |
|---|---|---|
| | 2008 RM'000 | 2007 RM'000 |
| At 1 September | 228,811 | 22,054 |
| Issuance of ordinary shares: | | |
| Private placement | - | 225,909 |
| Pursuant to ESOS | 1,500 | 17,324 |
| Issuance of bonus shares | - | (32,800) |
| Share issue expenses | (118) | (3,676) |
| At 31 August | 230,193 | 228,811 |

## 26. Treasury shares

This amount relates to the acquisition cost of treasury shares net of the proceeds received on their subsequent sale or issuance.

The shareholders of the Company, by an ordinary resolution passed in an annual general meeting held on 9 January 2008, renewed their approval for the Company's plan to repurchase its own shares. The Directors of the Company are committed in enhancing the value of the Company to its shareholders and believe that the Share Buy Back can be applied in the best interests of the Company and its shareholders.

During the financial year, the Company repurchased 6,617,000 of its issued ordinary shares from the open market at the average price of RM5.81 per share. The total consideration paid for the repurchase including transaction costs was RM38,427,000. The shares repurchased are being held as treasury shares in accordance with Section 67A of the Companies Act 1965.

Of the total 301,065,000 issued and fully paid ordinary shares as at 31 August 2008, 6,617,000 are held as treasury shares by the Company. As at 31 August 2008, the number of outstanding ordinary shares in issue and fully paid is therefore 294,448,000 ordinary shares of RM0.50 each.

## 27. Other reserves

| | Foreign exchange reserve RM'000 | Legal reserve RM'000 | Share option reserve RM'000 | Total RM'000 |
|---|---|---|---|---|
| **Group** | | | | |
| **At 1 September 2006** | 2,040 | 1,694 | - | 3,734 |
| Foreign currency translation | 698 | - | - | 698 |
| Share options granted under ESOS | - | - | 782 | 782 |
| Transfer to retained earnings | - | (306) | (237) | (543) |
| **At 31 August 2007** | 2,738 | 1,388 | 545 | 4,671 |
| Foreign currency translation | 3,524 | - | - | 3,524 |
| Share options granted under ESOS | - | - | 821 | 821 |
| Transfer to retained earnings | - | - | (1,366) | (1,366) |
| **At 31 August 2008** | 6,262 | 1,388 | - | 7,650 |
| **Company** | | | | |
| **At 1 September 2006** | | | - | - |
| Share options granted under ESOS | | | 782 | 782 |
| Transfer to retained earnings | | | (237) | (237) |
| **At 31 August 2007** | | | 545 | 545 |
| Share options granted under ESOS | | | 821 | 821 |
| Transfer to retained earnings | | | (1,366) | (1,366) |
| **At 31 August 2008** | | | - | - |

## 27. Other reserves (cont'd)

(a) Foreign exchange reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group's presentation currency. It is also used to record the exchange differences arising from monetary items which form part of the Group's net investment in foreign operations, where the monetary item is denominated in either the functional currency of the reporting entity or the foreign operation.

(b) Legal reserve

This represents a general reserve provided for in respect of subsidiaries incorporated in the People's Republic of China.

Under the Wholly Foreign Owned Enterprise ("WFOE") Law in the People's Republic of China, at least 10% of the net profit after taxation in each financial year must be credited to this reserve, until it reaches 50% of the registered paid up capital of the subsidiary.

(c) Share option reserve

The share option reserve represents the equity-settled share options granted to employees. This reserve is made up of the cumulative value of services received from employees recorded on grant of share options.

## 28. Employee Share Options Scheme (ESOS)

The Company's first ESOS which has been implemented for a period of 5 years from 29 April 2003, expired on 29 April 2008.

Subsequently, the Company implemented a second ESOS ("ESOS II"), which was governed by the By-Laws which was approved by the shareholders at the Extraordinary General Meeting held on 9 January 2008 and became effective on 1 August 2008.

The main features of the ESOS II are as follows:

(a) The ESOS II shall be in force for a period of ten years from the date of the receipt of the last of the requisite approvals.

(b) Eligible persons are employees of the Group (including executive directors) who have been confirmed in the employment of the Group and have served for at least one year before the date of the offer. The eligibility for participation in the ESOS shall be at the discretion of the Options Committee appointed by the Board of Directors.

(c) The total number of shares to be issued under the ESOS II shall not exceed in aggregate 15% of the issued and paid up share capital of the Company at any point of time during the tenure of the ESOS II.

(d) The option price for each share shall be the 5-days weighted average market price of the underlying shares at the time the ESOS Options are granted, with either a premium or a discount of not more than ten percent (10%), or the par value of the ordinary shares of the Company of RM0.50, whichever is higher.

(e) No option shall be granted for less than 100 shares to any eligible employee.

## 28. Employee Share Options Scheme (ESOS) (cont'd)

(f) An option granted under the ESOS II shall be capable of being exercised by the grantee by notice in writing to the Company commencing from the date of the offer but before the expiry on 1 August 2018.

(g) All new ordinary shares issued upon exercise of the options granted under the ESOS II will rank pari passu in all respect with the existing ordinary shares of the Company other than as may be specified in a resolution approving the distribution of dividends prior to their exercise dates.

(h) No eligible person shall participate at any time in more than one share option scheme implemented by any company within the Group unless otherwise approved by the options Committee.

(i) The options shall not carry any right to vote at a general meeting of the Company.

The terms of share options outstanding as at end of the financial year are as follows:

**2008**

| | | | Number of share options over the ordinary shares of RM0.50 each | | | | |
|---|---|---|---|---|---|---|---|
| Grant Date | Expiry Date | Exercise Price RM | At beginning of year '000 | Granted '000 | Exercised '000 | Expired / Lapsed '000 | At end of year '000 |
| 6.3.2004 | 29.4.2008 | 2.00 | 11.2 | - | (11.2) | - | - |
| 7.6.2004 | 29.4.2008 | 2.24 | 61.4 | - | (61.4) | - | - |
| 6.7.2004 | 29.4.2008 | 2.28 | 10.0 | - | (10.0) | - | - |
| 6.11.2004 | 29.4.2008 | 2.46 | 16.5 | - | (6.9) | (9.6) | - |
| 7.4.2005 | 29.4.2008 | 2.98 | 26.6 | - | (26.6) | - | - |
| 6.5.2005 | 29.4.2008 | 2.88 | 1.2 | - | (1.2) | - | - |
| 6.6.2005 | 29.4.2008 | 2.86 | 328.6 | - | (324.4) | (4.2) | - |
| 5.7.2005 | 29.4.2008 | 2.94 | 16.0 | - | (16.0) | - | - |
| 5.9.2005 | 29.4.2008 | 3.21 | 11.2 | - | (9.8) | (1.4) | - |
| 5.10.2005 | 29.4.2008 | 3.20 | 17.4 | - | (17.4) | - | - |
| 5.11.2005 | 29.4.2008 | 3.34 | 12.7 | - | (11.8) | (0.9) | - |
| 5.12.2005 | 29.4.2008 | 3.61 | 52.4 | - | (49.0) | (3.4) | - |
| 5.1.2006 | 29.4.2008 | 4.36 | 7.7 | - | (5.6) | (2.1) | - |
| 5.2.2006 | 29.4.2008 | 4.61 | 3.2 | - | (3.2) | - | - |
| 3.3.2006 | 29.4.2008 | 4.91 | 7.8 | - | - | (7.8) | - |
| 5.4.2006 | 29.4.2008 | 4.96 | 126.2 | - | (13.8) | (112.4) | - |
| 5.5.2006 | 29.4.2008 | 6.37 | 124.6 | - | - | (124.6) | - |
| 5.6.2006 | 29.4.2008 | 5.98 | 1,243.3 | - | (20.8) | (1,222.5) | - |
| 5.7.2006 | 29.4.2008 | 5.81 | 43.2 | - | - | (43.2) | - |
| 5.8.2006 | 29.4.2008 | 5.81 | 105.0 | - | - | (105.0) | - |
| 5.9.2006 | 29.4.2008 | 6.13 | 76.2 | - | - | (76.2) | - |
| 5.10.2006 | 29.4.2008 | 6.16 | 62.2 | - | - | (62.2) | - |
| 5.11.2006 | 29.4.2008 | 7.49 | 152.3 | - | - | (152.3) | - |
| 5.6.2007 | 29.4.2008 | 8.74 | 1,363.6 | - | - | (1,363.6) | - |
| 7.1.2008 | 29.4.2008 | 6.47 | - | 112.0 | - | (112.0) | - |
| | | | 3,880.5 | 112.0 | (589.1) | (3,403.4) | - |

## 28. Employee Share Options Scheme (ESOS) (cont'd)

**2007**

| | | | Number of share options over the ordinary shares of RM0.50 each | | | | |
|---|---|---|---|---|---|---|---|
| Grant Date | Expiry Date | Exercise Price RM | At beginning of year '000 | Granted '000 | Exercised '000 | Lapsed '000 | Balance prior to adjustment for bonus issue* '000 |
| 5.6.2003 | 29.4.2008 | 0.87 | 6.0 | - | - | - | 6.0 |
| 6.3.2004 | 29.4.2008 | 2.80 | 8.0 | - | - | - | 8.0 |
| 6.5.2004 | 29.4.2008 | 3.50 | 2.0 | - | (2.0) | - | - |
| 7.6.2004 | 29.4.2008 | 3.14 | 434.4 | - | (285.4) | (8.0) | 141.0 |
| 6.7.2004 | 29.4.2008 | 3.20 | 12.0 | - | - | - | 12.0 |
| 6.9.2004 | 29.4.2008 | 3.27 | 4.0 | - | (4.0) | - | - |
| 6.10.2004 | 29.4.2008 | 3.30 | 1.0 | - | (1.0) | - | - |
| 6.11.2004 | 29.4.2008 | 3.45 | 53.4 | - | (4.6) | (7.6) | 41.2 |
| 6.12.2004 | 29.4.2008 | 3.63 | 10.0 | - | (3.0) | - | 7.0 |
| 4.2.2005 | 29.4.2008 | 4.12 | 0.4 | - | - | (0.4) | - |
| 7.3.2005 | 29.4.2008 | 4.19 | 12.0 | - | (4.0) | - | 8.0 |
| 7.4.2005 | 29.4.2008 | 4.17 | 27.0 | - | (8.0) | - | 19.0 |
| 6.5.2005 | 29.4.2008 | 4.03 | 60.2 | - | (26.0) | - | 34.2 |
| 6.6.2005 | 29.4.2008 | 4.01 | 744.8 | - | (431.7) | (11.3) | 301.8 |
| 5.7.2005 | 29.4.2008 | 4.12 | 15.4 | - | (4.0) | - | 11.4 |
| 5.8.2005 | 29.4.2008 | 4.43 | 34.4 | - | (17.0) | - | 17.4 |
| 5.9.2005 | 29.4.2008 | 4.50 | 22.0 | - | (12.0) | - | 10.0 |
| 5.10.2005 | 29.4.2008 | 4.48 | 39.4 | - | (27.0) | - | 12.4 |
| 5.11.2005 | 29.4.2008 | 4.67 | 14.5 | - | - | - | 14.5 |
| 5.12.2005 | 29.4.2008 | 5.06 | 57.4 | - | (13.0) | - | 44.4 |
| 5.1.2006 | 29.4.2008 | 6.10 | 78.5 | - | (69.0) | - | 9.5 |
| 5.2.2006 | 29.4.2008 | 6.45 | 17.4 | - | (10.0) | (2.4) | 5.0 |
| 3.3.2006 | 29.4.2008 | 6.88 | 25.3 | - | (11.3) | - | 14.0 |
| 5.4.2006 | 29.4.2008 | 6.95 | 126.7 | - | (33.7) | - | 93.0 |
| 5.5.2006 | 29.4.2008 | 8.92 | 158.8 | - | (41.4) | (2.4) | 115.0 |
| 5.6.2006 | 29.4.2008 | 8.37 | 2,223.3 | - | (809.4) | (156.5) | 1,257.4 |
| 5.7.2006 | 29.4.2008 | 8.14 | 105.2 | - | (71.0) | - | 34.2 |
| 5.8.2006 | 29.4.2008 | 8.14 | 169.6 | - | (80.2) | - | 89.4 |
| 5.9.2006 | 29.4.2008 | 8.58 | - | 130.0 | (59.2) | (7.0) | 63.8 |
| 5.10.2006 | 29.4.2008 | 8.62 | - | 128.4 | (59.1) | (7.0) | 62.3 |
| 5.11.2006 | 29.4.2008 | 10.49 | - | 176.4 | (41.3) | - | 135.1 |
| | | | 4,463.1 | 434.8 | (2,128.3) | (202.6) | 2,567.0 |

## 28. Employee Share Options Scheme (ESOS) (cont'd)

**2007 (cont'd)**

| | | | Number of share options over the ordinary shares of RM0.50 each | | | | |
|---|---|---|---|---|---|---|---|
| Grant Date | Expiry Date | Exercise Price RM | Balance after adjustment for bonus issue* '000 | Granted '000 | Exercised '000 | Lapsed '000 | At end of year '000 |
| 5.6.2003 | 29.4.2008 | 0.62 | 8.4 | - | (8.4) | - | - |
| 6.3.2004 | 29.4.2008 | 2.00 | 11.2 | - | - | - | 11.2 |
| 7.6.2004 | 29.4.2008 | 2.24 | 197.4 | - | (136.0) | - | 61.4 |
| 6.7.2004 | 29.4.2008 | 2.28 | 16.8 | - | (6.8) | - | 10.0 |
| 6.11.2004 | 29.4.2008 | 2.46 | 61.2 | - | (42.3) | (2.4) | 16.5 |
| 6.12.2004 | 29.4.2008 | 2.59 | 9.80 | - | (9.8) | - | - |
| 7.3.2005 | 29.4.2008 | 2.99 | 11.2 | - | (11.2) | - | - |
| 7.4.2005 | 29.4.2008 | 2.98 | 26.6 | - | - | - | 26.6 |
| 6.5.2005 | 29.4.2008 | 2.88 | 47.9 | - | (46.7) | - | 1.2 |
| 6.6.2005 | 29.4.2008 | 2.86 | 422.9 | - | (94.3) | - | 328.6 |
| 5.7.2005 | 29.4.2008 | 2.94 | 16.0 | - | - | - | 16.0 |
| 5.8.2005 | 29.4.2008 | 3.16 | 24.4 | - | (24.4) | - | - |
| 5.9.2005 | 29.4.2008 | 3.21 | 14.0 | - | (2.8) | - | 11.2 |
| 5.10.2005 | 29.4.2008 | 3.20 | 17.4 | - | - | - | 17.4 |
| 5.11.2005 | 29.4.2008 | 3.34 | 20.3 | - | (7.6) | - | 12.7 |
| 5.12.2005 | 29.4.2008 | 3.61 | 62.2 | - | (9.8) | - | 52.4 |
| 5.1.2006 | 29.4.2008 | 4.36 | 13.3 | - | (5.6) | - | 7.7 |
| 5.2.2006 | 29.4.2008 | 4.61 | 7.0 | - | (3.8) | - | 3.2 |
| 3.3.2006 | 29.4.2008 | 4.91 | 19.6 | - | (11.8) | - | 7.8 |
| 5.4.2006 | 29.4.2008 | 4.96 | 130.2 | - | (4.0) | - | 126.2 |
| 5.5.2006 | 29.4.2008 | 6.37 | 161.0 | - | (36.4) | - | 124.6 |
| 5.6.2006 | 29.4.2008 | 5.98 | 1,760.2 | - | (516.9) | - | 1,243.3 |
| 5.7.2006 | 29.4.2008 | 5.81 | 48.0 | - | (4.8) | - | 43.2 |
| 5.8.2006 | 29.4.2008 | 5.81 | 125.2 | - | (20.2) | - | 105.0 |
| 5.9.2006 | 29.4.2008 | 6.13 | 89.4 | - | (13.2) | - | 76.2 |
| 5.10.2006 | 29.4.2008 | 6.16 | 87.3 | - | (25.1) | - | 62.2 |
| 5.11.2006 | 29.4.2008 | 7.49 | 189.3 | - | (37.0) | - | 152.3 |
| 5.6.2007 | 29.4.2008 | 8.74 | - | 1,363.6 | - | - | 1,363.6 |
| | | | 3,598.2 | 1,363.6 | (1,078.9) | (2.4) | 3,880.5 |

* Bonus issue on the basis of two new ordinary shares for every five existing oridinary shares.

## 28. Employee Share Options Scheme (ESOS) (cont'd)

Details of share options exercised during the financial year and the fair value, at exercise date, of ordinary shares issued are as follows :

| Exercise Date | Exercise price RM | Fair value of ordinary shares RM | Number of share options '000 | Consider-ations received RM'000 |
|---|---|---|---|---|
| **2008** | | | | |
| September 2007 - April 2008 | 2.00 - 5.98 | 4.08 - 6.50 | 589.1 | 1,794 |
| Less : Par value of ordinary shares | | | | (294) |
| Share premium | | | | 1,500 |
| **2007** | | | | |
| **Before bonus issue** | | | | |
| September 2006 - February 2007 | 3.50 - 8.58 | 8.75 - 13.70 | 2,027.9 | 12,844 |
| October 2006 - February 2007 | 8.62 | 8.80 - 13.70 | 59.1 | 509 |
| November 2006 - February 2007 | 10.49 | 10.70 - 13.70 | 41.3 | 433 |
| **After bonus issue** | | | | |
| September 2006 - August 2007 | 0.62 - 6.13 | 6.25 - 9.30 | 1,016.8 | 4,709 |
| October 2006 - August 2007 | 6.16 | 6.30 - 9.30 | 25.1 | 155 |
| November 2006 - August 2007 | 7.49 | 7.65 - 9.30 | 37.0 | 277 |
| | | | 3,207.2 | 18,927 |
| Less: Par value of ordinary shares | | | | (1,603) |
| Share premium | | | | 17,324 |

**Fair value of share options granted during the year**

The fair value of share options granted during the year was estimated by using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The fair value of share options measured at grant date and the assumptions are as follows:

| | 2008 | 2007 |
|---|---|---|
| Fair value of share options at the following grant dates (RM) | | |
| 5 September 2006 | - | 0.7600 |
| 5 October 2006 | - | 0.7000 |
| 5 November 2006 | - | 0.9300 |
| 5 June 2007 | - | 0.8600 |
| 7 January 2008 | 0.0024 | - |
| Weighted average share price (RM) | 6.15 | 8.29 |
| Weighted average exercise price (RM) | 6.47 | 8.18 |
| Expected volatility (%) | 27 | 16.76 - 22.46 |
| Expected life (years) | 0.33 | 0.92 - 1.67 |
| Risk free rate (%) | 3.65 | 3.70 |
| Expected dividend yield (%) | 2.33 | 1.20 |

## 28. Employee Share Options Scheme (ESOS) (cont'd)

**Fair value of share options granted during the year (cont'd)**

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of the option were incorporated into the measurement of fair value.

## 29. Deferred tax liabilities

| | Group | |
|---|---|---|
| | 2008 RM'000 | 2007 RM'000 |
| At 1 September | 26,968 | 11,462 |
| Recognised in the income statement (Note 8) | 3,079 | 15,506 |
| At 31 August | 30,047 | 26,968 |

The components and movements of deferred tax liabilities and assets during the financial year prior to offsetting are as follows :

| | Deferred tax liabilities Property, plant and equipment | Deferred tax assets Unabsorbed reinvestment allowances | Total |
|---|---|---|---|
| **Group** | | | |
| At 1 September 2006 | 29,538 | (18,076) | 11,462 |
| Recognised in income statement | 1,120 | 14,386 | 15,506 |
| At 31 August 2007 | 30,658 | (3,690) | 26,968 |
| Recognised in income statement | (611) | 3,690 | 3,079 |
| At 31 August 2008 | 30,047 | - | 30,047 |

Deferred tax assets have not been recognised in respect of the following items, as it has arisen in subsidiaries that has recent history of losses:

| | Group | |
|---|---|---|
| | 2008 RM'000 | 2007 RM'000 |
| Unused tax losses | 21,588 | 19,368 |
| Unabsorbed capital allowances | 4,378 | - |
| Unabsorbed reinvestment allowances | 44,814 | 40,222 |
| | 70,780 | 59,590 |

## 30. Retained earnings

Prior to the year of assessment 2008, Malaysian companies adopt the full imputation system. In accordance with the Finance Act 2007 which was gazetted on 28 December 2007, companies shall not be entitled to deduct tax on dividend paid, credited or distributed to its shareholders, and such dividends will be exempted from tax in the hands of the shareholders ("single tier system"). However, there is a transitional period of six years, expiring on 31 December 2013, to allow companies to pay franked dividends to their shareholders under limited circumstances. Companies also have an irrevocable option to disregard the 108 balance and opt to pay dividends under the single tier system. The change in the tax legislation also provides for the 108 balance to be locked-in as at 31 December 2007 in accordance with Section 39 of the Finance Act 2007.

The Company has elected for the irrevocable option to disregard the 108 balance as at 31 August 2008. Hence, the Company will be able distribute dividends out of its entire retained earnings under the single tier system.

## 31. Islamic medium term notes

The Company entered into Murabahah/Ijarah medium term notes facilities which comprised the following :

(a) RM100 million Murabahah/Ijarah Medium Term Notes ("MTN")

The MTN facility has an availability period of 15 years from the date of the first issue under the MTN programme. MTN are issued at par or at discount to face value and have a maturity period of more than 1 year to not more than 15 years. The profit rates are determined on the formula specified in FAST rules issued by BNM.

The MTN are secured by an assignment of the Finance Service Reserve Account as disclosed in Note 20.

## 32. Commitments

| | Group | |
|---|---|---|
| | 2008 RM'000 | 2007 RM'000 |
| Capital expenditure: | | |
| Approved and contracted for | 17,337 | 5,925 |

## 33. Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases contracted for as at the balance sheet date but not recognised as liabilities are as follows:

| | Group | |
|---|---|---|
| | 2008 RM'000 | 2007 RM'000 |
| Future minimum rentals payments: | | |
| Not later than 1 year | 1,428 | 1,922 |
| Later than 1 year and not later than 2 years | 599 | 621 |
| Later than 2 years and not later than 5 years | 655 | 1,435 |
| | 2,682 | 3,978 |

## 34. Significant related party transactions

(a) Transactions with related parties

The Company had the following transactions with related parties during the financial year:

| | Company | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Gross dividends from subsidiaries | 56,000 | 12,000 |
| Management fees from subsidiaries | 1,050 | 1,290 |
| Interest recouped from subsidiaries | 3,750 | 4,108 |
| Interest charged to a subsidiary | 605 | 338 |
| Share options granted under ESOS recouped from subsidiaries | 821 | 782 |
| Advances to subsidiaries | 6,211 | 213,409 |
| Repayment received from subsidiaries | 22,800 | 3,400 |
| Repayment of borrowings by subsidiaries | - | 25,150 |
| Payments on behalf for a subsidiary | 227 | - |
| Payments on behalf by a subsidiary | 13,950 | 30,128 |

The directors are of the opinion that the transactions above have been entered into in the normal course of business and have been established on negotiated and mutually agreed terms.

(b) Compensation of key management personnel

There are no other key management personnel other than the executive directors. The remuneration of executive directors during the year were as follows :

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Salaries and other emoluments | 3,006 | 2,919 | 588 | 574 |
| Pension costs - defined contribution plan | 240 | 237 | 71 | 70 |
| Share options granted under ESOS | 796 | 352 | - | - |
| Fees | 205 | 179 | 189 | 179 |
| | 4,247 | 3,687 | 848 | 823 |

## 35. Contingent liabilities - unsecured

| | Company | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Corporate guarantee issued to financial institutions for credit facilities granted to subsidiaries | 109,589 | 129,061 |

## 36. Subsequent event

On 21 October 2008, the subsidiary, Medi-Flex Limited ("Medi-Flex") proposed to undertake a non-underwritten rights issue for up to 500,000,000 new ordinary shares ("Rights Shares"), at an issue price of Singapore Dollar ("SGD") $0.04 for each Rights Share ("Issue Price"), on the basis of one Rights Share for every one existing ordinary share in the capital of Medi-Flex.

The Rights Shares, when alloted and issued and fully paid-up, will rank pari passu in all respects with the existing shares.

Assuming that the Rights Issue is fully subsribed, the estimated gross proceeds of the Rights Issue will be SGD$20 million and the estimated net proceeds of the Rights Issue, after deducting estimated expenses of approximately SGD$0.25 million, will amount to approximately SGD$19.75 million ("Rights Issue Net Proceeds").

Medi-Flex intends to utilise the Rights Issue Net Proceeds as follows:

(i) approximately SGD$12 million will be off-set against and/or satisfied by the utilisation of the loan;

(ii) approximately SGD$4.45 million will be used to pay the balance purchase price of RM10,588,500 payable under the Sale and Purchase Agreement entered by a subsidiary of Medi-Flex, Flexitech Sdn. Bhd., on 30 June 2008, for purchase of two parcels of land located at Selangor, Malaysia, together with a single storey detached factory and two storey office annex built thereon, for a total consideration of RM11,765,000;

(iii) approximately SGD$1.13 million will be used to pay the balance purchase price of RM2,700,000 payable under the Sale of Assets Agreement entered into by Flexitech Sdn. Bhd., on 30 June 2008, for purchase of two open sided biomass plant, together with various other assets as described therein, for a total consideration of RM3,000,000; and

(iv) the balance of approximately SGD$2.17 million will be used as general working capital for the Medi-Flex's business.

The Rights Issue is subject to, inter alia, the following:

(i) the approval in principle of the Singapore Exchange Securities ("SGX") Trading Limited for the listing and quotation of the Rights Shares on the SGX-Catalist;

(ii) the issuance of Rights Shares, under the Rights Issue having been approved by shareholders at an extraordinary general meeting to be convened; and

(iii) the lodgement by Medi-Flex of the offer information statement with the Monetary Authority of Singapore.

## 37. Segmental information

### (a) Primary reporting segment - Geographical segments

The Group operates in four principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transactions have been entered into in the normal course of business and have been established on negotiated and mutually agreed terms.

## 37. Segmental information (cont'd)

### (a) Primary reporting segment - Geographical segments (cont'd)

**31 August 2008**

| | Malaysia RM'000 | Thailand RM'000 | The People's Republic of China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated M'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 1,072,366 | 139,198 | 97,027 | 69,340 | - | 1,377,931 |
| Inter-segment sales | 42,754 | 220,962 | 58,491 | - | (322,207) | - |
| Total revenue | 1,115,120 | 360,160 | 155,518 | 69,340 | (322,207) | 1,377,931 |
| **Results** | | | | | | |
| Operating profit | 125,824 | 12,051 | 5,505 | 101 | 388 | 143,869 |
| Finance costs | | | | | | (10,151) |
| Share of gain of associate | | | | | | 909 |
| Profit before tax | | | | | | 134,627 |
| Income tax expense | | | | | | (26,524) |
| Profit for the year | | | | | | 108,103 |
| **Assets** | | | | | | |
| Segment assets | 737,520 | 167,808 | 136,575 | 37,492 | - | 1,079,395 |
| Investments in associate | | | | | | 10,037 |
| Goodwill | | | | | | 20,113 |
| | | | | | | 1,109,545 |
| **Liabilities** | | | | | | |
| Segment liabilities | 276,601 | 75,772 | 61,953 | 8,430 | - | 422,756 |
| **Other information** | | | | | | |
| Capital expenditure | 45,332 | 8,519 | 13,223 | - | - | 67,074 |
| Depreciation | 39,041 | 10,322 | 3,278 | 212 | - | 52,853 |
| Amortisation of prepaid land lease payments | 117 | 17 | 75 | - | - | 209 |

## 37. Segmental information (cont'd)

### (a) Primary reporting segment - Geographical segments (cont'd)

**31 August 2007**

| | Malaysia RM'000 | Thailand RM'000 | The People's Republic of China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated M'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 941,161 | 181,653 | 42,673 | 63,291 | - | 1,228,778 |
| Inter-segment sales | 43,747 | 81,670 | 49,535 | - | (174,952) | - |
| Total revenue | 984,908 | 263,323 | 92,208 | 63,291 | (174,952) | 1,228,778 |
| **Results** | | | | | | |
| Operating profit/(loss) | 132,239 | 6,279 | (8,456) | 2,111 | 115 | 132,288 |
| Finance costs | | | | | | (13,525) |
| Share of loss of associate | | | | | | (119) |
| Profit before tax | | | | | | 118,644 |
| Income tax expense | | | | | | (29,992) |
| Profit for the year | | | | | | 88,652 |
| **Assets** | | | | | | |
| Segment assets | 731,614 | 163,072 | 85,250 | 43,877 | - | 1,023,813 |
| Investments in associate | | | | | | 8,737 |
| Goodwill | | | | | | 21,078 |
| | | | | | | 1,053,628 |
| **Liabilities** | | | | | | |
| Segment liabilities | 286,197 | 78,115 | 41,487 | 6,850 | - | 412,649 |
| **Other information** | | | | | | |
| Capital expenditure | 52,969 | 34,426 | 18,134 | - | - | 105,529 |
| Depreciation | 31,032 | 8,571 | 3,388 | 237 | - | 43,228 |
| Amortisation of prepaid land lease payments | 101 | 81 | 72 | - | - | 254 |

### (b) Secondary reporting segment - Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

## 38. Financial instruments

### (a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, credit and liquidity risks.

### (b) Interest rate risk

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group's primary interest rate risk relates to interest-bearing debt. The investments in financial assets are mainly short term in nature and they are not held for speculative purposes but have been mostly placed in fixed deposits and money market funds.

The Group manages its interest rate exposure by maintaining a prudent mix of fixed and floating rate borrowings. The Group actively reviews its debt portfolio, taking into account the investment holding period and nature of its assets. This strategy allows it to capitalise on cheaper funding in a low interest rate environment and achieve a certain level of protection against rate hikes.

The information on maturity dates and effective interest rates of financial assets and liabilities are disclosed in their respective notes.

### (c) Foreign exchange risk

The Group is exposed to various currencies especially in United States Dollars, Thailand Baht, Chinese Renminbi and Singapore Dollars. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures.

Foreign exchange exposures in transactional currencies other than functional currencies of the operating entities are kept to an acceptable level.

Material foreign currency transaction exposures are hedged, mainly with derivative financial instruments such as forward foreign exchange contracts.

The net unhedged financial assets and financial liabilities of the Group companies that are not denominated in their functional currencies are as follows :

| | Net financial assets/(liabilities) held in non-functional currency | | | |
|---|---|---|---|---|
| Functional currency of Group Companies | Ringgit Malaysia RM'000 | United States Dollars RM'000 | Others RM'000 | Total RM'000 |
| **At 31 August 2008 :** | | | | |
| Ringgit Malaysia | - | 20,253 | 3 | 20,256 |
| Thailand Baht | 4,991 | 23,078 | 4 | 28,073 |
| Chinese Renminbi | - | 3,298 | - | 3,298 |
| Singapore Dollars | - | - | (42) | (42) |
| | 4,991 | 46,629 | (35) | 51,585 |

## 38. Financial instruments (cont'd)

### (c) Foreign exchange risk (cont'd)

| Functional currency of Group Companies | Net financial assets/(liabilities) held in non-functional currency<br>Ringgit Malaysia RM'000 | United States Dollars RM'000 | Others RM'000 | Total RM'000 |
|---|---|---|---|---|
| **At 31 August 2007 :** | | | | |
| Ringgit Malaysia | - | 42,035 | - | 42,035 |
| Thailand Baht | 4,337 | 21,400 | (1,309) | 24,428 |
| Chinese Renminbi | - | (12,931) | - | (12,931) |
| Singapore Dollars | 21 | - | - | 21 |
| | 4,358 | 50,504 | (1,309) | 53,553 |

As at balance sheet date, the Group had entered into United States Dollars forward foreign exchange contracts with notional amount of RM280,732,000 (2007: RM181,433,000) to hedge anticipated sales.

The net unrecognised losses as at balance sheet date on forward contracts used to hedge anticipated sales which are expected to occur during the next twelve months and are deferred until the related sales occur, at which time they will be included in the measurement of the sales is as follows:

| | Group<br>2008<br>RM'000 | <br>2007<br>RM'000 |
|---|---|---|
| Net unrealised losses | 14,546 | 4,235 |

### (d) Credit Risk

Credit risks or the risk of customers defaulting are minimised and monitored via strictly limiting the Group's associations to business partners with high creditworthiness. Trade receivables are monitored on an ongoing basis via Group management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial assets.

### (e) Liquidity

The Group manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all repayment and funding needs are met. As part of its overall prudent liquidity management, the Group maintains sufficient levels of cash or cash convertible investments to meet its working capital requirements. In addition, the Group strives to maintain available banking facilities of a reasonable level to its overall debt position. As far as possible, the Group raises committed funding from financial institutions and prudently balances its portfolio with some short term funding so as to achieve overall cost effectiveness.

## 38. Financial instruments (cont'd)

### (f) Fair values

The carrying amounts of financial assets and liabilities of the Group and of the Company at the balance sheet date approximated their fair values except for the followings:

| | | Company | |
|---|---|---|---|
| | Note | Carrying amount RM'000 | Fair value RM'000 |
| **Financial assets** | | | |
| At 31 August 2008 | | | |
| Due from a subsidiary | 15 | 287,193 | * |
| Due from subsidiaries | 19 | 109,668 | * |
| At 31 August 2007 | | | |
| Due from a subsidiary | 15 | 311,763 | * |
| Due from subsidiaries | 19 | 79,264 | * |

* It is not practicable to estimate the fair value of the amounts due from subsidiaries due principally to a lack of fixed repayment terms entered into by the parties involved and without incurring excessive costs.

# List of Properties

The landed properties owned by the Top Glove as at 31 August 2008 are set out below:

| | PARTICULARS OF PROPERTY | DATE OF ACQUISITION(A)/ REVALUATION(R) | AGE OF BUILDING (YEARS) | TENURE | DESCRIPTION/ EXISITING USE | LAND AREA/ BUILD-UP AREA | AUDITED NET BOOK VALUE AS AT 31.8.2008 (RM) |
|---|---|---|---|---|---|---|---|
| **Top Glove Sdn Bhd** | | | | | | | |
| 18,Jalan Mempari 10, Taman Bayu,Batu5½ Jalan Meru,Klang | HS (M) 15256, PT 8368, Mukim of Kapar, District of Selangor | 23/10/97 (A) | 11 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 110,072 |
| 36,Jalan Mempari 1, Taman Bayu,Batu 5½, Jalan Meru,Klang | HS (M) 15297, PT 8411, Mukim of Kapar, District of Selangor | 13/2/98 (A) | 10 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 107,977 |
| 11, Jalan Mempari 11, Taman Bayu, Batu 5½, Jalan Meru, Klang | HS (M) 15238, PT 8349 HS (M) 15238, PT 8445 Mukim of Kapar, District of Selangor | 15/9/97 (A) | 11 | Freehold | Terrace house/ Accommodation for staff | 1,300 square feet / 1,100 square feet | 102,093 |
| Lot 4968, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang | EMR 6629, Lot 4968, Mukim of Kapar, District of Klang and State of Selangor. | 13/10/93 (A) | 14 | Freehold | Factory / Glove manufacturing | 3 acres / 66,980 square feet | 5,723,808 |
| 4, Jalan Seri Kenangan 8, Taman Meru 3, Meru, 41050 Klang | HS (M) 10354, PT 15485, Mukim of Kapar, District of Selangor | 29/7/95 (A) | 13 | Freehold | Terrace house / Accommodation for staff | 1,640 square feet / 1,400 square feet | 80,719 |
| 6, Jalan Seri Kenangan 8, Taman Meru 3, Meru 41050 Klang | HS (M) 10355, PT 15486 Mukim of Kapar District of Selangor | 29/7/95 (A) | 13 | Freehold | Terrace house / Accommodation for staff | 1,640 square feet / 1,400 square feet | 80,719 |
| 23, Jalan Seri Kenangan 8, Taman Meru 3, Meru, 41050 Klang | HS (M) 10314, PT 15442, Mukim of Kapar District of Selangor | 23/5/96 (A) | 12 | Freehold | Terrace house / Accommodation for staff | 1,608 square feet / 1,350 square feet | 101,370 |
| 22, Jalan Mempari 1, Taman Bayu, Batu 5½ Jalan Meru Klang | HS (M) 15304, PT 8419, Mukim of Kapar District of Selangor | 15/9/97 (A) | 11 | Freehold | Terrace house/ Accommodation for staff | 1,300 square feet / 1,100 square feet | 110,490 |
| Lot 5987, Jalan Teratai Batu 5, Off Jalan Meru, 41050 Klang | EMR 8780, Lot No 5987 Mukim of Kapar District of Klang | 18/4/96 (A) | 8 | Freehold | Factory / Glove manufacturing | 2.8 acres / 57,250 square feet | 3,454,134 |
| Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang | G.M. 2143, Lot No 4969 Mukim of Kapar, District of Klang | 11/10/00 (A) | 6 | Freehold | Factory & Office Building | 3 acres / 41,274 square feet | 8,069,555 |
| Lot 18, 27, 38 & 57, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak | Lot 18, 27, 38 & 57, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak | 22/11/99 (A) | 20 | Leasehold (expiring on: Lot 18- 30.9.2072 Lot 27- 28.12.2063 Lot 38- 23.12.2069 Lot 57- 1.10.2064) | Factory / Glove Manufacturing | 31,192 square feet / 197,675 square feet | 10,916,151 |
| GM 581, Lot No. 26290, Mukim Hulu Kinta, Daerah Kinta, Negeri Perak Darul Ridzuan. | GM 581, Lot No. 26290, Mukim Hulu Kinta, Daerah Kinta, Negeri Perak Darul Ridzuan. | 29/11/2005 (A) | N/A | Freehold | Vacant | 3 acres | 1,021,840 |

AWARDED ISO 9001

| | PARTICULARS OF PROPERTY | DATE OF ACQUISITION(A)/ REVALUATION(R) | AGE OF BUILDING (YEARS) | TENURE | DESCRIPTION/ EXISITING USE | LAND AREA/ BUILD-UP AREA | AUDITED NET BOOK VALUE AS AT 31.8.2008 (RM) |
|---|---|---|---|---|---|---|---|
| No.3,5,7,9,11,13,15, 17,19, 21,23,25 & 27 Taman Mutiara, Tasek, Ipoh. | Plot No.332-344 (Lot No.211196-2111208) Tasek Mutiara, Ipoh. | 2/11/2007 (CF) | 1 | Freehold | Double story terrace house/ Hostel for workers – 13 units | 1,400 square feet / 1,625 square feet | 2,008,161 |
| Lot 39, Medan Tasek, Kawasan Perindustrian Tasek, Ipoh, Perak | HS(D) 21524, PT 1002, Mukim Hulu Kinta, Daerah Kinta, Perak. | 8/10/2007 (A) | 1 | Leasehold (expiring on: 28.7.2069) | Biomass Store | 3 acres | 2,036,224 |
| Lot 4960, Jalan Teratai Batu 6, Off Jalan Meru, 41050 Klang | GM 2326, Lot No. 4960, Mukim of Kapar, District of Klang, State of Selangor | 24/09/03 (A) | 3 | Freehold | Factory / Gloves Manufacturing | 3 acres / 58,240 Square feet | 8,436,864 |
| Lot 4970, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang | HS(M) 19530-19545, PT Nos. 26095-26110, Mukim of Kapar, District of Klang, State of Selangor | 20/11/03 (A) | 5 | Freehold | Factory / Glove manufacturing | 3 acres / 67,924 square feet | 6,844,446 |
| Lot 4967, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang | GM 5584, Lot No. 4967, Mukim of Kapar, District of Klang, State of Selangor | 19/03/04 (A) | 4 | Freehold | Factory / Glove manufacturing | 3 acres / 58,240 Square feet | 7,544,095 |
| Lot 5104, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang | GM 5064, Lot No. 5104, Mukim of Kapar, District of Klang, State of Selangor | 29/03/04 (A) | 2 | Freehold | Factory / Glove manufacturing | 3 acres / 54,600 Square feet | 7,220,632 |
| Lot 4975, Jalan Teratai, Batu 6 1/2, Off Jalan Meru, 41050 Klang | GM 626, Lot No. 4975, Mukim of Kapar, District of Klang, State of Selangor | 05/05/04 (A) | N/A | Freehold | Vacant | 3 acres | 1,079,537 |
| 21, Jalan Mempari 11, Taman Bayu, Batu 5 ½, Jalan Meru, Klang | HS(M) 15324, PT 8441, HS(M) 15242, PT 8353, Mukim of Kapar, District of Klang. | 12/05/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 124,781 |
| 37, Jalan Mempari 1, Taman Bayu, Batu 5 ½, Jalan Meru, Klang | HS (M) 18522, PT 24689, Mukim of Kapar, District of Klang | 12/05/05 (A) | 4 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 142,260 |
| 6, Jalan Sg. Binjai, Klang | HS (M) 26112 PT 39636, Mukim Kapar, District of Klang | 21/03/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 151,438 |
| 21, Jalan Sesenduk 20, Off Taman Meru Jaya, 41050 Klang | HS (M) 22145, No. PT 29907, Mukim Kapar, District of Klang | 13/05/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 152,317 |
| 23, Jalan Sesenduk 20, Off Taman Meru Jaya, 41050 Klang | HS (M) 22146, No. PT 29908, Mukim Kapar, District of Klang | 13/05/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 152,317 |
| 27, Lorong Tempinis 1, Pekan Meru, 42200 Klang | HS (M) 3773, PT 1286, Mukim of Kapar, District of Klang | 25/05/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 123,813 |
| 57, Jalan Sesenduk 5, Taman Meru Utama, 41050 Klang | GM 7330, Lot No 43375, Mukim Kapar, District of Klang | 19/07/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 151,915 |
| 51, Jalan Sesenduk 5, Taman Meru Utama 41050 Klang | GM 7327, Lot No 43372, Mukim Kapar, District of Klang | 19/07/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 151,915 |

| | PARTICULARS OF PROPERTY | DATE OF ACQUISITION(A)/ REVALUATION(R) | AGE OF BUILDING (YEARS) | TENURE | DESCRIPTION/ EXISITING USE | LAND AREA/ BUILD-UP AREA | AUDITED NET BOOK VALUE AS AT 31.8.2008 (RM) |
|---|---|---|---|---|---|---|---|
| 67, Jalan Sesenduk 6, Taman Meru Utama, 41050 Klang | GM 7311, Lot No 43353, Mukim Kapar, District of Klang | 19/07/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 142,141 |
| 65, Jalan Sesenduk 6, Taman Meru Utama, 41050 Klang | GM 7310, Lot No 43352, Mukim Kapar, District of Klang | 19/07/05 (A) | 3 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 142,141 |
| Lot 4947, Jalan Teratai, Batu 5 ½ Off Jalan Meru, 41050 Klang | GM 5101, Lot No 4947 Mukim of Kapar, District of Klang, State of Selangor Darul Ehsan. | 23/11/04 (A) | 3 | Freehold | Factory / Gloves manufacturing | 3 acres / 58,240 square feet | 8,294,701 |
| 1,3,5 & 7, Jalan Abadi 1A/KU8,<br><br>1 – 8, Jalan Abadi 1B/KU8,<br><br>1,3,5 & 7, Jalan Abadi 1C/KU8,<br><br>60, 62, 64, 66, 67, 69, 71, 73, 75 & 77, Jalan Abadi 4/KU8,<br><br>49, 51, 53, 55, 57, 59, 62, 64, 66, 68, 70 & 72, Jalan Abadi 5/KU8,<br><br>46, 48, 50, 52, 54 & 56, Jalan Abadi 6/KU8, Taman Daya Maju, 41050 Klang | HS(M) 28465 – 28468 (PT No. 40352 – 40355)<br><br>HS(M) 28469 – 28476 (PT No. 40356 – 40363)<br><br>HS(M) 28477 – 28480 & 28484 (PT No. 40367 – 40370 & , 40374)<br><br>HS(M) 28481 – 28483 & 28486 – 28491 (PT No. 40371 – 40373 & 40376 – 40381)<br><br>HS(M) 28492 – 28497 & 28499 – 28504 (PT No. 40382 - 40387 & 40389 – 40394)<br><br>HS(M) 28505 – 28510 (PT No. 40395 – 40400), Mukim Kapar, District of Klang. State of Selangor. | 29/04/06 (A) | 2 | Freehold | Terrace house / Accommodation for staff | 70,995 square feet | 6,479,813 |
| 41, Jalan Abadi 3, Taman Daya Meru, 41050 Klang | HS (M) 18218, PT 24467, Mukim Kapar, District of Klang | 02/12/05 (A) | 2 | Freehold | Terrace house / Accommodation For staff | 1,098 square feet | 116,464 |
| Lot 4991, Jalan Bunga Raya, Batu 5 ½, Off Jalan Meru, 41050 Klang | GM 1617, Lot 4991, Mukim of Kapar, District of Klang | 19/10/04 (A) | N/A | Freehold | Vacant | 4.3 acres | 3,390,284 |
| Lot 4908, Jalan Teratai, Batu 5 ½, Off Jalan Meru, 41050 Klang | EMR No. 6605, Lot No 4908, Mukim of Kapar, District of Klang | 08/07/97 (A) | 4 | Freehold | Hostel/ Accommodation for workers | 3 acres / 54,140 square feet | 2,261,253 |
| Lot 4988 Mukim Kapar, Klang, Selangor. | GM 1584 ,Lot 4988 Mukim Kapar, District of Klang, State of Selangor. | 10/10/05 (A) | N/A | Freehold | Under Construction | 3 acres | 2,342,567 |
| Lot 4989 Mukim Kapar, Klang, Selangor | GM 703, Lot 4989, Mukim Kapar, District of Klang, State of Selangor. | 10/10/05 (A) | N/A | Freehold | Vacant | 3. a 05 p | 2,338,232 |
| Lot 4986, Batu 5, Jalan Sungai Binjai, Mukim Kapar, Klang | GM 1102, Mukim Kapar, District of Klang, Selangor. | 24/02/06 (A) | N/A | Freehold | Vacant | 3 acres | 2,405,369 |
| Lot 4987, Batu 5, Jalan Teratai Mukim Kapar, Klang | GM 2619, Mukim Kapar, District of Klang, State of Selangor. | 24/05/06 (A) | 1 | Freehold | Factory / Glove manufacturing | 3 acres | 7,787,302 |

| | PARTICULARS OF PROPERTY | DATE OF ACQUISITION(A)/ REVALUATION(R) | AGE OF BUILDING (YEARS) | TENURE | DESCRIPTION/ EXISITING USE | LAND AREA/ BUILD-UP AREA | AUDITED NET BOOK VALUE AS AT 31.8.2008 (RM) |
|---|---|---|---|---|---|---|---|
| Lot 4990, Jalan Bunga Raya, Batu 5 ½ Off Jalan Meru, 41050 Klang | GM 5116, Lot No. 4990 Mukim of Kapar, District of Klang, State of Selangor | 05/03/07 (A) | N/A | Freehold | Vacant | 3 acres | 2,061,420 |
| Lot 4946, Jalan Teratai, Batu 5 ½ Off Jalan Meru, 41050 Klang | GM 2574, Lot No 4946 Mukim of Kapar, District of Klang, State of Selangor Darul Ehsan. | 14/01/08 (A) | N/A | Freehold | Vacant | 3 acres | 2,577,420 |
| Lot 4949, Jalan Teratai, Batu 5 ½ Off Jalan Meru, 41050 Klang | GM 1728, Lot No 4949 Mukim of Kapar, District of Klang, State of Selangor Darul Ehsan. | 18/01/08 (A) | N/A | Freehold | Vacant | 3 acres | 2,598,068 |
| **TG Medical Sdn Bhd** Lot 5091, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang | EMR 6510, Lot No 5091, Mukim of Kapar, District of Klang, State of Selangor | 25/10/95 (A) | 10 | Freehold | Factory / Glove manufacturing | 3 acres / 68,490 square feet | 5,705,007 |
| 19, Jalan Mempari 11, Batu 5½ Jalan Meru, Klang | HS (M) 15241, PT No 8352, HS (M) 15325, PT No 8442, Mukim of Kapar, District of Selangor | 8/5/98 (A) | 10 | Freehold | Terrace house / Accommodation for staff | 1,300 square feet / 1,100 square feet | 101,880 |
| Lot 5972 & 5974, Jalan Teratai, Batu 5,Jalan Meru,41050 Klang. | EMR 8769, Lot 5972 & 5974, Mukim of Kapar, District of Klang, State of Selangor | 1/7/99 (A) | 7 | Freehold | Factory / Glove manufacturing | Approx 1.7935 acres / 47,200 square feet | 3,801,687 |
| No.1,3,5,7,9 & 11, Jalan Abadi 10D / KU8,Taman Daya Maju, Meru,41050 Klang, Selangor.<br><br>No.1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 & 12 , Jalan Abadi 10C / KU8,Taman Daya Maju, Meru,41050 Klang, Selangor.<br><br>No.1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 & 12 , Jalan Abadi 10A / KU8,Taman Daya Maju, Meru,41050 Klang, Selangor.<br><br>No.85,87,89,91,93 &95 , Jalan Abadi 1/ KU8,Taman Daya Maju, Meru,41050 Klang, Selangor. | HS (M)33205 – HS (M)33252, PT NO. 50423 – PT NO.50470, Mukim of Kapar, Daerah Klang, Selangor. | 12/7/2007 | 1 | Freehold | Terrace house/ Accommodation for staff and workers | Approximately 108.85 square meters per house | 6,966,659 |

| | PARTICULARS OF PROPERTY | DATE OF ACQUISITION(A)/ REVALUATION(R) | AGE OF BUILDING (YEARS) | TENURE | DESCRIPTION/ EXISITING USE | LAND AREA/ BUILD-UP AREA | AUDITED NET BOOK VALUE AS AT 31.8.2008 (RM) |
|---|---|---|---|---|---|---|---|
| **TopGlove Engineering Sdn Bhd** Lot 5987, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan | EMR 8780, Lot No 5987, Mukim of Kapar, District of Klang, State of Selangor | 18/4/96 (A) | 8 | Freehold | Factory / Glove Manufacturing | 2.8 acres / 57,250 square feet | 2,106,872 |
| **Top Glove Medical(Thailand) Co Ltd** 188, Moo 5, Karnchanawanich Road Tambon Sumnukgarm Sadao, Songkhla 90320 Thailand | Nor Sor 3 Kor No. 2655, Tambon Sumnukgarm Ampur Sadao Songkhla, Thailand | 5/10/01 (A) | 6 | Freehold | Factory & Office Building | Approx 16.06 acres | 8,582,513 (Thai Baht 86,425,904) |
| **Top Glove (ZhangJiaGang) Co Ltd** 3, Xitang Road, Xizhang Town, ZhangJiaGang, 215614 Jiang Su, China | No. 21-7-14, Zhangjiagang City, Xizhang Town, West Road Southern Side. | 10/09/02 (A) | 6 | Leasehold (Expiring on 01.06.2052) | Factory & Office Building | Approx 60,121.8 sq meter / 21,703 square meter | 13,288,429 (RMB26,762,895) |
| **TG Medical (U.S.A) INC.,** 165-167 North Aspan Avenue, Azusa , CA 91702 | Ssessor's ID #8615 018 010 05 000 | 31/03/05 (A) | 3 | Freehold | Warehouse & Office Building | Approx 47,896 sq ft/ 25,878 sq ft | 8,422,528 (USD2,484,522) |
| **Top Glove Technology (Thailand) Co Ltd** 188, Moo 5, Karnchanawanich Road Tambon Sumnukgarm Sadao, Songkhla 90320 Thailand | Nor Sor 3 Kor No. 3275,3277,6010 , Tambon Pangla Ampur Sadao Songkhla, Thailand | 23/02/06 (A) | 14 months | Freehold | Factory & Office Building | Approx 40.4 acres | 16,497,475 (Thai Baht 166,129,573) |
| **Great Glove Xin Hua Co. Ltd.** South Wei Wu Lu, Xinghua Economic Development Region, Xinghua City, Jiangsu Province, Peoples' Republic of China. | South Wei Wu Lu, Zhao Yang Zheng, Xinghua City. | 13/10/05 (A) | 34 months | Leasehold (Expiring on Oct 2056) | Factory & Office building, Industrial usage. | 112,234.8 square meter | 11,452,371 (RMB23,065,073) |
| **B Tech Industry Co. Ltd.** 268 M.5 T.Kampangphet A.Rattaphum,Songkhla 90180 | 1. Nor Sor 3 Kor No. 2361 2. Nor Sor 4 Jor No.5943 3. Nor Sor 4 Jor No.5944 | 01/08/06(A) | 6 | Freehold | Factory & Office Building | Approx 482,048 square feet | 5,177,253 (Thai Baht 52,134,938) |
| **FLEXITECH SDN BHD** Lot 127, Jalan 6, Komplek Olak Lempit, Mukim Tanjung 12, 42700 Banting, Selangor DE | HS(M) 5735, PT4065, Komplek Perabot Olak Lempit, Mukim Tanjung Dua Belas, Daerah Kuala Langat | 15/09/05 (A) | N/A | Leasehold (Expiring on 26.09.2087) | Female Hostel | Approx 11,735.87 square meter | 4,205,290 |
| Lot 128, Jalan 8, Komplek Olak Lempit, Mukim Tanjung 12, 42700 Banting, Selangor DE | HS(M) 5719, PT4049, Komplek Perabot Olak Lempit, Mukim Tanjung Dua Belas, Daerah Kuala Langat | 02/08/05 (A) | N/A | Leasehold (Expiring on 26.09.2087) | Vacant | Approx 11,735.87 square meter | 3,371,034 |

| | | |
|---|---|---|
| Authorised Share Capital | : | RM200,000,000 |
| Issued and Fully Paid-Up Capital | : | RM150,532,465.50 |
| Class of Shares | : | Ordinary Shares of RM0.50 each |
| Voting Rights | : | One vote per ordinary share |

## 1. DISTRIBUTION OF SHAREHOLDERS

| Size of Holdings | No. of Holders | % | No. of Shares | % |
|---|---|---|---|---|
| 1 - 99 | 213 | 6.00 | 11,001 | 0.00 |
| 100 - 1,000 | 1,250 | 35.22 | 945,160 | 0.32 |
| 1,001 - 10,000 | 1,613 | 45.45 | 6,183,783 | 2.10 |
| 10,001 - 100,000 | 338 | 9.52 | 9,545,895 | 3.24 |
| 100,001 - 14,722,410 (less than 5% of Issued Shares) | 131 | 3.69 | 153,504,732 | 52.13 |
| 14,722,411 (5% of Issued Shares) and above | 4 | 0.11 | 124,257,660 | 42.20 |
| | 3,549 | 100.00 | 294,448,231 | 100.00 |

## 2. LIST OF SUBSTANTIAL SHAREHOLDERS

The Substantial Shareholders of Top Glove Corporation Berhad ("Top Glove") based on the Register of Substantial Shareholders of the Company and their respective shareholdings are as follows:-

| | | No. of Ordinary Shares Held | | | |
|---|---|---|---|---|---|
| No. | Substantial Shareholders | Direct | % | Indirect | % |
| 1. | Tan Sri Dr. Lim, Wee-Chai | 87,242,900 | 29.63 | 30,813,821* | 10.46 |
| 2. | Puan Sri Tong Siew Bee | 4,597,874 | 1.56 | 113,458,847** | 38.53 |
| 3. | Lim Hooi Sin | 7,155,181 | 2.43 | 110,901,540*** | 37.66 |
| 4. | Lim Quee Choo | 2,983,869 | 1.01 | 115,072,852**** | 39.08 |
| 5. | Top Glove Holding Sdn. Bhd. | 16,076,897 | 5.46 | – | – |
| 6. | Matthews International Capital Management, LLC | 19,252,460 | 6.54 | – | – |
| 7. | The Overlook Partners Fund LP | 22,737,680 | 7.72 | – | – |

Note :

* Deemed interested through Puan Sri Tong Siew Bee, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove

** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove

*** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Puan Sri Tong Siew Bee, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove

**** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Puan Sri Tong Siew Bee, Mr. Lim Hooi Sin and Top Glove Holding Sdn Bhd's direct interest in Top Glove

# Analysis of Shareholdings
as at 11 November 2008 (cont'd)

### 3. DIRECTORS' SHAREHOLDINGS

The Directors' Shareholdings of Top Glove based on the Register of Directors' Shareholdings are as follows:-

| | | No. of Ordinary Shares Held | | | |
|---|---|---|---|---|---|
| No. | Directors | Direct | % | Indirect | % |
| 1. | Tan Sri Dr. Lim, Wee-Chai | 87,242,900 | 29.63 | 30,813,821* | 10.46 |
| 2. | Puan Sri Tong Siew Bee | 4,597,874 | 1.56 | 113,458,847** | 38.53 |
| 3. | Lim Hooi Sin | 7,155,181 | 2.43 | 110,901,540*** | 37.66 |
| 4. | Sekarajasekaran A/L Arasaratnam | 9,664,369 | 3.28 | – | – |
| 5. | Tan Sri Datuk (Dr.) Arshad Bin Ayub | 1,650,000 | 0.56 | – | – |
| 6. | Lee Kim Meow | 719,816 | 0.24 | 5,000**** | 0.00 |
| 7. | Quah Chin Chye | – | – | – | – |
| 8. | Lim Cheong Guan | 14,000 | 0.00 | – | – |

Note :

* Deemed interested through Puan Sri Tong Siew Bee, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove

** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove

*** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Puan Sri Tong Siew Bee, Ms. Lim Quee Choo and Top Glove Holding Sdn Bhd's direct interest in Top Glove

**** Deemed interested through Madam Chung Lee Moy

**Share Options Held under the Employees' Share Option Scheme of the Company**

| | | No. of Ordinary Shares Held | |
|---|---|---|---|
| No. | Directors | Direct | Indirect |
| 1. | Tan Sri Dr. Lim, Wee-Chai | 210,000 | 141,600* |
| 2. | Puan Sri Tong Siew Bee | 52,800 | 298,800** |
| 3. | Lim Hooi Sin | 67,200 | 284,400*** |
| 4. | Sekarajasekaran A/L Arasaratnam | - | - |
| 5. | Tan Sri Datuk (Dr.) Arshad Bin Ayub | - | - |
| 6. | Lee Kim Meow | 126,000 | - |
| 7. | Quah Chin Chye | - | - |
| 8. | Lim Cheong Guan | 58,500 | - |

Note :

* Deemed interested through Puan Sri Tong Siew Bee, Mr. Lim Hooi Sin and Ms. Lim Quee Choo's direct interest in Top Glove

** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Mr. Lim Hooi Sin and Ms. Lim Quee Choo's direct interest in Top Glove

*** Deemed interested through Tan Sri Dr. Lim, Wee-Chai, Puan Sri Tong Siew Bee and Ms. Lim Quee Choo's direct interest in Top Glove

AWARDED ISO 9001

**4. LIST OF THIRTY LARGEST SECURITIES ACCOUNTS HOLDERS**

| No. | Names | Shareholdings | % |
|---|---|---|---|
| 1 | Tan Sri Dr. Lim, Wee-Chai | 60,992,447 | 20.71 |
| 2 | Tan Sri Dr. Lim, Wee-Chai | 24,917,653 | 8.46 |
| 3 | HSBC Nominees (Asing) Sdn. Bhd.<br>- HSBC-FS for The Overlook Partners Fund LP | 22,737,680 | 7.72 |
| 4 | HSBC Nominees (Asing) Sdn. Bhd.<br>- BBH and Co. Boston for Matthews Pacific Tiger Fund | 15,609,880 | 5.30 |
| 5 | MFP Capital Corporation | 11,111,958 | 3.77 |
| 6 | Cartaban Nominees (Asing) Sdn. Bhd.<br>- SSBT Fund ZM47 for Aim Developing Markets Fund | 9,002,400 | 3.06 |
| 7 | Amanah Raya Nominees (Tempatan) Sdn Bhd<br>- Skim Amanah Saham Bumiputera | 8,628,100 | 2.93 |
| 8 | Top Glove Holding Sdn. Bhd. | 7,700,000 | 2.62 |
| 9 | Citigroup Nominees (Tempatan) Sdn. Bhd.<br>- Pledged Securities Account for Sekarajasekaran A/L Arasaratnam | 6,400,000 | 2.17 |
| 10 | Cartaban Nominees (Asing) Sdn. Bhd.<br>- SSBT Fund HG19 for Global Small Capitalization (AM Funds INS SR) | 5,735,740 | 1.95 |
| 11 | Lim Hooi Sin | 4,582,816 | 1.56 |
| 12 | Top Glove Holding Sdn. Bhd. | 3,941,616 | 1.34 |
| 13 | Liew Chin Khew | 3,114,080 | 1.06 |
| 14 | Puan Sri Tong Siew Bee | 2,923,505 | 0.99 |
| 15 | Top Glove Holding Sdn. Bhd. | 2,906,481 | 0.99 |
| 16 | Cartaban Nominees (Asing) Sdn. Bhd.<br>- SSBT Fund BZ20 for Zephyr Aurora Master Fund, L.P. | 2,798,500 | 0.95 |
| 17 | Cartaban Nominees (Asing) Sdn. Bhd.<br>- SSBT Fund HG22 for Smallcap World Fund, INC. | 2,740,100 | 0.93 |
| 18 | Mayban Nominees (Tempatan) Sdn. Bhd.<br>- Mayban Trustees Berhad for Public Regular Savings Fund | 2,701,880 | 0.92 |
| 19 | Mayban Nominees (Tempatan) Sdn. Bhd.<br>- Mayban Trustees Berhad for Public Ittikal Fund | 2,629,900 | 0.89 |
| 20 | Lim Hooi Sin | 2,572,365 | 0.87 |
| 21 | Amanah Raya Nominees (Tempatan) Sdn. Bhd.<br>- Public Islamic Dividend Fund | 2,305,000 | 0.78 |
| 22 | HSBC Nominees (Asing) Sdn. Bhd.<br>- HSBC BK PLC for BDT Invest Asian Focus Fund | 2,265,000 | 0.77 |
| 23 | HSBC Nominees (Asing) Sdn. Bhd.<br>- BBH and Co. Boston for Matthews Asia Pacific Equity Income Fund | 2,157,100 | 0.73 |
| 24 | EB Nominees (Tempatan) Sendirian Berhad<br>- Pledged Securities Account for Sekarajasekaran A/L Arasaratnam | 1,920,000 | 0.65 |
| 25 | Amanah Raya Nominees (Tempatan) Sdn. Bhd.<br>- Public Growth Fund | 1,902,700 | 0.65 |

# Analysis of Shareholdings

as at 11 November 2008 (cont'd)

| No. | Names | Shareholdings | % |
|---|---|---|---|
| 26 | HSBC Nominees (Asing) Sdn. Bhd.<br>- TNTC for Saudi Arabian Monetary Agency | 1,897,339 | 0.64 |
| 27 | Lim Quee Choo | 1,865,678 | 0.63 |
| 28 | Amanah Raya Nominees (Tempatan) Sdn. Bhd.<br>- Public Far-East Dividend Fund | 1,865,500 | 0.63 |
| 29 | Cartaban Nominees (Asing) Sdn. Bhd.<br>- SSBT Fund HG26J for Emerging Markets Global Small Capitalization Fund (TEMMUF) | 1,823,900 | 0.62 |
| 30 | Puan Sri Tong Siew Bee | 1,674,369 | 0.57 |

Note:

The analysis of shareholdings is based on the issued and paid-up capital of the Company after deducting 6,616,700 ordinary shares bought back by the Company and held as treasury shares as at 11 November 2008.

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# Notice of Annual General Meeting

**NOTICE IS HEREBY GIVEN THAT** the Tenth Annual General Meeting of the Company will be held at Sime Darby Convention Centre, Bayan, Casuarina & Dillenia Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Tuesday, 13 January 2009 at 11.30 a.m. for the following purposes:-

## AGENDA

1. To receive the Audited Financial Statements for the financial year ended 31 August 2008 together with the Reports of the Directors and the Auditors thereon.

2. To approve the declaration of a Single Tier Final Dividend of 12% for the financial year ended 31 August 2008. **(Resolution 1)**

3. To approve the payment of Directors' Fees for the financial year ended 31 August 2008. **(Resolution 2)**

4. To re-elect the following Directors who retire pursuant to Article 94 of the Company's Articles of Association and being eligible, have offered themselves for re-election:-
   (a) Tan Sri Dr. Lim, Wee-Chai **(Resolution 3)**
   (b) Mr. Lim Hooi Sin **(Resolution 4)**

5. To pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 :-
   "That pursuant to Section 129(6) of the Companies Act, 1965, the following Directors who have attained the age of seventy (70) years, be and are hereby re-appointed as Directors of the Company and to hold office until the conclusion of the next Annual General Meeting:-
   (a) Tan Sri Datuk (Dr.) Arshad Bin Ayub **(Resolution 5)**
   (b) Mr. Sekarajasekaran A/L Arasaratnam" **(Resolution 6)**

6. To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **(Resolution 7)**

7. **As Special Business**
   To consider and, if thought fit, with or without any modification, to pass the following resolutions which will be proposed as Ordinary Resolutions:-

   **Ordinary Resolution No. 1**
   **- Authority To Issue Shares Pursuant To Section 132D Of The Companies Act, 1965**
   "THAT subject to Section 132D of the Companies Act, 1965 and approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby empowered to issue and allot shares in the Company, at any time to such persons and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit, provided that the aggregate number of shares issued pursuant to this Resolution does not exceed ten per centum (10%) of the issued and paid-up share capital of the Company for the time being and the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad; AND THAT such authority shall commence immediately upon the passing of this resolution and continue to be in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 8)**

   **Ordinary Resolution No. 2**
   **- Proposed Renewal of Authority For Share Buy-Back**
   "THAT subject to the Companies Act, 1965, the Company's Memorandum and Articles of Association, the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") and the approvals of all relevant governmental and/or regulatory authority (if any), the Company be and is hereby authorised to purchase such amount of ordinary shares of RM0.50 each in the Company ("Proposed Share Buy-Back") as may be determined by the Board from time to time through Bursa Securities upon such terms and conditions as the Board may deem fit and expedient in the interest of the Company provided that the aggregate number of shares purchased pursuant to this resolution shall not exceed ten per centum (10%) of the total issued and paid-up share capital of the Company;

AND THAT the maximum amount of funds to be utilised for the purpose of the Proposed Share Buy-Back shall not exceed the Company's aggregate retained profits and/or share premium account;

AND THAT at the discretion of the Board, the shares of the Company to be purchased are proposed to be cancelled and/or retained as treasury shares and/or distributed as dividends and/or resold on Bursa Securities;

AND THAT such authority shall commence immediately upon passing of this resolution until:

(i) the conclusion of the next Annual General Meeting of the Company at which time the authority shall lapse unless by ordinary resolution passed at a general meeting, the authority is renewed either unconditionally or subject to conditions;

(ii) the expiration of the period within which the next Annual General Meeting is required by law to be held; or

(iii) the authority is revoked or varied by ordinary resolution passed by the shareholders of the Company at a general meeting,

whichever is the earlier;

AND THAT the Board be and is hereby authorised to take such steps to give full effect to the Proposed Share Buy-Back with full power to assent to any conditions, modifications, variations and/or amendments as may be imposed by the relevant authorities and/or to do all such acts and things as the Board may deem fit and expedient in the best interest of the Company." **(Resolution 9)**

8. To transact any other ordinary business for which due notice shall have been given.

**NOTICE OF DIVIDEND ENTITLEMENT**

**NOTICE IS ALSO HEREBY GIVEN THAT** a Single Tier Final Dividend of 12% in respect of the financial year ended 31 August 2008 will be payable on 16 March 2009 to depositors who are registered in the Record of Depositors at the close of business on 17 February 2009, if approved by Members at the forthcoming Tenth Annual General Meeting on 13 January 2009.

A Depositor shall qualify for entitlement only in respect of:-

(a) Shares transferred into the Depositor's Securities Account before 4:00 p.m. on 17 February 2009 in respect of ordinary transfers; and

(b) Shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

By Order of the Board

**CHUA SIEW CHUAN**
(MAICSA 0777689)
Company Secretary

**CHIN MUN YEE**
(MAICSA 7019243)
Company Secretary

**NGIAN YOKE FUNG**
(MAICSA 7049093)
Company Secretary

Kuala Lumpur
27 November 2008

**Explanatory Note to Special Business:**

1. **Authority pursuant to Section 132D of the Companies Act, 1965.**

   The proposed adoption of the Ordinary Resolution No. 1 is primarily to give flexibility to the Board of Directors to issue and allot shares at any time in their absolute discretion without convening a general meeting.

2. **Proposed Renewal of Authority for Share Buy-Back**

   The proposed adoption of the Ordinary Resolution No. 2 is to renew the authority granted by the shareholders of the Company at the Annual General Meeting held on 9 January 2008. The proposed renewal will allow the Board of Directors to exercise the power of the Company to purchase not more than 10% of the issued and paid-up share capital of the Company at any time within the time period stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

**Notes:-**

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Sections 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.
2. Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.
3. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.
4. The instrument appointing a proxy must be deposited at the Secretarial Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.

**STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING**

The Directors who are standing for re-election at the Tenth Annual General Meeting of the Company are as follows:

| Name of Directors | Shareholdings of Directors | Details of Individual Director and other Disclosure Requirements |
|---|---|---|
| Tan Sri Datuk (Dr.) Arshad Bin Ayub (Section 129(6) of the Companies Act, 1965) | Refer to page 112 of the Annual Report | Refer to page 9 of the Annual Report |
| Mr. Sekarajasekaran A/L Arasaratnam (Section 129(6) of the Companies Act, 1965) | Refer to page 112 of the Annual Report | Refer to page 11 of the Annual Report |
| Tan Sri Dr. Lim, Wee-Chai (Article 94 of the Company's Articles of Association) | Refer to page 112 of the Annual Report | Refer to page 8 of the Annual Report |
| Mr. Lim Hooi Sin (Article 94 of the Company's Articles of Association) | Refer to page 112 of the Annual Report | Refer to page 10 of the Annual Report |

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# Form of Proxy

*I/We (full name in capital letters) ________________________________________
(NRIC/Company No. ____________________) of (full address) ____________________
____________________ being a *Member/Members of TOP GLOVE CORPORATION BHD. ("the Company"),
do hereby appoint (full name in capital letters) ______________________________
(NRIC No. ____________________) of (full address) ____________________
____________________ or failing *him/her, (full name in capital letters) ____________________
____________________ (NRIC No. ____________________)
of (full address) ________________________________________
or failing *him/her, *the CHAIRMAN OF THE MEETING, as *my/our proxy to attend and vote for *me/us, and on *my/our behalf at the Tenth Annual General Meeting of the Company to be held at Sime Darby Convention Centre, Bayan, Casuarina & Dillenia Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Tuesday, 13 January 2009 at 11.30 a.m. and at any adjournment thereof.

Please indicate with an "X" in the spaces provided below how you wish your votes to be casted. If no specific direction as to voting is given, the Proxy will vote or abstain from voting at his/her discretion.

| Agenda Nos. | Resolutions | For | Against |
|---|---|---|---|
| 1 | To receive the Audited Financial Statements for the financial year ended 31 August 2008 together with the Reports of the Directors and the Auditors thereon. | | |
| 2 | To approve the declaration of a Single Tier Final Dividend of 12% for the financial year ended 31 August 2008. **(Resolution 1)** | | |
| 3 | To approve the payment of Directors' Fees for the financial year ended 31 August 2008. **(Resolution 2)** | | |
| 4 (a) | To re-elect the Director, Tan Sri Dr. Lim, Wee-Chai who retires pursuant to Article 94 of the Company's Articles of Association. **(Resolution 3)** | | |
| 4 (b) | To re-elect the Director, Mr. Lim Hooi Sin who retires pursuant to Article 94 of the Company's Articles of Association. **(Resolution 4)** | | |
| 5 (a) | To re-appoint the Director, Tan Sri Datuk (Dr.) Arshad Bin Ayub who retires pursuant to Section 129(6) of the Companies Act, 1965. **(Resolution 5)** | | |
| 5 (b) | To re-appoint the Director, Mr. Sekarajasekaran A/L Arasaratnam who retires pursuant to Section 129(6) of the Companies Act, 1965. **(Resolution 6)** | | |
| 6 | To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **(Resolution 7)** | | |
| 7 | **As Special Business**<br>Ordinary Resolution No. 1 - Authority to issue shares pursuant to Section 132D of the Companies Act, 1965. **(Resolution 8)** | | |
| | Ordinary Resolution No. 2 - Proposed Renewal of Authority for Share Buy-Back. **(Resolution 9)** | | |

* Strike out whichever not applicable.

Signed on this ________ day of ________ 2008/2009

| Number of Shares held | CDS Account No. |
|---|---|
| | |

________________________
Signature of Member/Common Seal

Notes:
1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Sections 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.
2. Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.
3. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.
4. The instrument appointing a proxy must be deposited at the Secretarial Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.

Fold this flap for sealing

Then fold here

STAMP

The Company Secretary

**TOP GLOVE CORPORATION BERHAD** (474423-X)

Level 7, Menara Milenium
Jalan Damanlela, Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur, Malaysia

1st fold here

# Corporate Office Factory

AWARDED ISO 9001



## CORPORATE OFFICE (FACTORY 9)

Address : Lot 4969, Jalan Teratai,
Batu 6, Off Jalan Meru,
41050 Klang,
Selangor D.E., Malaysia
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410
E-mails : (i) top@topglove.com.my
(ii) invest@topglove.com.my
Website : www.topglove.com.my

## U.S.A. MARKETING OFFICE

TG Medical (U.S.A.) Inc.,
165, North Aspan Avenue,
Azusa, CA 91702, U.S.A.
Tel : 626 969 7838
Fax : 626 969 7823
E-mail : topglove@topgloveusa.com
edwyn@topgloveusa.com



**FACTORY 2**
Lot 4968, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 1992 / 1905
Fax : 603-3392 1291 / 8410



**FACTORY 3**
Lot 5091, Jalan Teratai, Batu 5, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 7880 / 7350
Fax : 603-3392 7229 / 9160



**FACTORY 4**
Lot 5987, Jalan Teratai, Batu 5, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 8588 / 8996
Fax : 603-3392 6788



**FACTORY 5**
Lot 18, 27, 38 & 57, Medan Tasek,
Kawasan Perindustrian Tasek,
31400 Ipoh, Perak D.R., Malaysia.
Tel : 605-546 6360 / 547 9271
Fax : 605-547 8975



**FACTORY 6**
180/3, M007, Srisonthon Road,
Amphur Thalang, Phuket 83110, Thailand.
Tel : 00-6676-272 572-4
Fax : 00-6676-273 447



**FACTORY 7**
188, Moo 5, Karnchanawanich Road,
Tambol Samnakkham, Amphur Sadao,
Songkhla, 90320 Thailand.
Tel : 00-6674-410-000 Fax : 00-6674-410 007-8



**FACTORY 8**
53, Zhenbei Road, Xizhang Street, Fenghuang Town
Zhangjiagang City, Jiangsu Province 215614, China.
Tel : 86-512-5842 2860
Fax : 86-512-5842 2870



**FACTORY 10**
Lot 4970, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 1992 / 1905
Fax : 603-3392 8984



**FACTORY 11**
Lot 4967, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 1899 / 3392 5399
Fax : 603-3363 1299



**FACTORY 12**
Lot 4960, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 3375 / 3392 2568
Fax : 603-3392 5200



**FACTORY 13**
Lot 4947, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3393 1288 / 3392 6588
Fax : 603-3393 1993



**FACTORY 14**
Lot 5104, Jalan Teratai, Batu 5, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 3378 / 3433
Fax : 603-3392 3372



**FACTORY 15**
South of Weiwu Road, West of Xihuan Road,
Xinghua Economic Developing District.
225700 Jiang Su Province, China.
Tel : 86-523-8326 8976 / 86-523-8349 5661
Fax : 86-523-8326 8676



**FACTORY 16L**
188 M005, Tambon Pangla, Amphur Sadao,
Songkhla 90170 Thailand.
Tel : 6674-410 888
Fax : 6674-410 886



**FACTORY 17L**
268, M005, Tambon Kampangphet,
Amphur Rattaphum, Songkhla 90180 Thailand.
Tel : 66-74-318 411 / 388 911 / 388 913
Fax : 66-74-318 412-3



**FACTORY 18**
Lot 124 & 126, Jalan Lapan, Kompleks Olak Lempit,
KM 13, Jalan Banting Dengkil, 42700 Banting,
Selangor D.E., Malaysia.
Tel : 603-3149 1998 Fax : 603-3149 3008



**FACTORY 19**
Lot 4987, d/a Jalan Bunga Raya, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 1992
Fax : 603-3392 8410



**FACTORY 20 (By October 2008)**
Lot 4988, d/a Jalan Bunga Raya, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 1992
Fax : 603-3392 8410

AWARDED
ISO 9001

# TOP GLOVE,
# TOP QUALITY,
# TOP EFFICIENT


ALWAYS STAYING AT THE TOP
The World is Our Market
North America
Europe
Middle East
Asia
Latin America
Africa
Oceania
33 Billion
Gloves per annum*
9,200
Employees*
355
Prodution Lines
19 Factories

**TOP GLOVE CORPORATION BERHAD** (474423-X)

** by 31 March 2009*

Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel : 603-3392 1992/1905 Fax : 603-3392 1291/8410
E-mail : top@topglove.com.my / invest@topglove.com.my

**Visit us at our website : www.topglove.com.my**

ompany Name : **TOP GLOVE CORPORATION BHD**
tock Name : TOPGLOV
ate Announced : 30/12/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of icorporation | : United States |
| escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |



etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 24/12/2008 | 32,000 | |
| Disposed | 26/12/2008 | 73,000 | |

| | |
|---|---|
| ircumstances y reason of which hange has occurred | : 105,000 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of iterest | : Direct |
| irect (units) | : 17,467,160 |
| irect (%) | : 5.9322 |
| idirect/deemed interest inits) | : |
| idirect/deemed interest %) | : |
| otal no of securities ifter change | : 17,467,160 |
| ate of notice | : 29/12/2008 |

emarks

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 30/12/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ıddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions :lass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address ıf registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 22/12/2008 | 141,900 | |
| Disposed | 23/12/2008 | 91,300 | |

| | |
|---|---|
| :ircumstances ıy reason of which hange has occurred | : 233,200 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 17,572,160 |
| )irect (%) | : 5.9678 |
| ıdirect/deemed interest units) | : |
| ıdirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 17,572,160 |
| )ate of notice | : 23/12/2008 |

Remarks

**ieneral Announcement**
ieference No **TGC-081015-452AB**

| | |
|---|---|
| :ompany Name | : **TOP GLOVE CORPORATION BHD** |
| itock Name | : TOPGLOV |
| )ate Announced | : 30/12/2008 |

| | |
|---|---|
| 'ype | : Announcement |
| iubject | : TOP GLOVE CORPORATION BHD ("the Company") SCHEDULED DATE FOR RELEASE OF THE 1ST QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 30 NOVEMBER 2008 |
| :ontents | : The Board of Directors wishes to announce that the 1st quarter results of the Company for the financial period ended 30 November 2008 is scheduled to be released to Bursa Malaysia Securities Berhad on Tuesday, 6 January 2009.<br><br>This announcement is dated 30 December 2008. |

\nnouncement Details :

Reference No **TGC-081031-3FEFD**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 24/12/2008 |

| | |
|---|---|
| Type | : Announcement |
| Subject | : TOP GLOVE CORPORATION BERHAD ("the Company" or "Top Glove") - TERMINATION OF THE INVESTIGATION INTO THE INTELLECTUAL PROPERTY INFRINGEMENT OF NITRILE GLOVES AS ALLEGED BY TILLOTSON CORPORATION. |

Contents : Reference is made to our announcement dated 29 August 2008 pertaining to the initial determination finding that Tillotson Corporation's patent for nitrile gloves was held invalid by the United States International Trade Commission ("USITC").

The Company would like to inform that on 22 December 2008 the USITC has reaffirmed the Administrative Law Judge's ("ALJ") initial determination that there were no violation of intellectual property infringement of nitrile gloves as alleged by Tillotson Corporation.

Accordingly, the USITC has terminated the investigations into the said alleged infringement.

This announcement dated 24th day of December 2008.

Announcement Details :

ₜeference No **CS-081222-5013B**

:ompany Name : **TOP GLOVE CORPORATION BHD**
itock Name : TOPGLOV
)ate Announced : 22/12/2008

lame : Matthews International Capital Management, LLC
ddress : 4 Embarcadero Center
Suite 550, San Francisco
California 94111
IRIC/Passport lo/Company No. : CRD 106054
lationality/Country of ıcorporation : United States
)escriptions Class & nominal value) : Ordinary Shares of RM0.50 each
lame & address f registered older : Hong Kong Bank Malaysia Berhad
Securities Dept.
Hong Kong Bldg.
2, Leboh Ampang
50100 Kuala Lumpur

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 18/12/2008 | 36,200 | |
| Disposed | 19/12/2008 | 33,800 | |

:ircumstances y reason of which hange has occurred : 70,000 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds.
lature of ıterest : Direct
)irect (units) : 17,805,360
)irect (%) : 6.047
ndirect/deemed interest units) :
ndirect/deemed interest %) :
Total no of securities after change : 17,805,360
)ate of notice : 19/12/2008

Remarks

**:hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**
:eference No **CS-081222-5013A**

| | |
|---|---|
| :ompany Name | : **TOP GLOVE CORPORATION BHD** |
| :tock Name | : TOPGLOV |
| )ate Announced | : 22/12/2008 |

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ıddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address ıf registered ıolder | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 17/12/2008 | 150,000 | |
| Disposed | 17/12/2008 | 410,000 | |

| | |
|---|---|
| :ircumstances ıy reason of which :hange has occurred | : 150,000 shares purchased and 410,000 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 17,875,360 |
| )irect (%) | : 6.0708 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 17,875,360 |
| )ate of notice | : 17/12/2008 |

Remarks

**;hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**
:eference No **CS-081219-28D07**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 19/12/2008 |

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ,ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions ;lass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 15/12/2008 | 251,300 | |

| | |
|---|---|
| ;ircumstances ıy reason of which hange has occurred | : 251,300 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 18,135,360 |
| )irect (%) | : 6.1591 |
| ıdirect/deemed interest units) | : |
| ıdirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 18,135,360 |
| )ate of notice | : 17/12/2008 |

:emarks

**;hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**

?eference No **CS-081215-87DD8**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 15/12/2008 |

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| \ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address ıf registered ıolder | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 11/12/2008 | 338,700 | |

| | |
|---|---|
| ;ircumstances ıy reason of which ;hange has occurred | : 338,700 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 18,386,660 |
| )irect (%) | : 6.2444 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 18,386,660 |
| )ate of notice | : 12/12/2008 |

?emarks

;ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 12/12/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ıddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address ıf registered ıolder | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 09/12/2008 | 400,000 | |
| Disposed | 09/12/2008 | 291,000 | |
| Acquired | 10/12/2008 | 300,000 | |

| | |
|---|---|
| ;ircumstances ıy reason of which ;hange has occurred | : 700,000 shares purchased and 291,000 shares sold on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 18,725,360 |
| )irect (%) | : 6.3595 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 18,725,360 |
| )ate of notice | : 10/12/2008 |

₹emarks

ℨeference No **CS-081210-71BC4**

ompany Name : **TOP GLOVE CORPORATION BHD**
tock Name : TOPGLOV
ate Announced : 10/12/2008

**nformation Compiled By Bursa Malaysia**

**articulars of Director**

| | |
|---|---|
| lame | : Sekarajasekaran A/L Arasaratnam |
| ddress | : No. 3 Jalan 12/9<br>46200 Petaling Jaya<br>Selangor Darul Ehsan |
| escriptions(Class & ominal value) | : Ordinary Shares of RM0.50 each |

etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 04/12/2008 | 6,800 | |
| Disposed | 05/12/2008 | 24,200 | |

| | |
|---|---|
| ircumstances y reason of which hange has occurred | : Disposal of Shares |
| lature of nterest | : Direct |
| onsideration (if any) | : |

**otal no of securities after change**

| | |
|---|---|
| irect (units) | : 9,633,369 |
| irect (%) | : 3.2717 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| ate of notice | : 10/12/2008 |

emarks
alance of shares: -

irect Interest:
ekarajasekaran A/L Arasaratnam - 9,633,369 shares

he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of ursa Malaysia Securities Berhad.

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 09/12/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ıddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions :lass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 03/12/2008 | 110,200 | |
| Acquired | 04/12/2008 | 40,000 | |
| Disposed | 04/12/2008 | 44,800 | |
| Acquired | 05/12/2008 | 32,000 | |
| Disposed | 05/12/2008 | 79,000 | |

| | |
|---|---|
| :ircumstances ıy reason of which hange has occurred | : 234,000 shares sold and 72,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 18,316,360 |
| )irect (%) | : 6.2206 |
| ıdirect/deemed interest units) | : |
| ıdirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 18,316,360 |
| )ate of notice | : 05/12/2008 |

Remarks

**.isting Circular**

**.ISTING'S CIRCULAR NO. L/Q : 52130 OF 2008**

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 01/12/2008

;ubject : TOPGLOV - NOTICE OF BOOK CLOSURE

:ontents : **Single Tier Final Dividend of 12%.**

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted [ "Ex - Dividend" ] as from : [ 13 February 2009 ]

2) The last date of lodgement : [ 17 February 2009 ]

3) Date Payable : [ 16 March 2009 ]

**hanges in Director's Interest Pursuant to Section 135 of the Companies Act. 1965**
eference No **CS-081127-415C9**
ompany Name : **TOP GLOVE CORPORATION BHD**
tock Name : TOPGLOV
ate Announced : 27/11/2008

**nformation Compiled By Bursa Malaysia**

**articulars of Director**
lame : Lee Kim Meow
ddress : 49, Jalan SS 2/19
47300 Petaling Jaya
Selangor Darul Ehsan
escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 25/11/2008 | 100,000 | |

ircumstances y reason of which hange has occurred : Disposal of shares
lature of nterest : Direct
onsideration (if any) :
**otal no of securities after change**
irect (units) : 619,816
irect (%) : 0.2105
ndirect/deemed interest units) : 5,000
ndirect/deemed interest %) : 0.0017
ate of notice : 27/11/2008

emarks
alance of shares: -

irect Interest:
ee Kim Meow: 619,816; #ESOS Options: 126,000

ndirect Interest:
Deemed interested through his wife, Chung Lee Moy (5,000)

lote: # Balance of ESOS Options granted but yet to be exercised

The aforesaid announcement is also made pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

**:ntitlements (Notice of Book Closure)**
:eference No **CS-081127-415C8**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 27/11/2008 |

| | |
|---|---|
| :X-date | : 13/02/2009 |
| :ntitlement date | : 17/02/2009 |
| :ntitlement time | : 04:00:00 PM |
| :ntitlement subject | : Final Dividend |
| :ntitlement description | : Single Tier Final Dividend of 12% |
| 'eriod of interest ayment | : to |
| 'inancial Year End | : 31/08/2008 |
| ;hare transfer book & egister of members will e | : to closed from (both dates inclusive) for the purpose of determining the entitlements |
| Registrar's ame ,address, elephone no | : Securities Services (Holdings) Sdn. Bhd.<br>Level 7, Menara Milenium<br>Jalan Damanlela<br>Pusat Bandar Damansara<br>Damansara Heights<br>50490 Kuala Lumpur<br>Tel No.: 03-2084 9000 |
| 'ayment date | : 16/03/2009 |
| ı. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers | : 17/02/2009 |
| ). Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit | : |
| :. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange. | : |
| Number of new ;hares/securities issued units) (If applicable) | : |
| Entitlement indicator | : Percentage |
| Entitlement in percentage (%) | : 12 |

Remarks :

**:hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**

ㄹeference No **CS-081126-6569C**

| | |
|---|---|
| :ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 26/11/2008 |

| | |
|---|---|
| ꟾame | : Matthews International Capital Management, LLC |
| ꜜddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| ꟾRIC/Passport ꟾo/Company No. | : CRD 106054 |
| ꟾationality/Country of ıcorporation | : United States |
| )escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| ꟾame & address ıf registered ıolder | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 21/11/2008 | 29,500 | |
| Disposed | 24/11/2008 | 148,700 | |
| Disposed | 25/11/2008 | 321,800 | |

| | |
|---|---|
| :ircumstances ıy reason of which :hange has occurred | : 500,000 shares sold on open market for investment purposes only by Matthews, on behalf of Matthews International Funds. |
| ꟾature of ıterest | : Direct |
| )irect (units) | : 18,478,360 |
| )irect (%) | : 6.2756 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 18,478,360 |
| )ate of notice | : 25/11/2008 |

ㄹemarks

**ieneral Announcement**
ℷeference No **CS-081126-2FAD3**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 26/11/2008 |

ᒧ ℜ FEB 25 P 2: 3

| | |
|---|---|
| 'ype | : Announcement |
| ;ubject | : TOP GLOVE CORPORATION BERHAD ("TOP GLOVE") -Notice of Tenth Annual General Meeting |

;ontents :

We act for and on behalf of TOP GLOVE.

We, on behalf of TOP GLOVE, wish to inform that the Tenth Annual General Meeting of TOP GLOVE is scheduled to be at Sime Darby Convention Centre, Bayan, Casuarina & Dillenia Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Tuesday, 13 January 2009 at 11:30 a.m. We are pleased to attach herewith the Notice of the aforesaid Meeting for your attention.

This announcement is dated 26 November 2008.

ıttachments : Top Glove - Notice of Annual General Meeting.pdf

**;hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**

:eference No **CS-081119-1BEC8**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 19/11/2008 |

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ıddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address ıf registered older | : HSBC Bank Malaysia Berhad<br>3rd Floor, Custody & Clearing Dept.<br>HSBC Bldg. 2<br>Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 18/11/2008 | 424,100 | |

| | |
|---|---|
| ;ircumstances ıy reason of which ;hange has occurred | : 424,100 shares sold on open market for investment purposes only by Matthews, on behalf of Liberty Mutual Insurance Co. and Liberty Mutual Fire Insurance Co. |
| lature of ıterest | : Direct |
| )irect (units) | : 18,978,360 |
| )irect (%) | : 6.4454 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 18,978,360 |
| )ate of notice | : 18/11/2008 |

:emarks

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 14/11/2008

RECEIVED
2009 FEB 25 P 2:23

**Information Compiled By Bursa Malaysia**

**Particulars of Director**

Name : Tan Sri Datuk (Dr.) Arshad Bin Ayub
Address : 25, Jalan Permata 7/1
40000 Shah Alam
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 06/11/2008 | 10,000 | |

Circumstances by reason of which change has occurred : Acquisition of Shares
Nature of interest : Direct
Consideration (if any) :

**Total no of securities after change**

Direct (units) : 1,650,000
Direct (%) : 0.56
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : 11/11/2008

Remarks
Balance of shares: -

Direct Interest:
Tan Sri Datuk (Dr.) Arshad Bin Ayub - 1,650,000 shares

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

ompany Name : **TOP GLOVE CORPORATION BHD**
tock Name : TOPGLOV
ate Announced : 13/11/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of icorporation | : United States |
| escriptions Class & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 12/11/2008 | 150,000 | |

| | |
|---|---|
| ircumstances y reason of which hange has occurred | : 150,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of iterest | : Direct |
| irect (units) | : 19,402,460 |
| irect (%) | : 6.5894 |
| idirect/deemed interest inits) | : |
| idirect/deemed interest %) | : |
| otal no of securities fter change | : 19,402,460 |
| ate of notice | : 12/11/2008 |

Remarks

eference No **CS-081112-20A2D**
:ompany Name : **TOP GLOVE CORPORATION BHD**
:tock Name : TOPGLOV
)ate Announced : 12/11/2008

## ıformation Compiled By Bursa Malaysia

**'articulars of Director**

ıame : Sekarajasekaran A/L Arasaratnam
ıddress : No. 3 Jalan 12/9
46200 Petaling Jaya
Selangor Darul Ehsan
)escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 30/10/2008 | 16,600 | |
| Disposed | 31/10/2008 | 16,700 | |
| Disposed | 03/11/2008 | 16,700 | |
| Disposed | 05/11/2008 | 95,000 | |

:ircumstances ıy reason of which hange has occurred : Disposal of Shares
ıature of ıterest : Direct
:onsideration (if any) :

**'otal no of securities after change**

)irect (units) : 9,664,369
)irect (%) : 3.28
ıdirect/deemed interest units) :
ndirect/deemed interest %) :
)ate of notice : 11/11/2008

ʀemarks
3alance of shares: -

)irect Interest:
ʃekarajasekaran A/L Arasaratnam - 9,664,369 shares

ʃhe above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of 3ursa Malaysia Securities Berhad.

Reference No **CS-081106-2CB74**
:ompany Name : **TOP GLOVE CORPORATION BHD**
itock Name : TOPGLOV
)ate Announced : 06/11/2008

**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**
lame : Tan Sri Datuk (Dr.) Arshad Bin Ayub
ıddress : 25, Jalan Permata 7/1
40000 Shah Alam
Selangor Darul Ehsan
)escriptions(Class & ıominal value) : Ordinary Shares of RM0.50 each

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 23/10/2008 | 10,000 | |

:ircumstances ıy reason of which :hange has occurred : Acquisition of Shares
lature of ıterest : Direct
:onsideration (if any) :
**'otal no of securities after change**
)irect (units) : 1,640,000
)irect (%) : 0.557
ndirect/deemed interest units) :
ndirect/deemed interest %) :
)ate of notice : 24/10/2008

Remarks
3alance of shares: -

)irect Interest:
Ƭan Sri Datuk (Dr.) Arshad Bin Ayub - 1,640,000 shares

Ƭhe above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of 3ursa Malaysia Securities Berhad.

:ompany Name : **TOP GLOVE CORPORATION BHD**
:tock Name : TOPGLOV
)ate Announced : 04/11/2008

**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**
lame : Sekarajasekaran A/L Arasaratnam
ddress : No. 3 Jalan 12/9
46200 Petaling Jaya
Selangor Darul Ehsan
)escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Disposed | 23/10/2008 | 15,800 | |
| Disposed | 24/10/2008 | 10,000 | |
| Disposed | 28/10/2008 | 30,000 | |
| Disposed | 29/10/2008 | 26,500 | |

:ircumstances y reason of which hange has occurred : Disposal of Shares
lature of ıterest : Direct
:onsideration (if any) :
**'otal no of securities after change**
)irect (units) : 9,809,369
)irect (%) : 3.33
ıdirect/deemed interest :
ınits)
ıdirect/deemed interest :
%)
)ate of notice : 03/11/2008

:emarks
:alance of shares: -

)irect Interest:
:ekarajasekaran A/L Arasaratnam - 9,809,369 shares

'he above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of
3ursa Malaysia Securities Berhad.

**ieneral Announcement**
:eference No **TGC-081031-30653**

:ompany Name : **TOP GLOVE CORPORATION BHD**
tock Name : TOPGLOV
ate Announced : 31/10/2008

ype : Announcement
ubject : TOP GLOVE CORPORATION BERHAD ("the Company" or "Top Glove") Article Entitled - Top Glove targets 15%-20% higher net profit in FY09

:ontents : Reference is made to the above-mentioned article appearing in Financial Dialy, page 7 on Friday, 31 October 2008 and in particular, the following statements in the reported article:

"Top Glove Corporation Bhd... expects a slower profit growth of between 15% and 20% for its fiscal year ending Aug 31, 2009." and "Lim said it was targeting a 20% revenue growth in FY09".

The Company would like to inform that the targeted profit growth and the revenue for financial year 2009 are based on the Company's historical group sales and net profit of the past seven (7) years average growth rate.

Append hereunder an extract of the Company's historical group sales and net profit record computed based on the audited accounts from the financial years ended 2001 to 2007 and the unaudited accounts for the financial year ended 31 August 2008.

Based on the table below, the Company's average sales and net profit growth rate was 39.77% and 33.01% respectively. Therefore, based on this computation coupled with the current operating environment, the Company is targeting the profit growth of between 15% and 20% and revenue growth of 20% in financial year 2009.

The Company will continue to put in more effort in the commissioning of new factories and production lines, deploying various marketing and business strategies to achieve both the revenue and net profit targets.

The projected figures mentioned in the above paragraph have not been reviewed by any external auditors.

This announcement is dated 31 October 2008.

ınnouncement Details :

**listorical Group Sales and Net Profits extracted from the Audited Accounts for the financial year ended 31 ıugust 2001 to 2007 and the Unaudited Accounts for the financial year ended 31 August 2008**

| Financial year | Sales Achieved (RM'000) | Growth Rate (%) | Net Profit Achieved (RM'000) | Growth Rate (%) |
|---|---|---|---|---|
| 2001 | 138,862 | N/A | 15,901 | N/A |
| 2002 | 180,202 | 29.77 | 18,059 | 13.57 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

;eference No **CS2-081024-1A0AD**
:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 24/10/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ιddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| )escriptions Ͻlass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address ·f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 22/10/2008 | 150,000 | |

| | |
|---|---|
| :ircumstances y reason of which hange has occurred | : 150,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| )irect (units) | : 19,252,460 |
| )irect (%) | : 6.5385 |
| ıdirect/deemed interest units) | : |
| ıdirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 19,252,460 |
| )ate of notice | : 22/10/2008 |

Remarks

:eference No **TGC-081015-E6C81**

| | |
|---|---|
| ompany Name | : **TOP GLOVE CORPORATION BHD** |
| tock Name | : TOPGLOV |
| ate Announced | : 22/10/2008 |

| | |
|---|---|
| ype | : Announcement |
| ubject | : Top Glove Corporation Bhd ("the Company"or "Top Glove") - Final Dividend for the financial year ended 31 August 2008 |
| ontents | : The Company wishes to inform that the Board of Directors of Top Glove had resolved to recommend a Single Tier Final Dividend of 12% for the financial year ended 31 August 2008, subject to the approval of the shareholders at the forthcoming Tenth Annual General Meeting of Top Glove. |

The Entitlement Date and Date of Payment in respect of the aforesaid final dividend will be determined and announced by Top Glove in due course.

This Anouncement is dated 22 October 2008.

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 20/10/2008

| | |
|---|---|
| lame | : The Overlook Partners Fund LP |
| ıddress | : c/o Overlook Investments Limited<br>1702 Dina House<br>11 Duddell Street<br>Central, Hong Kong |
| IRIC/Passport lo/Company No. | : - |
| lationality/Country of ıcorporation | : Cayman Islands |
| )escriptions :lass & nominal value) | : Ordinary shares of RM0.50 each |
| lame & address ·f registered older | : HSBC Bank Malaysia Bhd<br>2 Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 14/10/2008 | 220,000 | |

| | |
|---|---|
| :ircumstances ıy reason of which ·hange has occurred | : Purchase |
| lature of ıterest | : Direct Interest |
| )irect (units) | : 22,737,680 |
| )irect (%) | : 7.72 |
| ıdirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ıfter change | : 22,737,680 |
| )ate of notice | : 17/10/2008 |

₹emarks

**:hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**
:eference No **CS-081013-48A69**

| | |
|---|---|
| :ompany Name | : **TOP GLOVE CORPORATION BHD** |
| :tock Name | : TOPGLOV |
| )ate Announced | : 13/10/2008 |

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ,ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ncorporation | : United States |
| )escriptions :lass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 07/10/2008 | 250,000 | |

| | |
|---|---|
| :ircumstances y reason of which hange has occurred | : 250,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of nterest | : Direct |
| )irect (units) | : 19,102,460 |
| )irect (%) | : 6.4875 |
| ndirect/deemed interest :nits) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities fter change | : 19,102,460 |
| )ate of notice | : 07/10/2008 |

:emarks

:eference No **CS-081009-26CF9**

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 09/10/2008

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ncorporation | : United States |
| )escriptions :lass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 23/09/2008 | 51,200 | |

| | |
|---|---|
| :ircumstances y reason of which hange has occurred | : 51,200 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of nterest | : Direct |
| )irect (units) | : 18,852,460 |
| )irect (%) | : 6.4026 |
| ndirect/deemed interest units) | : |
| ndirect/deemed interest %) | : |
| 'otal no of securities ifter change | : 18,852,460 |
| )ate of notice | : 23/09/2008 |

Remarks

**:hanges in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965**

:eference No **CS-080923-442AD**

| | |
|---|---|
| :ompany Name | : **TOP GLOVE CORPORATION BHD** |
| tock Name | : TOPGLOV |
| ›ate Announced | : 23/09/2008 |

| | |
|---|---|
| lame | : Matthews International Capital Management, LLC |
| .ddress | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| IRIC/Passport lo/Company No. | : CRD 106054 |
| lationality/Country of ıcorporation | : United States |
| ›escriptions :lass & nominal value) | : Ordinary Shares of RM0.50 each |
| lame & address f registered older | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

›etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 22/09/2008 | 47,000 | |

| | |
|---|---|
| :ircumstances y reason of which hange has occurred | : 47,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds. |
| lature of ıterest | : Direct |
| ›irect (units) | : 18,801,260 |
| ›irect (%) | : 6.3853 |
| ıdirect/deemed interest units) | : |
| ıdirect/deemed interest %) | : |
| ˈotal no of securities ıfter change | : 18,801,260 |
| ›ate of notice | : 22/09/2008 |

ƨemarks

ɩeference No **CS-080918-520BA**
:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 18/09/2008

**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**

| | |
|---|---|
| lame | : Lee Kim Meow |
| ıddress | : 49, Jalan SS 2/19<br>47300 Petaling Jaya<br>Selangor Darul Ehsan |
| )escriptions(Class & ominal value) | : Ordinary Shares of RM0.50 each |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Others | 15/09/2008 | 126,000 | 4.010 |

| | |
|---|---|
| )escription of other /pe of transaction | : ESOS granted at the exercise price of RM4.01 per share based on the 5-day weighted average market price on 5 September 2008 without discount given. |
| :ircumstances ıy reason of which :hange has occurred | : ESOS granted |
| lature of ıterest | : Direct |
| :onsideration (if any) | : |

**'otal no of securities after change**

| | |
|---|---|
| )irect (units) | : 126,000 |
| )irect (%) | : 0.04 |
| ndirect/deemed interest units) | : 0 |
| ndirect/deemed interest %) | : 0 |
| )ate of notice | : 15/09/2008 |

₹emarks
The aforesaid total no. of securities after change is total ESOS Options granted but yet to be exercised.

3alance of shares: -

)irect Interest:
.ee Kim Meow: 719,816; #ESOS Options: 126,000

ndirect Interest:
· Deemed interested through his wife, Chung Lee Moy (5,000)

Vote: # Balance of ESOS Options granted but yet to be exercised

The aforesaid announcement is also made pursuant to Paragraph 14.09 of the Listing Requirements of 3ursa Malaysia Securities Berhad.

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 18/09/2008

**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**

| | |
|---|---|
| lame | : Puan Sri Tong Siew Bee |
| ıddress | : No. 33, Jalan TR 8/3<br>Tropicana Golf & Country Resort<br>47410 Petaling Jaya<br>Selangor Darul Ehsan |
| )escriptions(Class & ominal value) | : Ordinary Shares of RM0.50 each |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Others | 05/09/2008 | 52,800 | 4.010 |
| Others | 05/09/2008 | 210,000 | 4.010 |
| Others | 05/09/2008 | 67,200 | 4.010 |
| Others | 05/09/2008 | 21,600 | 4.010 |

| | |
|---|---|
| )escription of other /pe of transaction | : ESOS granted at the exercise price of RM4.01 per share based on the 5-day weighted average market price on 5 September 2008 without discount given. |
| :ircumstances ıy reason of which hange has occurred | : - 52,800 ESOS granted to Puan Sri Tong Siew Bee<br>- 210,000 ESOS granted to Tan Sri Dr. Lim Wee Chai (deemed interested by virtue of her husband)<br>- 67,200 ESOS granted to Mr. Lim Hooi Sin (deemed interested by virtue of her brother-in-law)<br>- 21,600 ESOS granted to Ms. Lim Quee Choo (deemed interested by virtue of her sister-in-law) |
| lature of ıterest | : Direct and Indirect |
| :onsideration (if any) | : |

**'otal no of securities after change**

| | |
|---|---|
| )irect (units) | : 52,800 |
| )irect (%) | : 0.02 |
| ndirect/deemed interest units) | : 298,800 |
| ndirect/deemed interest %) | : 0.1 |
| )ate of notice | : 15/09/2008 |

Remarks
The aforesaid total no. of securities after change is total ESOS Option granted but yet to be exercised.

3alance of shares
)irect intérest: 4,597,874; #ESOS Options 52,800

ndirect interest:
· Deemed interested through her husband, Tan Sri Dr. Lim Wee Chai (87,242,900; #ESOS Options: 210,000)
· Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (7,155,181; #ESOS Options: 67,200)
· Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,983,869; #ESOS Options: 21,600)
· Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

;ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 18/09/2008



**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**

lame : Lim Hooi Sin
ıddress : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
)escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Others | 05/09/2008 | 67,200 | 4.010 |
| Others | 05/09/2008 | 210,000 | 4.010 |
| Others | 05/09/2008 | 52,800 | 4.010 |
| Others | 05/09/2008 | 21,600 | 4.010 |

)escription of other /pe of transaction : ESOS granted at the exercise price of RM4.01 per share based on the 5-day weighted average market price on 5 September 2008 without discount given.
;ircumstances y reason of which hange has occurred : - 67,200 ESOS granted to Mr. Lim Hooi Sin
- 210,000 ESOS granted to Tan Sri Dr. Lim Wee Chai (deemed interested by virtue of his brother)
- 52,800 ESOS granted to Puan Sri Tong Siew Bee (deemed interested by virtue of his sister-in-law)
- 21,600 ESOS granted to Ms. Lim Quee Choo (deemed interested by virtue of his sister)
lature of ıterest : Direct and Indirect
;onsideration (if any) :

**'otal no of securities after change**

)irect (units) : 67,200
)irect (%) : 0.02
ndirect/deemed interest units) : 284,400
ndirect/deemed interest %) : 0.1
)ate of notice : 15/09/2008

₹emarks
The aforesaid total no. of securities after change is total ESOS Option granted but yet to be exercised.

3alance of shares
)irect interest: 7,155,181; #ESOS Options 67,200

ndirect interest:
- Deemed interested through his brother, Tan Sri Dr. Lim Wee Chai (87,242,900; #ESOS Options: 210,000)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 52,800)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869; #ESOS Options: 21,600)

:ompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 18/09/2008

**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**

| | |
|---|---|
| lame | : Lim Cheong Guan |
| .ddress | : 29, Jalan Anggerik Vanilla 31/98J<br>Canal Gardens<br>Kota Kemuning<br>40460 Shah Alam<br>Selangor Darul Ehsan |
| )escriptions(Class & ominal value) | : Ordinary Shares of RM0.50 each |

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Others | 15/09/2008 | 58,500 | 4.010 |

| | |
|---|---|
| )escription of other /pe of transaction | : ESOS granted at the exercise price of RM4.01 per share based on the 5-day weighted average market price on 5 September 2008 without discount given. |
| :ircumstances y reason of which hange has occurred | : ESOS granted |
| lature of ıterest | : Direct |
| :onsideration (if any) | : |

**'otal no of securities after change**

| | |
|---|---|
| )irect (units) | : 58,500 |
| )irect (%) | : 0.02 |
| ıdirect/deemed interest units) | : 0 |
| ıdirect/deemed interest %) | : 0 |
| )ate of notice | : 15/09/2008 |

Remarks
'he aforesaid total no. of securities after change is total ESOS Options granted but yet to be exercised.

3alance of shares: -

)irect Interest: 14,000; # ESOS Options:58,500

Note: # Balance of ESOS Options granted but yet to be exercised

The aforesaid announcement is also made to pursuant to Paragraph 14.09 of the Listing Requirements of 3ursa Malaysia Securities Berhad.

:ompany Name : **TOP GLOVE CORPORATION BHD**
:tock Name : TOPGLOV
)ate Announced : 18/09/2008

**ıformation Compiled By Bursa Malaysia**

**'articulars of Director**
lame : Tan Sri Dr. Lim Wee Chai
.ddress : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
)escriptions(Class & ominal value) : Ordinary Shares of RM0.50 each

)etails of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Others | 15/09/2008 | 210,000 | 4.010 |
| Others | 15/09/2008 | 52,800 | 4.010 |
| Others | 15/09/2008 | 67,200 | 4.010 |
| Others | 15/09/2008 | 21,600 | 4.010 |

)escription of other /pe of transaction : ESOS granted at the exercise price of RM4.01 per share based on the 5-day weighted average market price on 5 September 2008 without discount given.
:ircumstances y reason of which hange has occurred : - 210,000 ESOS granted to Tan Sri Dr. Lim Wee Chai
- 52,800 ESOS granted to Puan Sri Tong Siew Bee (deemed interested by virtue of his wife)
- 67,200 ESOS granted to Mr. Lim Hooi Sin (deemed interested by virtue of his brother)
- 21,600 ESOS granted to Ms. Lim Quee Choo (deemed interested by virtue of his sister)
lature of ıterest : Direct and Indirect
:onsideration (if any) :
**'otal no of securities after change**
)irect (units) : 210,000
)irect (%) : 0.07
ndirect/deemed interest units) : 141,600
ndirect/deemed interest %) : 0.05
)ate of notice : 15/09/2008

₹emarks
'he aforesaid total no. of securities after change is total ESOS Option granted but yet to be exercised.

3alance of shares
)irect interest: 87,242,900; #ESOS Options 210,000

ndirect Interest:
Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options 52,800)
Deemed interested through his brother, Mr. Lim Hooi Sin (7,155,181; #ESOS Options 67,200)
Deemed interested through his sister, Ms. Lim Quee Choo (2,983,869; #ESOS Options 21,600)
Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Reference No **TGC-080702-E47EF**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 22/10/2008 |
| 'inancial Year End | : 31/08/2008 |
| )uarter | : 4 |
| )uarterly report for the nancial period ended | : 31/08/2008 |
| 'he figures | : have not been audited |

;onverted attachment :

'lease attach the full Quarterly Report here:
›TopGlove FY08 financial.pdf
›TopGlove FY08 notes.pdf
›Top Glove FY08 - Press Statement.pdf

;emark:

## SUMMARY OF KEY FINANCIAL INFORMATION
## 31/08/2008

| | INDIVIDUAL PERIOD | | CUMULATIVE PERIOD | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE | PRECEDING YEAR CORRESPONDING PERIOD |
| | 31/08/2008 | 31/08/2007 | 31/08/2008 | 31/08/2007 |
| | **RM'000** | **RM'000** | **RM'000** | **RM'000** |
| **Revenue** | 360,799 | 307,563 | 1,374,196 | 1,228,778 |
| **Profit/(loss) before tax** | 38,285 | 31,253 | 134,626 | 118,644 |
| **Profit/(loss) for the period** | 24,907 | 12,550 | 108,102 | 88,652 |
| **Profit/(loss) attributable to ordinary equity holders of the parent** | 25,108 | 13,445 | 110,064 | 89,560 |
| **Basic earnings/(loss) per share (sen)** | 8.53 | 4.48 | 37.18 | 31.20 |
| **Proposed/Declared dividend per share (sen)** | 6.00 | 5.22 | 11.00 | 9.22 |

| | AS AT END OF CURRENT QUARTER | AS AT PRECEDING FINANCIAL YEAR END |
|---|---|---|
| **Net assets per share attributable to ordinary equity holders of the parent (RM)** | 2.2830 | 2.1330 |

Iote: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

AWARDED ISO 9001

# TOP GLOVE CORPORATION BHD.

(Company No 474423-X)
Public Listed Company on Bursa Malaysia Main Board
The World's Largest Rubber Glove Manufacturer
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

ENTREPRENEUR OF THE YEAR MALAYSIA 2004 BY ERNST & YOUNG
Enterprise 1990 to 2007 Celebrating Malaysia's Enterprising Spirit

## CONDENSED CONSOLIDATED INCOME STATEMENT
## FOR THE FOURTH QUARTER ENDED 31 AUG 2008

| | Current Quarter Ended (Unaudited) | Corresponding Quarter Ended | Cumulative Year To Date (Unaudited) | Corresponding Year To Date |
|---|---|---|---|---|
| | 31-Aug-2008 | 31-Aug-2007 | 31-Aug-2008 | 31-Aug-2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Revenue | 360,799 | 307,563 | 1,374,196 | 1,228,778 |
| Operating Expenses | (322,745) | (277,770) | (1,239,332) | (1,105,369) |
| Other Operating Income | 2,437 | 4,707 | 8,971 | 8,879 |
| **Profit From Operations** | **40,491** | **34,500** | **143,835** | **132,288** |
| Finance Costs | (2,461) | (3,142) | (10,118) | (13,525) |
| Share of profit from associate | 255 | (105) | 909 | (119) |
| **Profit Before Taxation** | **38,285** | **31,253** | **134,626** | **118,644** |
| Taxation | (13,378) | (18,703) | (26,524) | (29,992) |
| **Profit For The Year** | **24,907** | **12,550** | **108,102** | **88,652** |
| **Profit Attributable to :** | | | | |
| Equity Shareholder of the Company | 25,108 | 13,445 | 110,064 | 89,560 |
| Minority Interest | (201) | (895) | (1,962) | (908) |
| | 24,907 | 12,550 | 108,102 | 88,652 |
| **Earnings Per Share (sen)** | | | | |
| **Basic** | **8.53** | **4.48** | **37.18** | **31.20** |
| **Diluted** | **-** | **4.47** | **-** | **31.13** |

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

**(Some of the comparative figures has been restated with the adoption of FRS112 in the current financial year)**

## TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED BALANCE SHEET**
**AS AT 31 AUG 2008**

| | Unaudited as at 31-Aug-2008 RM'000 | Audited (Restated) as at 31-Aug-2007 RM'000 |
|---|---|---|
| **ASSETS** | | |
| **Non-Current Assets** | | |
| Property, Plant and Equipment | 559,434 | 548,035 |
| Prepaid Land Lease Payment | 11,928 | 9,588 |
| Investment in Associates | 10,486 | 8,737 |
| Other Investment | 145 | 145 |
| Goodwill on Consolidation | 20,113 | 21,078 |
| | 602,106 | 587,583 |
| **Current Assets** | | |
| Inventories | 157,766 | 121,256 |
| Trade Receivables | 217,666 | 168,764 |
| Other Receivables and Deposits | 14,960 | 10,441 |
| Cash and Bank Balances | 121,545 | 165,584 |
| | 511,937 | 466,045 |
| **Total Assets** | 1,114,043 | 1,053,628 |
| **EQUITY AND LIABILITIES** | | |
| **Equity Attributable to Equity Holders of the Company** | | |
| Share Capital | 150,532 | 150,238 |
| Share premium | 230,194 | 228,811 |
| Treasury shares | (38,427) | - |
| Retained profit | 317,099 | 235,812 |
| Foreign exchange reserves | 6,532 | 2,738 |
| Others | 1,388 | 1,933 |
| | 667,318 | 619,532 |
| **Minority Interest** | 19,920 | 21,447 |
| **Total Equity** | 687,238 | 640,979 |
| **Non-Current Liabilities** | | |
| Long Term Borrowings | 101,625 | 128,467 |
| Deferred Taxation | 30,047 | 26,968 |
| | 131,672 | 155,435 |
| **Current Liabilities** | | |
| Trade Payables | 116,659 | 104,092 |
| Other Payables and Accruals | 75,374 | 76,764 |
| Short Term Borrowings | 85,362 | 63,726 |
| Dividend Payable | 14,722 | 12,013 |
| Tax Payable | 3,016 | 619 |
| | 295,133 | 257,214 |
| **Total Liabilities** | 426,805 | 412,649 |
| **Total Equity and Liabilities** | 1,114,043 | 1,053,628 |
| Net Tangible Assets per share (RM) | 2.216 | 2.063 |
| Net Assets per share (RM) | 2.283 | 2.133 |

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

**(Some of the comparative figures has been restated with the adoption of FRS112 in the current financial year)**

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 AUG 2008

| | Attributable to Equity Holders of the Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Non distributable | | | | | Distributable | | Minority Interest | Total Equity |
| | Share Capital | Share Premium | Treasury Shares | Foreign Exchange Reserve | Others | Retained Profits | Total | | |
| | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 |
| **12 Months Ended 31 Aug 2008** | | | | | | | | | |
| Balance as at 01 September 2007 | 150,238 | 228,811 | - | 2,738 | 1,933 | 231,971 | 615,691 | 21,447 | 637,138 |
| Prior year adjustment | - | - | - | - | - | 3,841 | 3,841 | - | 3,841 |
| Balance as at 01 September 2007 (restated) | 150,238 | 228,811 | - | 2,738 | 1,933 | 235,812 | 619,532 | 21,447 | 640,979 |
| Movement during the period (cumulative) | - | - | - | - | (545) | 1,366 | 821 | - | 821 |
| Profit for the period | - | - | - | - | - | 110,064 | 110,064 | (1,962) | 108,102 |
| Exchange fluctuation reserve | - | - | - | 3,794 | - | - | 3,794 | 435 | 4,229 |
| Treasury shares | - | - | (38,427) | - | - | - | (38,427) | - | (38,427) |
| ESOS share subscription during the year | 294 | 1,383 | - | - | - | - | 1,677 | - | 1,677 |
| Dividend | | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | - | (8,864) | (8,864) | - | (8,864) |
| - Final dividend 6% (less 26% tax) | - | - | - | - | - | (6,557) | (6,557) | - | (6,557) |
| - First interim Dividend 10% (tax exempt) | | | | | | (14,722) | (14,722) | - | (14,722) |
| Balance as at 31 Aug 2008 | 150,532 | 230,194 | (38,427) | 6,532 | 1,388 | 317,099 | 667,318 | 19,920 | 687,238 |
| **12 Months Ended 31 Aug 2007** | | | | | | | | | |
| Balance as at 01 September 2006 | 96,143 | 22,054 | - | 2,040 | 1,694 | 160,175 | 282,106 | 2,003 | 284,109 |
| Prior year adjustment | - | - | - | - | - | 18,076 | 18,076 | - | 18,076 |
| Balance as at 01 September 2006 (restated) | 96,143 | 22,054 | - | 2,040 | 1,694 | 178,251 | 300,182 | 2,003 | 302,185 |
| Movement during the period (cumulative) | - | - | - | 698 | 545 | 237 | 1,480 | 20,352 | 21,832 |
| Profit for the year | - | - | - | - | - | 89,560 | 89,560 | (908) | 88,652 |
| Amount transfer from legal reserves | - | - | - | - | (306) | 306 | - | - | - |
| Bonus shares issue | 38,883 | (32,800) | - | - | - | (6,083) | - | - | - |
| Issue of shares | 13,609 | 225,909 | - | - | - | - | 239,518 | - | 239,518 |
| ESOS share subscription during the year | 1,603 | 13,648 | - | - | - | - | 15,251 | - | 15,251 |
| Dividend | | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | - | (8,982) | (8,982) | - | (8,982) |
| - Final dividend 5% (less 27% tax) | - | - | - | - | - | (5,464) | (5,464) | - | (5,464) |
| - First interim Dividend 8% (tax exempt) | - | - | - | - | - | (12,013) | (12,013) | - | (12,013) |
| Balance as at 31 Aug 2007 | 150,238 | 228,811 | - | 2,738 | 1,933 | 235,812 | 619,532 | 21,447 | 640,979 |



The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE FOURTH QUARTER ENDED 31 AUGUST 2008**

| | Current Year To Date Ended 31-Aug-2008 (Unaudited) RM'000 | Corresponding Year To Date Ended 31-Aug-2007 (Audited) RM'000 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Profit before taxation | 134,626 | 118,644 |
| Other adjustment | 52,267 | 41,225 |
| **Operating profit before changes in working capital** | 186,893 | 159,869 |
| | | |
| **Changes in working capital** | | |
| Net change in current assets | (89,931) | (21,719) |
| Net change in current liabilities | 16,352 | (16,218) |
| Cash flows from operating activities | 113,314 | 121,932 |
| Tax paid | (21,048) | (13,822) |
| **Net cash flows from operating activities** | 92,266 | 108,110 |
| | | |
| **Cash flows from investing activities** | | |
| Investment in subsidiary | - | (16,143) |
| Purchase of property, plant and equipment | (66,914) | (104,911) |
| | 25,352 | (12,944) |
| **Cash flows from financing activities** | | |
| Dividend paid | (27,435) | (21,190) |
| Increase in share capital | 1,677 | 254,769 |
| Purchase of shares | (38,427) | - |
| Repayment of borrowings | (5,094) | (115,093) |
| **Net change in cash and cash equivalents** | (43,927) | 105,542 |
| | | |
| **Cash and cash equivalents at beginning of year** | 164,397 | 58,757 |
| **Effects of foreign exchange rate changes** | - | 98 |
| | | |
| **Cash and cash equivalents at end of period** | 120,470 | 164,397 |
| | | |
| **Breakdown of cash and cash equivalents at end of period** | | |
| Bank and cash balances | 121,545 | 165,584 |
| Bank overdraft | (1,075) | (1,187) |
| | 120,470 | 164,397 |

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my
E-mails : (i) invest@topglove.com.my (ii) top@topglove.com.my

AWARDED ISO 9001

# NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE FOURTH QUARTER ENDED 31 AUGUST 2008

**1. Basis of Preparation**

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of Bursa Securities.

The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2007. The explanatory notes attached to the interim financial statements provide an explanation of events and transaction that are significant to the understanding of the changes in the financial position and performance of the Group since the financial year ended 31 August 2007

**Changes in Accounting Policies**

The significant accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 August 2007 except for the adoption of the following new and revised FRSs :-

(a) FRS 117 Leases

FRS 117 requires if leasehold land for own use to be classified as operating lease and where necessary minimum lease payments or the up-front payments made are allocated between the land and the building elements in proportion to the relative fair values for leasehold interests in the land element and building element of the lease at the inception of the lease. The up-front payment represents prepaid lease payments and are amortised on a straight–line basis over the lease term.

The reclassification of leasehold land as prepaid lease payments has been accounted for retrospectively and the comparative figure has been restated. The effects on the comparative figure stated as below :-

| | As previously Reported (RM'000) | Effect of adoption of FRS117 (RM'000) | As restated (RM'000) |
|---|---|---|---|
| Balance Sheet as at 31 August 2007 | | | |
| Property, Plant and Equipment | 557,623 | (9,588) | 548,035 |
| Prepaid Lease Payments | - | 9,588 | 9,588 |

(b) FRS 124 Related Party Disclosures

This standard extends the definition of related party and adds new disclosure requirements. The adoption of FRS124 has no impact on the Group's consolidation financial statements

(c) FRS $112_{2004}$ Income Taxes

In prior years, the Group did not recognised deferred tax assets on unabsorbed reinvestment allowances. During the current year, the Group changed its accounting policy and accordingly, deferred tax assets on unabsorbed reinvestment allowances has been recognised

The change in accounting policy has been applied retrospectively and comparatives have been restated. The effects of change in accounting policy are as follows :-

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Effect on retained profits : | | |
| At 1 September, as previously stated | 231,971 | 160,175 |
| Effects of change in accounting policy | 3,841 | 18,076 |
| At 1 September, as restated | 235,812 | 178,251 |
| | | |
| Effect on profit attributable to equity for the year : | | |
| Profit attributable to equity before change in accounting policy | 113,905 | 103,795 |
| Effects of change in accounting policy | (3,841) | (14,235) |
| Profit attributable to equity for the year | 110,064 | 89,560 |

Comparative amount of the Company as at 31 August 2007 have been restated as follows :-

| | Previously Stated RM'000 | Adjustment RM'000 | Restated RM'000 |
|---|---|---|---|
| Deferred tax liabilities | 30,809 | (3,841) | 26,968 |

(d) FRS 6 Exploration for and Evaluation of Mineral Resources

(e) FRS $119_{2004}$ Amendment to FRS $119_{2004}$ Employee Benefits Actuarial Gains and Losses, Group Plans and Disclosures.

(f) FRS 111 Construction Contracts

(g) FRS 120 Accounting for Government Grants and Disclosure of Government Assistance

The new and revised FRS 6, FRS $119_{2004}$, FRS 111 and FRS 120 are not relevant to the operation of the Group

(h) FRS 107 Cash Flow Statements

(i) FRS 118 Revenue

(j) FRS 134 Interim Financial Reporting

(k) FRS 137 Provisions, Contingent Liabilities and Contingent Assets

The new and revised FRS 107, FRS 118, FRS 134 and FRS 137 has no financial impact on the Group's consolidation financial statements.

**2. Auditors' Report**

The audited financial statements for the financial year ended 31 August 2007 was not subject to any qualification.

**3. Seasonal or Cyclical Factors**

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

**4. Extraordinary and Exceptional Items**

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2007.

**5. Changes in Estimates of Amounts Reported Previously**

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

**6. Debts and Equity Securities**

6.1) The 1st Employee Share Option Scheme ("ESOS I") of the Company which was implemented for a 5 years period expired on 29 April 2008.

6.2) On 1 August 2008, the Company implemented the 2nd Employee Share Option Scheme ("ESOS II"), which is for a 10 years period. During the current quarter ended 31 August 2008, no new option or ordinary shares were issued and allotted pursuant to ESOS II.

6.2) Of the total 301,064,931 issued and fully paid ordinary shares as at 31 August 2008, 6,616,700 shares are held as treasury shares by the Company. The total consideration paid for the treasury shares including transaction costs was RM38.427 million which were financed by internally generated funds.

Other than the above, there were no issuance and repayment of debt and equity securities, share cancellations and resale of treasury shares for the current financial year-to-date.

**7. Dividends Paid**

On 13 September 2008, the Company paid an interim dividend of 10% (tax exempt) amounting RM14.72 million, which was declared on 2 July 2008 in conjunction with the 3rd quarter ended 31 May 2008 financial results announcement.

For the financial year ended 31 August 2007, the Company :-
i) On 13 September 2007, paid an interim dividend of 8% (tax exempt) amounting RM12.02 million.
ii) On 14 March 2008, the Company paid a total dividend of RM15.42 million consisting of a final dividend of 6% (with tax 26%) amounting RM6.56 million (after netting off 26% tax) and a final dividend of 6% (tax exempt) amounting RM8.86 million which were approved in the Company's Annual General Meeting held on 9 January 2008

The total dividend paid by the Company in respect of the financial year ended 31 August 2007 was 20% represented by a net payment of RM27.43 million.

Record of dividends paid in respect of previous financial year :

| Financial Year | Dividend (%) | Dividend (RM'000) |
|---|---|---|
| 2008 | 10% (Interim) | 14,722 |
| 2007 | 20% | 27,435 |
| 2006 | 18% | 21,173 |
| 2005 | 16% | 14,110 |
| 2004 | 14% | 12,295 |
| 2003 | 12% | 9,550 |
| 2002 | 6% | 2,808 |
| | | |
| Total | | 102,093 |

**8. Segmental Reporting**

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 August 2008 (12 months)

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 1,068,631 | 139,198 | 97,028 | 69,339 | - | 1,374,196 |
| Inter-segment sales | 42,754 | 220,962 | 58,490 | - | (322,206) | - |
| Total Revenue | 1,111,385 | 360,160 | 155,518 | 69,339 | (322,206) | 1,374,196 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Result** | | | | | | |
| Profit/(loss) from operations | 125,153 | 12,050 | 5,505 | 1,127 | - | 143,835 |
| Finance cost | | | | | | (10,118) |
| Share of profit from associate | | | | | | 909 |
| Profit before tax | | | | | | 134,626 |
| Taxation | | | | | | (26,524) |
| Profit for the year | | | | | | 108,102 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Segment assets | 747,798 | 167,808 | 140,852 | 37,472 | | 1,093,930 |
| Goodwill arising From Consolidation | | | | | | 20,113 |
| **Liabilities** | | | | | | |
| Segment liabilities | 276,808 | 75,772 | 66,230 | 7,995 | | 426,805 |
| **Other information** | | | | | | |
| Capital expenditure | 40,968 | 8,524 | 17,381 | 41 | | 66,914 |
| Depreciation | 39,158 | 10,322 | 3,484 | 212 | | 53,176 |

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

## 9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

## 10. Material Events Subsequent to the End of the Interim Report

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

## 11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

## 12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except the material litigation as disclosed in note 23 below.

## ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

## 13. Review of Performance

Financial year 2008 ("FY08") has been a very challenging and tough year for the Group, with latex prices surged to a peak of RM7.20/kg in July 2008, Ringgit Malaysia strengthened to a high of RM3.14 per 1 USD in April 2008, crude oil price hit the all time high of USD147 per barrel in July 2008, Malaysian government announced the 41% increased in petrol price effective 5th of June 2008, 26% electricity tariff hike effective 1st of July 2008 and also the 72% hike in natural gas tariffs effective 1st of August 2008. Despite all these headwinds, the Group continues to grow at the top and bottom line, while maintaining a strong and healthy balance sheet position, with low gearing which put the Group in strategic position to face the current world financial crisis or to fund any potential acquisitions.

For the quarter ended 31 August 2008, sales revenue increased by 17% to RM360.8 million from RM307.6 million registered in the corresponding quarter in the previous financial year which can be analysed as follow:

| | Qtr 4/08 | Qtr 4/07 | Growth |
|---|---|---|---|
| Sales: | | | |
| Gloves (RM mil) | 355.0 | 290.9 | 22% |
| Latex concentrate (external sales – RM mil) | 5.8 | 16.7 | (65)% |
| Total sales (RM mil) | 360.8 | 307.6 | 17% |
| Sales of Gloves (in USD'million equivalent) | 109.6 | 84.3 | 30% |
| Profit before tax (RM mil) | 38.3 | 31.3 | 22% |
| Net Profit (RM mil) – equity holders of the Company | 25.1 | 13.4 | 87% |

Due to the appreciation of Ringgit Malaysia against USD between quarter ended 31 August 2008 and quarter ended 31 August 2007, sales of gloves in USD value increased by 30% but only 22% in Ringgit Malaysia value. The reduction in sales of latex concentrate in current quarter was mainly due to higher internal consumption compared with higher external sales for quarter ended 31 August 2007.

Profit before tax for the quarter increased by RM7.0 million to RM38.3 million compared with RM31.3 million registered in the quarter ended 31 August 2007.

The financial results of the Group since financial year 2001 (year of listing) are as follow :

| RM 'mil | FY2001 | FY2002 | FY2003 | FY2004 | FY2005 | FY2006 | FY2007 | Unaudited FY2008 |
|---|---|---|---|---|---|---|---|---|
| Revenue | 138.9 | 180.2 | 265.1 | 418.1 | 641.8 | 992.6 | 1,228.8 | 1,374.2 |
| EBITDA | 23.9 | 27.1 | 39.5 | 60.6 | 89.2 | 130.3 | 175.7 | 197.9 |
| EBITDA margin | 17.2% | 15.0% | 14.9% | 14.5% | 13.9% | 13.1% | 14.3% | 14.4% |
| PBT | 17.2 | 20.2 | 29.3 | 45.2 | 65.7 | 91.8 | 118.6 | 134.6 |
| *PAT | 15.9 | 17.8 | 25.7 | 39.9 | 58.2 | 84.8 | 88.7 | 108.1 |
| *PAT margin | 11.4% | 9.9% | 9.7% | 9.5% | 9.1% | 8.5% | 7.2% | 7.9% |

* Prior year profits has been restated with the compliance of FRS112 in current financial year

However, all these headwinds mentioned above has turned into the Group's advantage since beginning of the new financial year as crude oil and latex prices had reduced and exchange rate is in the Group favour now. The Group has a positive outlook towards continuous growth and in securing better results in the coming financial year in terms of sales revenue and profitability if the current trend continues, coupled with the continued efforts of aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

**14. Quarterly Profits Before Tax (PBT) Comparison**

The Group registered a PBT of RM38.3 million for current quarter compared with RM30.0 million in quarter ended 31 May 2008, an increase of 28%. Despite of all the headwinds, the Group managed to overcome it and able to improved its PBT.

**15. Commentary on prospects and targets**

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. The Group currently has 19 factories, 336 production lines with production capacity of 30 billion pieces of gloves per annum and employed about 8,600 employees. Top Glove has more than 850 customers and exports to more than 180 countries worldwide.

Factory 15, the Group 2nd plant in China, which currently has 16 advanced glove production lines, is currently in the final stage of installing additional 8 advanced vinyl glove production lines and target to complete by end of October 2008.

Factory 19, which is located in Klang, is in the process of installing 16 new and advanced glove production lines and target to complete by December 2008. Due to the hike in natural gas price recently, Factory 19 will be operating on biomass boiler systems of which is cheaper and more cost efficient.

The construction of its latest factory in Klang, Factory 20 has been completed. It will also be installed with 16 new and advanced glove production lines and operating on biomass boiler systems.

The Group two latex plants in Thailand, which is Factory 16L and Factory 17L, will also increase additional 8 latex centrifuge machines, in order to supply additional latex concentrate to the increasing demand from the Group's glove factories.

With crude oil and latex prices continue to decline, and also exchange rate is in the Group favour, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters in terms of sales revenue and profitability if the current trend continues, coupled with the continued efforts of aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

The management is of the view that the expected slow down in the world economy due to the current financial crisis, is unlikely to have an impact on the Group performance as glove is a necessity item in the health care industry.

The Company had earlier set an internal target of net profit attributable to equity shareholders of RM125 million for the financial year 2008. As highlighted in Note 13 above, financial year 2008 was a tough and challenging year for the Group due to the headwinds faced by the Group. Nevertheless, the Group achieved the net profit attributable to equity shareholders of RM110.06 million.

**16. Variance of Actual Profits from Forecast Profits**

Not applicable as no profit forecast was issued.

**17. Taxation**

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 31 Aug 2008<br>RM'000 | 31 Aug 2007<br>RM'000 | 31 Aug 2008<br>RM'000 | 31 Aug 2007<br>RM'000 |
| Income tax during the year | 11,400 | 7,472 | 23,231 | 14,486 |
| Deferred taxation | 1,978 | 11,231 | 3,293 | 15,506 |
| | 13,378 | 18,703 | 26,524 | 29,992 |

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

**18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties**

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

**19. Purchase and Dispose of Quoted Securities**

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

## 20. Status of Corporate Proposals Announced

a) As of 31 Aug 2008, the status of utilization of the proceeds raised from the Share Placement amounting to RM239.5 million is as below :

| | Proposed Utilisation RM'mil | Actual Utilisation RM'mil |
|---|---|---|
| Capital expenditure | 100.0 | 83.9 |
| Repayment of borrowings | 110.0 | 110.0 |
| Working capital | 25.8 | 25.8 |
| Defray expenses for Proposed Placement | 3.7 | 3.7 |
| | 239.5 | 223.4 |

b) On 21 October 2008, Medi-Flex Ltd, which is a subsidiary of the Company via the interest of 60.06% through Top Glove Sdn Bhd, announced the proposed renounceable non-underwritten rights issue for up to 500,000,000 new ordinary Shares ("Rights Shares"), at an issue price of S$0.04 for each Rights Share, on the basis of one (1) Rights Share for every one (1) existing ordinary Share in the capital of the Medi-Flex Ltd.

## 21. Group Borrowings

**The Group borrowings as at 31 Aug 2008 were as follows :-**

| | Secured RM'000 | Unsecured RM'000 | Total RM'000 |
|---|---|---|---|
| Short term borrowings | - | 85,362 | 85,362 |
| Long term borrowings | 70,000 | 31,625 | 101,625 |
| | 70,000 | 116,987 | 186,987 |

## 22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 31 Aug 2008 are as follows:-

| | Notional Amount As At 31 Aug 2008 RM'000 |
|---|---|
| Foreign exchange forward contracts : Within 10 months | 181,462 |

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

## 23. Material Litigation

i) With reference to the financial results for the 3rd quarter ended 31 May 2008 announced on 2nd July 2008, subsequently by 23/7/2008, both Top Glove Sdn. Bhd. ("TGSB") and Supermax Glove Manufacturing Sdn. Bhd. ("SGM") filed notices of discontinuance of all suits and counterclaims without liberty to file afresh and with no order as to cost, after a settlement was reached. This ended all litigation and counterclaims between TGSB and SGM.

ii) The Company has been named as one of 39 respondents in United States International Trade Commission ("ITC") investigation, which Tillotson Corporation instituted on 30 May 2007, for alleged patent infringement of nitrile gloves. On 25 August 2008, an Administrative Law Judge at the United States International Trade Commission issued an initial determination finding that Tillotson Corporation's patent for nitrile gloves was invalid and this was announced to the Bursa by the Company on the 29th day of August 2008.

## 24. Dividend

The Board of Directors is pleased to proposed a final dividend of 12% (single tier) amounting to RM17.67 million for the financial year ended 31 August 2008. The proposed final dividend is subject to shareholders' approval in the forthcoming Annual General Meeting.

The Company paid an interim dividend of 10% (tax exempt) amounting RM14.72 million on 13th September 2008, which was declared on 2nd July 2008 in conjunction with the 3rd quarter ended 31 May 2008 financial results announcement.

The total dividend paid and proposed by the Company in respect of the financial year ended 31 August 2008 is 22%, represented by a net payment of approximately RM32.39 million.

Record of dividends proposed and paid :

| Financial Year | Dividend (%) | Dividend (RM'000) |
|---|---|---|
| 2008 | 12% (Final - proposed)<br>10% (Interim - paid) | 17,667<br>14,722 |
| 2007 | 20% | 27,435 |
| 2006 | 18% | 21,173 |
| 2005 | 16% | 14,110 |
| 2004 | 14% | 12,295 |
| 2003 | 12% | 9,550 |
| 2002 | 6% | 2,808 |
| Total | | 119,760 |

## 25. Earnings Per Share

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | **31 Aug 2008** | **31 Aug 2007** | **31 Aug 2008** | **31 Aug 2007** |
| Net profit attributable to ordinary shareholders (RM'000) | 25,108 | 13,445 | 110,064 | 89,560 |
| **Basic** | | | | |
| Total number of ordinary shares ('000) | 301,065 | 300,476 | 301,065 | 300,476 |
| Adjusted weighted average number of ordinary shares ('000) excluding treasury share | 294,448 | 300,356 | 296,001 | 287,015 |
| **Basic earnings per ordinary share (sen)** | 8.53 | 4.48 | 37.18 | 31.20 |
| **Diluted** | | | | |
| Adjusted weighted average number of ordinary shares ('000) | 294,448 | 300,356 | 296,001 | 287,015 |
| **ESOS :** | | | | |
| No. of unissued shares | - | 2,365 | - | 2,365 |
| No. of shares that would have been issued at fair value | - | (1,728) | - | (1,728) |
| Diluted weighted average number of ordinary shares ('000) | 294,448 | 300,993 | 296,001 | 287,652 |
| **Diluted earnings per ordinary share (sen)** | 8.53 | 4.47 | 37.18 | 31.13 |

There is no diluted earnings per ordinary share for current quarter and current financial year to date as there is no ESOS option outstanding as at 31 August 2008.

**TOP GLOVE CORPORATION BERHAD** (474423-X)
**PRESS STATEMENT/KENYATAAN AKHBAR/新聞發表**
**Full Year Results for Financial Year 2008 ended 31st August 2008**
**Klang, 22nd Oct. 2008**

**NOTE TO EDITORS: This Press Statement is issued by Tan Sri Dr Lim,Wee-Chai, Chairman of Top Glove Corporation Berhad.**

1. **ANOTHER RECORD HIGH SALES OF RM 1.37 BILLION FOR FY08, UP BY 12%.**
2. **PROFIT BEFORE TAX OF RM 134.6 MILLION & PROFIT ATTRIBUTABLE TO EQUITY OF RM 110.1 MILLION, UP 13% & 23% RESPECTIVELY.**
3. **EARNING PER SHARE UP BY 19% TO RM 0.37.**
4. **FINAL DIVIDEND OF 12 % DECLARED. TOTAL DIVIDEND FOR FY08 OF 22 %, AN INCREASE OF 10% FROM FY07.**
5. **CONTINUOUS STRONG & HEALTHY BALANCE SHEET POSITION WITH NET GEARING LESS THAN 0.10 TIME.**

**Highlights :**

| | Q408 3 mths ended 31 Aug 2008 | Q407 3 mths ended 31 Aug 2007 | Variance | YTD 12 mths ended 31 Aug 2008 | YTD 12 mths ended 31 Aug 2007 | Variance |
|---|---|---|---|---|---|---|
| | | | | | | |
| Sales of Gloves (RM mil) | 355.0 | 290.9 | +22% | 1,339.4 | 1,148.9 | +17% |
| Sales of Latex Conc (RM mil) | 5.8 | 16.7 | -65% | 34.8 | 79.9 | -56% |
| Total Sales (RM mil) | 360.8 | 307.6 | +17% | 1,374.2 | 1,228.8 | +12% |
| | | | | | | |
| Sales of Gloves (in USD mil equivalent) | 109.6 | 84.3 | +30% | 406.6 | 325.0 | +25% |
| | | | | | | |
| Profit before Tax (RM mil) | 38.3 | 31.3 | +22% | 134.6 | 118.6 | +13% |
| | | | | | | |
| Profit attributable to equity (RM mil) | 25.1 | 13.4 | +87% | 110.1 | 89.6 | +23% |

**Financial year 2008 has been a very challenging and tough year for the Group, with latex prices surged to a peak of RM7.20/kg in July 2008, Ringgit Malaysia strengthened to a high of RM3.14 per 1 USD in April 2008, crude oil price hit the all time high of USD147 per barrel in July 2008, Malaysian government announced the 41% increased in petrol price effective 5th June 2008, 26% electricity tariff hike effective 1st of July 2008 and also the 72% hike in natural gas tariffs effective 1st of August 2008. Despite all these headwinds, the Group continues to show improvement and growth in its performance as follow:**

- **Turnover of RM1.37 billion for FY08, up by 12% on Y-o-Y.**
- **Sales of gloves in USD value up by 30% or 22% in RM value for Q4/08; and 25% in USD value or 17% in RM value for FY08.**
- **Profit attributable to equity up by 23% to RM110.1 million for YTD 12 months.**
- **Strong and healthy balance sheet position :**
  **a) Cash in hand of RM121.5 million**
  **b) Net gearing of less than 0.10 time of total shareholders equity**

**Yearly Financial Highlights (Financial Year-Ended 31 August)**

| RM 'mil | FY2001 | FY2002 | FY2003 | FY2004 | FY2005 | FY2006 | FY2007 | Unaudited FY2008 |
|---|---|---|---|---|---|---|---|---|
| Revenue | 138.9 | 180.2 | 265.1 | 418.1 | 641.8 | 992.6 | 1,228.8 | 1,374.2 |
| EBITDA | 23.9 | 27.1 | 39.5 | 60.6 | 89.2 | 130.3 | 175.7 | 197.9 |
| EBITDA margin | 17.2% | 15.0% | 14.9% | 14.5% | 13.9% | 13.1% | 14.3% | 14.4% |
| PBT | 17.2 | 20.2 | 29.3 | 45.2 | 65.7 | 91.8 | 118.6 | 134.6 |
| *PAT | 15.9 | 17.8 | 25.7 | 39.9 | 58.2 | 84.8 | 88.7 | 108.1 |
| *PAT margin | 11.4% | 9.9% | 9.7% | 9.5% | 9.1% | 8.5% | 7.2% | 7.9% |

* Prior years profits has been restated with the compliance of FRS112 in current financial year



REVENUE (RM 'Million)
(Financial Year Ended 31 August)
RM 'Million
1600
1400
1200
1000
800
600
400
200
0
138.9
180.2
265.1
418.1
641.8
992.6
1,228.8
1,374.2
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
Year


NET PROFIT (RM 'Million)
(Financial Year Ended 31 August)
RM 'Million
120
100
80
60
40
20
0
15.9
17.8
25.7
39.9
58.2
84.8
88.7
108.1
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
Year

**Dividend Paid and Proposed (Financial Year-Ended 31 August)**

Record of dividends proposed and paid :

| Financial Year | Dividend (%) | Dividend (RM'000) |
|---|---|---|
| 2008 | 12% (Final - proposed)<br>10% (Interim - paid) | 17,667<br>14,722 |
| 2007 | 20% | 27,435 |
| 2006 | 18% | 21,173 |
| 2005 | 16% | 14,110 |
| 2004 | 14% | 12,295 |
| 2003 | 12% | 9,550 |
| 2002 | 6% | 2,808 |
| Total | | 119,760 |

**Prospects**

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. Top Glove has more than 850 customers and exports to more than 180 countries worldwide.

| | As at 22 October 2008 |
|---|---|
| Number of Factories | 19 (13 in Malaysia, 4 in Thailand, 2 in China) |
| Number of Glove Production Lines | 336 |
| Glove Production Capacity | 30 billion pcs per annum |
| Number of Employees | 8,600 |
| Estimated world demand | 126 billion pcs of gloves per annum |

Factory 15, the Group 2nd plant in China, which currently has 16 advanced glove production lines, is currently in the final stage of installing additional 8 advanced vinyl glove production lines and target to complete by end of October 2008.

Factory 19, which is located in Klang, is in the process of installing 16 new and advanced glove production lines and target to complete by December 2008. Due to the hike in natural gas price recently, Factory 19 will be operating on biomass boiler systems of which is cheaper and more cost effecient.

The construction of its latest factory in Klang, Factory 20 has been completed. It will also be installed with 16 new and advanced glove production lines and operating on biomass boiler systems.

The Group two latex plants in Thailand, which is Factory 16L and Factory 17L, will also increase additional 8 latex centrifuge machines, in order to supply additional latex concentrate to the increasing demand from the Group's glove factories.

With crude oil and latex prices continue to decline, and also exchange rate is in the Group favour, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters in terms of sales revenue and profitability if the current trend continues, coupled with the continued efforts of aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

The management is of the view that the expected slow down in the world economy due to the current financial crisis, is unlikely to have an impact on the Group performance as glove is a necessity item in the health care industry.

**TAN SRI DR LIM, WEE-CHAI**
CHAIRMAN

**LIM CHEONG GUAN**
EXECUTIVE DIRECTOR

22nd October 2008

**NOTE**
For more information, please contact Mr Lim Cheong Guan (Executive Director) at 03–3392 1992 ext 220, H/P 012 – 3131 966, E-mail: cglim@topglove.com.my OR visit our website at www.topglove.com.my .

**THANK YOU**

**General Announcement**
Reference No **TGC-081015-EBB59**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 22/10/2008 |

| | |
|---|---|
| Type | : Announcement |
| Subject | : Top Glove Corporation Bhd ("the Company" or "Top Glove") - Proposed Renewal of Authority for the Purchase by Top Glove of Its Own Ordinary Shares |
| Contents | : The Board of Directors of the Company wishes to announce that the Company intends to seek its shareholders' approval at the forthcoming Tenth Annual General Meeting ("AGM") for the renewal of shareholders' mandate for the purchase by Top Glove of its own shares listed on the Main Board of the Bursa Malaysia Securities Berhad of up to ten percent (10%) of the issued and paid-up capital of the Company commencing from the period from the conclusion of the forthcoming AGM to the date of next AGM. |

A Share Buy Back Statement will be issued to the shareholders in due course.

This announcement is dated 22 October 2008.

ʀeference No **TGC-080625-1A8A5**

ɔompany Name : **TOP GLOVE CORPORATION BHD**
;tock Name : TOPGLOV
)ate Announced : 15/10/2008

'ype : Announcement
;ubject : TOP GLOVE CORPORATION BHD ("the Company")
SCHEDULED DATE FOR RELEASE OF THE 4TH QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 31 AUGUST 2008

:ontents : The Board of Directors wishes to announce that the 4th quarter results of the Company for the financial period ended 31 August 2008 is scheduled to be released to Bursa Malaysia Securities Berhad on Wednesday, 22 October 2008.

This announcement is dated 15 October 2008.

\nnouncement Details :

**:inancial Results**
ꝛeference No **TGC-080403-CC699**

| | |
|---|---|
| ;ompany Name | : **TOP GLOVE CORPORATION BHD** |
| ;tock Name | : TOPGLOV |
| )ate Announced | : 02/07/2008 |
| :inancial Year End | : 31/08/2008 |
| )uarter | : 3 |
| )uarterly report for the nancial period ended | : 31/05/2008 |
| 'he figures | : have not been audited |

;onverted attachment :

'lease attach the full Quarterly Report here:
ᴾTopGlove- 3Q08 financial.pdf
ᴾTopGlove- 3Q08 notes.pdf

ꝛemark:

**SUMMARY OF KEY FINANCIAL INFORMATION**
**31/05/2008**

| | **INDIVIDUAL PERIOD** | | **CUMULATIVE PERIOD** | |
|---|---|---|---|---|
| | **CURRENT YEAR QUARTER** | **PRECEDING YEAR CORRESPONDING QUARTER** | **CURRENT YEAR TO DATE** | **PRECEDING YEAR CORRESPONDING PERIOD** |
| | 31/05/2008 | 31/05/2007 | 31/05/2008 | 31/05/2007 |
| | **RM'000** | **RM'000** | **RM'000** | **RM'000** |
| **Revenue** | 356,139 | 301,563 | 1,013,397 | 921,215 |
| **:Profit/(loss) before tax** | 30,008 | 29,469 | 96,341 | 87,391 |
| **·Profit/(loss) for the period** | 25,039 | 25,626 | 83,195 | 76,102 |
| **·Profit/(loss) attributable to ordinary equity holders of the parent** | 26,093 | 25,902 | 84,956 | 76,115 |
| **·Basic earnings/(loss) per share (sen)** | 8.67 | 8.64 | 28.26 | 26.94 |
| **·Proposed/Declared dividend per share (sen)** | 5.00 | 4.00 | 5.00 | 4.00 |

| | **AS AT END OF CURRENT QUARTER** | **AS AT PRECEDING FINANCIAL YEAR END** |
|---|---|---|
| **'Net assets per share attributable to ordinary equity holders of the parent (RM)** | 2.0931 | 2.0491 |

lote: For full text of the abcve announcement, please access Bursa Malaysia website at www.bursamalaysia.com

ꝛemarks :

AWARDED
ISO 9001

# TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

ENTREPRENEUR OF THE YEAR MALAYSIA 2004 BY ERNST & YOUNG
Enterprise 1990 to 2007 Celebrating Malaysia's Enterprising Spirit

## CONDENSED CONSOLIDATED INCOME STATEMENT
## FOR THE THIRD QUARTER ENDED 31 MAY 2008

| | Current Quarter Ended | Corresponding Quarter Ended | Cumulative Year To Date | Corresponding Year To Date |
|---|---|---|---|---|
| | 31-May-2008 | 31-May-2007 | 31-May-2008 | 31-May-2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Revenue | 356,139 | 301,563 | 1,013,397 | 921,215 |
| Operating Expenses | (326,369) | (270,939) | (916,587) | (827,599) |
| Other Operating Income | 2,753 | 2,004 | 6,534 | 4,172 |
| **Profit From Operations** | **32,523** | **32,628** | **103,344** | **97,788** |
| Finance Costs | (2,714) | (3,145) | (7,657) | (10,383) |
| Share of profit from associate | 199 | (14) | 654 | (14) |
| **Profit Before Taxation** | **30,008** | **29,469** | **96,341** | **87,391** |
| Taxation | (4,969) | (3,843) | (13,146) | (11,289) |
| **Profit For The Year** | **25,039** | **25,626** | **83,195** | **76,102** |
| **Profit Attributable to :** | | | | |
| Equity Shareholder of the Company | 26,093 | 25,902 | 84,956 | 76,115 |
| Minority Interest | (1,054) | (276) | (1,761) | (13) |
| | **25,039** | **25,626** | **83,195** | **76,102** |
| **Earnings Per Share (sen)** | | | | |
| **Basic** | **8.67** | **8.64** | **28.26** | **26.94** |
| **Diluted** | **-** | **8.61** | **-** | **26.85** |

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

## TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

### CONDENSED CONSOLIDATED BALANCE SHEET
### AS AT 31 MAY 2008

| | Unaudited as at 31-May-2008 RM'000 | Audited as at 31-Aug-2007 RM'000 |
|---|---|---|
| **ASSETS** | | |
| **Non-Current Assets** | | |
| Property, Plant and Equipment | 544,046 | 548,035 |
| Prepaid Land Lease Payment | 11,260 | 9,588 |
| Investment in Associates | 9,435 | 8,737 |
| Other Investment | 145 | 145 |
| Goodwill on Consolidation | 21,078 | 21,078 |
| | 585,964 | 587,583 |
| **Current Assets** | | |
| Inventories | 116,756 | 121,256 |
| Trade Receivables | 194,689 | 168,764 |
| Other Receivables and Deposits | 16,313 | 10,441 |
| Cash and Bank Balances | 124,945 | 165,584 |
| | 452,703 | 466,045 |
| **Total Assets** | 1,038,667 | 1,053,628 |
| **EQUITY AND LIABILITIES** | | |
| **Equity Attributable to Equity Holders of the Company** | | |
| Share Capital | 150,532 | 150,238 |
| Share premium | 230,194 | 228,811 |
| Treasury shares | (38,277) | - |
| Retained profit | 287,329 | 231,971 |
| Foreign exchange reserves | (999) | 2,738 |
| Others | 1,388 | 1,933 |
| | 630,167 | 615,691 |
| **Minority Interest** | 19,779 | 21,447 |
| **Total Equity** | 649,946 | 637,138 |
| **Non-Current Liabilities** | | |
| Long Term Borrowings | 108,789 | 128,467 |
| Deferred Taxation | 32,124 | 30,809 |
| | 140,913 | 159,276 |
| **Current Liabilities** | | |
| Trade Payables | 116,276 | 104,092 |
| Other Payables and Accruals | 52,112 | 76,764 |
| Short Term Borrowings | 58,984 | 63,726 |
| Dividend Payable | 14,722 | 12,013 |
| Tax Payable | 5,714 | 619 |
| | 247,808 | 257,214 |
| **Total Liabilities** | 388,721 | 416,490 |
| **Total Equity and Liabilities** | 1,038,667 | 1,053,628 |
| Net Tangible Assets per share (RM) | 2.089 | 2.050 |
| Net Assets per share (RM) | 2.159 | 2.120 |

The Condensed Consolidated Balance Sheet should be read in conjunction with the
Annual Financial Report for the year ended 31 August 2007

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**
**FOR THE THIRD QUARTER ENDED 31 MAY 2008**

| | Attributable to Equity Holders of the Company | | | | | | | Minority Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Non distributable | | | | | Distributable | | | |
| | Share Capital | Share Premium | Treasury Shares | Foreign Exchange Reserve | Others | Retained Profits | Total | | |
| | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 |
| **9 Months Ended 31 May 2008** | | | | | | | | | |
| Balance as at 01 September 2007 | 150,238 | 228,811 | - | 2,738 | 1,933 | 231,971 | 615,691 | 21,447 | 637,138 |
| Movement during the period (cumulative) | - | - | - | - | (545) | 545 | - | - | - |
| Profit for the period | - | - | - | - | - | 84,956 | 84,956 | (1,761) | 83,195 |
| Exchange fluctuation reserve | - | - | - | (3,737) | - | - | (3,737) | 93 | (3,644) |
| Treasury shares | - | - | (38,277) | - | - | - | (38,277) | - | (38,277) |
| ESOS share subscription during the year | 294 | 1,383 | - | - | - | - | 1,677 | - | 1,677 |
| Dividend | | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | - | (8,864) | (8,864) | - | (8,864) |
| - Final dividend 6% (less 26% tax) | - | - | - | - | - | (6,557) | (6,557) | - | (6,557) |
| - First interim Dividend 10% (tax exempt) | | | | | | (14,722) | (14,722) | - | (14,722) |
| Balance as at 31 May 2008 | 150,532 | 230,194 | (38,277) | (999) | 1,388 | 287,329 | 630,167 | 19,779 | 649,946 |
| **9 Months Ended 31 May 2007** | | | | | | | | | |
| Balance as at 01 September 2006 | 96,143 | 22,054 | - | 2,040 | 1,694 | 160,175 | 282,106 | 2,003 | 284,109 |
| Movement during the period (cumulative) | - | - | - | - | 2,256 | - | 2,256 | 15,885 | 18,141 |
| Profit for the year | - | - | - | - | - | 76,115 | 76,115 | (13) | 76,102 |
| Exchange fluctuation reserve | - | - | - | (2,256) | - | - | (2,256) | (24) | (2,280) |
| Bonus shares issue | 38,883 | (32,800) | - | - | - | (6,083) | - | - | - |
| Issue of shares | 13,609 | 222,088 | - | - | - | - | 235,697 | - | 235,697 |
| ESOS share subscription during the year | 1,489 | 16,385 | - | - | - | - | 17,874 | - | 17,874 |
| Dividend | | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | - | (8,982) | (8,982) | - | (8,982) |
| - Final dividend 5% (less 27% tax) | - | - | - | - | - | (5,464) | (5,464) | - | (5,464) |
| - First interim Dividend 8% (tax exempt) | - | - | - | - | - | (12,010) | (12,010) | - | (12,010) |
| Balance as at 31 May 2007 | 150,124 | 227,727 | - | (216) | 3,950 | 203,751 | 585,336 | 17,851 | 603,187 |

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE THIRD QUARTER ENDED 31 MAY 2008**

| | Current Year To Date Ended 31-May-2008 RM'000 | Corresponding Year To Date Ended 31-May-2007 RM'000 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Profit before taxation | 96,341 | 87,391 |
| Adjustments for : | | |
| Depreciation | 41,027 | 31,167 |
| Share of profit of association | (654) | - |
| **Operating profit before changes in working capital** | 136,714 | 118,558 |
| **Changes in working capital** | | |
| Net change in current assets | (27,297) | (31,089) |
| Net change in current liabilities | (16,156) | (21,143) |
| Cash flows from operating activities | 93,261 | 66,326 |
| Tax paid | (6,736) | (3,125) |
| **Net cash flows from operating activities** | 86,525 | 63,201 |
| **Cash flows from investing activities** | | |
| Short term investment | - | 211 |
| Investment in subsidiary | | (20,592) |
| Purchase of property, plant and equipment | (38,709) | (71,662) |
| | 47,816 | (28,842) |
| **Cash flows from financing activities** | | |
| Dividend paid | (27,435) | (21,190) |
| Increase in share capital | 1,677 | 259,654 |
| Purchase of shares | (38,277) | - |
| Repayment of borrowings | (24,150) | (99,202) |
| **Net change in cash and cash equivalents** | (40,369) | 110,420 |
| **Cash and cash equivalents at beginning of year** | 164,397 | 58,757 |
| **Cash and cash equivalents at end of period** | 124,028 | 169,177 |
| **Breakdown of cash and cash equivalents at end of period** | | |
| Bank and cash balances | 124,945 | 170,140 |
| Bank overdraft | (917) | (963) |
| | 124,028 | 169,177 |

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2007

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

## NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE THIRD QUARTER ENDED 31 MAY 2008

**1. Basis of Preparation**

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of Bursa Securities.

The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2007. The explanatory notes attached to the interim financial statements provide an explanation of events and transaction that are significant to the understanding of the changes in the financial position and performance of the Group since the financial year ended 31 August 2007

**Changes in Accounting Policies**

The significant accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 August 2007 except for the adoption of the following new and revised FRSs :-

(a) FRS 117 Leases

FRS 117 requires if leasehold land for own use to be classified as operating lease and where necessary minimum lease payments or the up-front payments made are allocated between the land and the building elements in proportion to the relative fair values for leasehold interests in the land element and building element of the lease at the inception of the lease. The up-front payment represents prepaid lease payments and are amortised on a straight–line basis over the lease term.

The reclassification of leasehold land as prepaid lease payments has been accounted for retrospectively and the comparative figure has been restated. The effects on the comparative figure stated as below :-

| | As previously Reported (RM'000) | Effect of adoption of FRS117 (RM'000) | As restated (RM'000) |
|---|---|---|---|
| Balance Sheet as at 31 August 2007 | | | |
| Property, Plant and Equipment | 557,623 | (9,588) | 548,035 |
| Prepaid Lease Payments | - | 9,588 | 9,588 |

(b) FRS 124 Related Party Disclosures

This standard extends the definition of related party and adds new disclosure requirements. The adoption of FRS124 has no impact on the Group's consolidation financial statements

(c) FRS 6 Exploration for and Evaluation of Mineral Resources

(d) FRS $119_{2004}$ Amendment to FRS $119_{2004}$ Employee Benefits Actuarial Gains and Losses, Group Plans and Disclosures.

(e) FRS 111 Construction Contracts

(f) FRS 120 Accounting for Government Grants and Disclosure of Government Assistance

The new and revised FRS 6, FRS $119_{2004}$, FRS 111 and FRS 120 are not relevant to the operation of the Group

(f) FRS 107 Cash Flow Statements

(g) FRS 118 Revenue

(h) FRS 134 Interim Financial Reporting

(i) FRS 137 Provisions, Contingent Liabilities and Contingent Assets

The new and revised FRS 107, FRS 118, FRS 134 and FRS 137 has no financial impact on the Group's consolidation financial statements.

**2. Auditors' Report**

The audited financial statements for the financial year ended 31 August 2007 was not subject to any qualification.

**3. Seasonal or Cyclical Factors**

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

**4. Extraordinary and Exceptional Items**

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2007.

**5. Changes in Estimates of Amounts Reported Previously**

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

**6. Debts and Equity Securities**

6.1) The Employee Share Option Scheme ("ESOS") of the Company which was implemented for 5 years period expired on 29 April 2008. During the current quarter ended 31 May 2008, a total of 334,600 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 31 May 2008 are as follows :-

| | No. of shares | RM |
|---|---|---|
| As at 29 February 2008 | 300,730,331 | 150,365,166 |
| Ordinary shares issued pursuant to the ESOS | 334,600 | 167,300 |
| As at 31 May 2008 | 301,064,931 | 150,532,466 |

6.2) During the current quarter, the Company repurchased 978,500 of its issued ordinary shares from the open market at an average price of RM4.40 per share. The total consideration paid for the repurchase including transaction costs was RM4.323 million and this was financed by internally generated funds. Of the total 301,064,931 issued and fully paid ordinary shares as at 31 May 2008, 6,616,700 shares are held as treasury shares by the Company

Other than the above, there were no issuance and repayment of debt and equity securities, share cancellations and resale of treasury shares for the current financial year-to-date.

**7. Dividends Paid**

For the financial year ended 31 August 2007, the Company :-
i) On 13 September 2007, paid an interim dividend of 8% (tax exempt) amounting RM12,017,257.
ii) On 14 March 2008, the Company paid a total dividend of RM15,417,667 consisting of a final dividend of 6% (with tax 26%) amounting RM6,556,941 (after netting off 26% tax) and a final dividend of 6% (tax exempt) amounting RM8,860,726 which were approved in the Company's Annual General Meeting held on 9 January 2008

The total dividend paid by the Company in respect of the financial year ended 31 August 2007 was 20% represented by a net payment of RM27,434,924.

Record of dividends paid in respect of previous financial year :

| Financial Year | Dividend (%) | Dividend (RM'000) |
|---|---|---|
| 2007 | 20% | 27,435 |
| 2006 | 18% | 21,173 |
| 2005 | 16% | 14,110 |
| 2004 | 14% | 12,295 |
| 2003 | 12% | 9,550 |
| 2002 | 6% | 2,808 |

**8. Segmental Reporting**

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 May 2008 (9 months)

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 797,497 | 105,234 | 59,772 | 50,894 | - | 1.013,397 |
| Inter-segment sales | 25,508 | 162,813 | 40,458 | - | (228,779) | - |
| Total Revenue | 823,005 | 268,047 | 100,230 | 50,894 | (228,779) | 1,013,397 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Result** | | | | | | |
| Profit/(loss) from operations | 93,440 | 5,186 | 3,091 | 1,627 | - | 103,344 |
| Finance cost | | | | | | (7,657) |
| Share of profit from associate | | | | | | 654 |
| Profit before tax | | | | | | 96,341 |
| Taxation | | | | | | (13,146) |
| Profit for the year | | | | | | 83,195 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Segment assets | 718,759 | 154,171 | 113,620 | 31,039 | | 1,017,589 |
| Goodwill arising From Consolidation | | | | | | 21,078 |
| **Liabilities** | | | | | | |
| Segment liabilities | 263,380 | 67,836 | 48,763 | 7,742 | | 388,721 |
| **Other information** | | | | | | |
| Capital expenditure | 24,042 | 7,305 | 7,362 | - | | 38,709 |
| Depreciation | 29,288 | 9,041 | 2,539 | 159 | | 41,027 |

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

## 9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

## 10. Material Events Subsequent to the End of the Interim Report

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

## 11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

## 12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

**ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS**

13. **Review of Performance**

For the quarter ended 31 May 2008, sales revenue increased by 18% to RM356.1 million from RM301.6 million registered in the corresponding quarter in the previous financial year which can be analysed as follow:

| | Qtr 3/08 | Qtr 3/07 | Growth |
|---|---|---|---|
| Sales: | | | |
| Gloves (RM mil) | 351.3 | 293.2 | 20% |
| Latex concentrate (external sales – RM mil) | 4.8 | 8.4 | (43)% |
| Total sales (RM mil) | 356.1 | 301.6 | 18% |
| Sales of Gloves (in USD'mil equivalent) | 109.7 | 84.4 | 30% |
| Profit before tax (RM mil) | 30.0 | 29.5 | 2% |
| Net Profit (RM mil) – equity holders of the Company | 26.1 | 25.9 | 1% |

Due to the appreciation of Ringgit Malaysia against USD between quarter ended 31 May 2008 and quarter ended 31 May 2007, sales of gloves in USD value increased by 30% but only 20% in Ringgit Malaysia value. The reduction in sales of latex concentrate in current quarter was mainly due to higher internal consumption compared with higher external sales for quarter ended 31 May 2007.

Profit before tax for the quarter increased by 2% to RM30.0 million as compared to RM29.5 million registered in the quarter ended 31 May 2007. The net profit of current quarter ended 31 May 2008 was affected by the time lag effect between selling price adjustment to counter the adverse currency effect, higher latex and crude oil price. The Group continue to maintain strong and healthy balance sheet position with cash in hand of RM124.9 million and net gearing at only 0.066 times of total equity.

The financial results of the Group since financial year 2001 (year of listing) are as follow :

| RM 'mil | FY2001 | FY2002 | FY2003 | FY2004 | FY2005 | FY2006 | FY2007 | 9 mths FY2008 (Sept'07 to May'08) |
|---|---|---|---|---|---|---|---|---|
| Revenue | 138.9 | 180.2 | 265.1 | 418.1 | 641.8 | 992.6 | 1,228.8 | 1,013.4 |
| EBITDA | 23.9 | 27.1 | 39.5 | 60.6 | 89.2 | 130.3 | 175.7 | 145.0 |
| EBITDA margin | 17.2% | 15.0% | 14.9% | 14.5% | 13.9% | 13.1% | 14.3% | 14.3% |
| PBT | 17.2 | 20.2 | 29.3 | 45.2 | 65.7 | 91.8 | 118.6 | 96.3 |
| PAT | 14.7 | 16.0 | 23.8 | 39.3 | 53.5 | 79.1 | 102.9 | 83.2 |
| PAT margin | 10.6% | 8.9% | 9.0% | 9.4% | 8.3% | 8.0% | 8.4% | 8.2% |

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters in terms of sales revenue and profitability through its on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

**14. Quarterly Profits Before Tax (PBT) Comparison**

The Group achieved an increased of 11% in turnover from RM320.8 million in quarter ended 29 February 2008 to RM356.1 million in current quarter. As for profit before tax, the Group registered PBT of RM30.0 million for current quarter compared with RM31.8 million in quarter ended 29 February 2008. The profit before tax of current quarter ended 31 May 2008 was affected by the time lag effect between selling price adjustment to counter the adverse currency effect, higher latex and crude oil price. The Group continue to maintain strong and healthy balance sheet position with cash in hand of RM124.9 million and net gearing at only 0.066 times of total equity.

**15. Prospects**

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. The Group currently has 19 factories, 338 production lines with capacity of 30 billion pieces of gloves per annum and employed about 8,300 employees. Top Glove has more than 850 customers and exports to more than 180 countries worldwide.

As for F15, the Group 2nd plant in China, the additional 8 new and advanced vinyl glove production lines had started operating in March 2008 and, the factory currently has 16 advanced glove production lines. The Company is currently installing additional 8 advanced vinyl glove production lines and target to complete by September 2008.

Following from the completion of the construction of Factory 19 in Klang in December 2007, the Company has started to install 16 new and advanced glove production lines and target to complete by August 2008.

The construction of its latest factory, Factory 20 has commenced in March 2008. The factory building is targeted to be ready by October 2008. Upon completion of the factory building, the factory will be installed with 16 new advanced glove production lines.

With the commitment of the management team and with the continuous improvement of our glove quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more profitable glove products and further expansion of the market share, the Company is confident of achieving better results in the future.

**16. Variance of Actual Profits from Forecast Profits**

Not applicable as no profit forecast was issued.

**17. Taxation**

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 31 May 2008<br>RM'000 | 31 May 2007<br>RM'000 | 31 May 2008<br>RM'000 | 31 May 2007<br>RM'000 |
| Income tax during the year | 4,472 | 3,440 | 11,831 | 7,014 |
| Deferred taxation | 497 | 403 | 1,315 | 4,275 |
| | 4,969 | 3,843 | 13,146 | 11,289 |

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

**18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties**

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

**19. Purchase and Dispose of Quoted Securities**

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

**20. Status of Corporate Proposals Announced**

a) As of 31 May 2008, the status of utilization of the proceeds raised from the Share Placement amounting to RM239.5 million is as below :

| | Proposed Utilisation RM'mil | Actual Utilisation RM'mil |
|---|---|---|
| Capital expenditure | 100.0 | 54.8 |
| Repayment of borrowings | 110.0 | 110.0 |
| Working capital | 25.8 | 25.8 |
| Defray expenses for Proposed Placement | 3.7 | 3.7 |
| | 239.5 | 194.3 |

**21. Group Borrowings**

**The Group borrowings as at 31 May 2008 were as follows :-**

| | Secured RM'000 | Unsecured RM'000 | Total RM'000 |
|---|---|---|---|
| Short term borrowings | 12,028 | 46,956 | 58,984 |
| Long term borrowings | 87,488 | 21,301 | 108,789 |
| | 99,516 | 68,257 | 167,773 |

**22. Off Balance Sheet Financial Instruments**

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 31 May 2008 are as follows:-

| | Notional Amount As At 31 May 2008 RM'000 |
|---|---|
| Foreign exchange forward contracts : Within 13 months | 401,708 |

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

**23. Material Litigation**

Save as disclosed below, the Group is not engaged in any litigation, either as plaintiff or defendant, which may have a material effect on the financial position of the Group.

(i) On 8 November 2000, Top Glove Sdn. Bhd. ("TGSB"), a subsidiary of the Company was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. ("SGM") claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, have opined that SGM's case against the TGSB is weak and unlikely to succeed.

TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure the Company.

The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended several times and the court has fixed trial dates for 24 & 25 June 2008. On 24 June 2008 the case was postponed to 8 August 2008 pending settlement by both parties.

During the above period, the court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date was extended several times and a decision was given on 3 April 2006. On that date, the court allowed TGSB's application for Further and Better Particulars on the above suit and SGM was given one month to comply with the said order. SGM appealed against this decision on 12 April 2006 and also applied for a stay of execution of the order. On 20 July 2007, the court allowed SGM's appeal and subsequently fixed the matter for trial on 24 & 25 June 2008. On 24 June 2008 the case was postponed to 8 August 2008 pending settlement by both parties

(ii) TGSB had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB among others is claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No. 22-431-2000 filed by SGM at the Shah Alam High Court. TGSB among others avers that SGM had, with mala fide, distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its quarterly reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad ("Bursa Securities") in the years 2000 and 2001. The commencement of these legal proceedings was announced to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and the TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include the Company as an additional plaintiff and Supermax Corporation Berhad as an additional defendant. The matter was heard on 28 September 2005 and a decision given on 18 November 2005 where the court allowed TGSB's application to amend the Statement of Claim and instructed SGM to file its amended Statement of Defence.

SGM had filed an application to strike out certain paragraphs of TGSB's Statement of Claim. This matter was also heard on 28 September 2005 and a decision given on 18 November 2005 when the court dismissed SGM's application to strike out with costs to be paid by SGM. SGM filed a notice of appeal against both decisions given by the Senior Assistant Registrar on 18 November 2005 above. SGM had also on 14 December 2005 filed an application to stay the above proceedings until the disposal of SGM's two appeals. This application was allowed on 7 March 2006. Appeals against both these decisions were allowed and on 5 February 2008 both SGM's appeals were dismissed and Supermax Corporation Berhad was included as a Second Defendant in this Suit. This will also be part of the above mentioned settlement in part (i) above.

(iii) The Company has been named as one of 39 respondents in United States International Trade Commission ("ITC") investigation, which Tillotson Corporation instituted on 30 May 2007, for alleged patent infringement of nitrile gloves.

The outcome of the abovementioned investigation is not presently determinable. The ITC, however, cannot award monetary damages and the Company's appointed solicitors, have opined that the Company has meritorious defences.

## 24. Dividend

The Board of Directors has declared an interim dividend of 10% (tax exempt), amounting to approximately RM14.72 million, for the quarter ended 31 May 2008.

Record of dividends paid in respect of previous financial year :

| Financial Year | Dividend (%) | Dividend (RM'000) |
|---|---|---|
| 2007 | 20% | 27,435 |
| 2006 | 18% | 21,173 |
| 2005 | 16% | 14,110 |
| 2004 | 14% | 12,295 |
| 2003 | 12% | 9,550 |
| 2002 | 6% | 2,808 |

## 25. Earnings Per Share

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 31 May 2008 | 31 May 2007 | 31 May 2008 | 31 May 2007 |
| Net profit attributable to ordinary shareholders (RM'000) | 26,093 | 25,902 | 84,956 | 76,115 |
| **Basic** | | | | |
| Total number of ordinary shares ('000) | 301,065 | 300,249 | 301,065 | 300,249 |
| Adjusted weighted average number of ordinary shares ('000) | 300,824 | 299,808 | 300,669 | 282,519 |
| **Basic earnings per ordinary share (sen)** | 8.67 | 8.64 | 28.26 | 26.94 |
| **Diluted** | | | | |
| Adjusted weighted average number of ordinary shares ('000) | - | 299,808 | - | 282,519 |
| ESOS : | | | | |
| No. of unissued shares | - | 4,007 | - | 4,007 |
| No. of shares that would have been issued at fair value | - | (3,016) | - | (3,016) |
| Diluted weighted average number of ordinary shares ('000) | - | 300,799 | - | 283,510 |
| **Diluted earnings per ordinary share (sen)** | - | 8.61 | - | 26.85 |

There is no diluted earnings per ordinary share for this quarter ended 31 May 2008 due to the expiry of Employee Share Option Scheme on 29 April 2008.

**Change of Address**
Reference No **CS-080829-2B45D**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 29/08/2008 |

| | | |
|---|---|---|
| Change description | : | **Registered** |
| Old address | : | **Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur** |
| New address | : | **Lot 4969 Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor Darul Ehsan** |
| Name of Registrar | : | |
| Telephone no | : | **03-33921992** |
| Facsimile no | : | **03-33928410** |
| E-mail address | : | **invest@topglove.com.my** |
| Effective date | : | **01/09/2008** |
| Remark | : | |

Reference No **TGC-080804-3851B**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 29/08/2008 |

| | |
|---|---|
| Type | : Announcement |
| Subject | : TOP GLOVE CORPORATION BERHAD ("the Company" or "Top Glove") - Initial Determination finding of Tillotson Corporation's patent for nitrile gloves |

Contents : Reference is made to our announcement dated 10 July 2007 pertaining to the Letter by the United States International Trade Commission of a complaint and allegation by Tilotson Corporation of patent infringement for nitrile gloves.

The Company would like to inform that on 25 August 2008, an Administrative Law Judge at the United States International Trade Commission issued an initial determination finding that Tillotson Corporation's patent for nitrile gloves was invalid. However although the ruling is subject to review and appeal, the U.S. Customs Service will not interfere with the importation of nitrile gloves manufactured by the respondents unless the decision is reversed on appeal subsequently.

This announcement dated 29th day of August 2008.

Reference No **CS-080821-4437C**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 21/08/2008 |

| | |
|---|---|
| Name | : Matthews International Capital Management, LLC |
| Address | : 4 Embarcadero Center<br>Suite 550, San Francisco<br>California 94111 |
| NRIC/Passport No/Company No. | : CRD 106054 |
| Nationality/Country of incorporation | : United States |
| Descriptions (Class & nominal value) | : Ordinary Shares of RM0.50 each |
| Name & address of registered holder | : Hong Kong Bank Malaysia Berhad<br>Securities Dept.<br>Hong Kong Bldg.<br>2, Leboh Ampang<br>50100 Kuala Lumpur |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 18/08/2008 | 21,800 | |

Circumstances by reason of which change has occurred : 218,000 shares purchased on open market for investment purposes only by Matthews, on behalf of the Matthews International Funds.
Nature of interest : Direct
Direct (units) : 18,754,260
Direct (%) : 6.3693
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : 18,754,260
Date of notice : 20/08/2008

Remarks

Reference No **CS-080812-568A2**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 12/08/2008 |

| | |
|---|---|
| Name | : The Overlook Partners Fund LP |
| Address | : c/o Overlook Investments Limited<br>1702 Dina House<br>11 Duddell Street<br>Central, Hong Kong |
| NRIC/Passport No/Company No. | : - |
| Nationality/Country of incorporation | : Cayman Islands |
| Descriptions (Class & nominal value) | : Ordinary Shares of RM0.50 each |
| Name & address of registered holder | : HSBC Bank Malaysia Bhd<br>2 Leboh Ampang<br>50100 Kuala Lumpur |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 05/08/2008 | 300,000 | |

| | |
|---|---|
| Circumstances by reason of which change has occurred | : Purchase |
| Nature of interest | : Direct |
| Direct (units) | : 22,517,680 |
| Direct (%) | : 7.6474 |
| Indirect/deemed interest (units) | : |
| Indirect/deemed interest (%) | : |
| Total no of securities after change | : 22,517,680 |
| Date of notice | : 11/08/2008 |

Remarks

Reference No **CS-080805-60A76**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/08/2008

| | |
|---|---|
| Name | : The Overlook Partners Fund LP |
| Address | : c/o Overlook Investments Limited<br>1702 Dina House<br>11 Duddell Street<br>Central, Hong Kong |
| NRIC/Passport No/Company No. | : - |
| Nationality/Country of incorporation | : Cayman Islands |
| Descriptions (Class & nominal value) | : Ordinary Shares of RM0.50 each |
| Name & address of registered holder | : HSBC Bank Malaysia Bhd<br>2 Leboh Ampang<br>50100 Kuala Lumpur |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 31/07/2008 | 500,000 | |

| | |
|---|---|
| Circumstances by reason of which change has occurred | : Purchase |
| Nature of interest | : Direct |
| Direct (units) | : 22,217,680 |
| Direct (%) | : 7.545 |
| Indirect/deemed interest (units) | : |
| Indirect/deemed interest (%) | : |
| Total no of securities after change | : 22,217,680 |
| Date of notice | : 04/08/2008 |

Remarks

Reference No **TGC-080409-3E3D1**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 04/08/2008 |

| | |
|---|---|
| Type | : Announcement |
| Subject | : TOP GLOVE CORPORATION BERHAD ("the Company" or "Top Glove") - Article entitled : Top Glove issues profit warning |

Contents : We refer to the article entitled "Top Glove issue profit warning" appearing in The Edge Financial Daily on Monday, 4 August 2008, page 1 and 4 and with reference to our reply to Bursa Malaysia Securities Berhad on 25 September 2007.

The Company would like to clarify that the Company has not issued any Profit Warning Statement. The headline of the article published by The Edge was merely its own interpretation from the interview carried out on 29 July 2008.

The Company is able to achieve a higher turnover in FY08 compared with last year, but lower than targeted turnover due to the weakening of US Dollar by around 8%.

The targeted profit of FY08 was affected by the unexpected surge in raw material prices and the inflationary effect. In particular, the oil price which has gone up by around 65% and the latex price increased by around 45% compared with last year. Also, the recent revision in gas price of around 72% by the government also affected the profitability.

However, the Company as always will endeavour to achieve better results than last year, with the commitment of the management team and with the continuous improvement of our glove quality and cost efficiency.

This announcement dated 4th day of August 2008.

**Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965**
Reference No **CS-080801-6D492**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 01/08/2008

**Information Compiled By Bursa Malaysia**

**Particulars of Director**

| | |
|---|---|
| Name | : Sekarajasekaran A/L Arasaratnam |
| Address | : No. 3 Jalan 12/9<br>46200 Petaling Jaya<br>Selangor Darul Ehsan |
| Descriptions(Class & nominal value) | : Ordinary Shares of RM0.50 each |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 21/07/2008 | 10,000 | |

| | |
|---|---|
| Circumstances by reason of which change has occurred | : Acquisition of Shares |
| Nature of interest | : Direct |
| Consideration (if any) | : |

**Total no of securities after change**

| | |
|---|---|
| Direct (units) | : 9,891,669 |
| Direct (%) | : 3.3594 |
| Indirect/deemed interest (units) | : |
| Indirect/deemed interest (%) | : |
| Date of notice | : 30/07/2008 |

Remarks
Balance of shares: -

Direct Interest:
Sekarajasekaran A/L Arasaratnam - 9,891,669 shares

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

Reference No **TGC-080723-07F47**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 25/07/2008 |

| | |
|---|---|
| Type | : Announcement |
| Subject | : Top Glove Corporation Bhd ("the Company" or "Top Glove") - Settlement of legal suits between Supermax Glove Manufacturing Sdn Bhd and Top Glove Sdn Bhd |

Contents : The Company wishes to announce that Top Glove Sdn Bhd ("TGSB"), a wholly owned subsidiary of the Company and Supermax Glove Manufacturing Sdn Bhd ("SGM") have reached a consensus settlement for all litigations in court.

It is agreed between parties that TGSB will withdraw its suit against SGM in suit MT4-22-975-2004 and a counterclaim in suit MT3-22-431-2000; whereas SGM will withdraw its suit in MT3-22-431-2000. The solicitors in charge for both parties had filed the notice of discontinuance with no order as to costs and with no liberty to file afresh.

This announcement dated 25th day of July 2008.

Reference No **CS-080721-5886E**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 21/07/2008 |

| | |
|---|---|
| Name | : The Overlook Partners Fund LP |
| Address | : c/o Overlook Investments Limited<br>1702 Dina House<br>11 Duddell Street<br>Central, Hong Kong |
| NRIC/Passport No/Company No. | : - |
| Nationality/Country of incorporation | : Cayman Islands |
| Descriptions (Class & nominal value) | : Ordinary Shares of RM0.50 each |
| Name & address of registered holder | : HSBC Bank Malaysia Bhd<br>2 Leboh Ampang<br>50100 Kuala Lumpur |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 14/07/2008 | 50,000 | |
| Acquired | 15/07/2008 | 270,000 | |
| Acquired | 18/07/2008 | 170,000 | |

Circumstances by reason of which change has occurred : Purchase
Nature of interest : Direct
Direct (units) : 21,717,680
Direct (%) : 7.376
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : 21,717,680
Date of notice : 18/07/2008

Remarks

Reference No **CS-080714-5C55A**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 14/07/2008 |

| | |
|---|---|
| Name | : The Overlook Partners Fund LP |
| Address | : c/o Overlook Investments Limited<br>1702 Dina House<br>11 Duddell Street<br>Central, Hong Kong |
| NRIC/Passport No/Company No. | : - |
| Nationality/Country of incorporation | : Cayman Islands |
| Descriptions (Class & nominal value) | : Ordinary Shares of RM0.50 each |
| Name & address of registered holder | : HSBC Bank Malaysia Bhd<br>2 Leboh Ampang<br>50100 Kuala Lumpur |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 07/07/2008 | 280,900 | |
| Acquired | 11/07/2008 | 55,000 | |

Circumstances by reason of which change has occurred : Purchase
Nature of interest : Direct
Direct (units) : 21,227,680
Direct (%) : 7.2093
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : 21,227,680
Date of notice : 14/07/2008

Remarks

**Listing Circular**
**LISTING'S CIRCULAR NO. L/Q : 50659 OF 2008**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 04/07/2008

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents : **Tax-Exempt Interim Dividend of 10% per ordinary share of RM0.50 each.**

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted [ "Ex - Dividend" ] as from : [ 22 August 2008 ]

2) The last date of lodgement : [ 26 August 2008 ]

3) Date Payable : [ 16 September 2008 ]

Reference No **CS-080702-46B9F**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 02/07/2008 |

| | |
|---|---|
| Name | : The Overlook Partners Fund LP |
| Address | : c/o Overlook Investments Limited<br>1702 Dina House<br>11 Duddell Street<br>Central, Hong Kong |
| NRIC/Passport No/Company No. | : - |
| Nationality/Country of incorporation | : Cayman Islands |
| Descriptions (Class & nominal value) | : Ordinary Shares of RM0.50 each |
| Name & address of registered holder | : HSBC Bank Malaysia Bhd<br>2 Leboh Ampang<br>50100 Kuala Lumpur |

Details of changes

| Type of transaction | Date of change | No of securities | Price Transacted (RM) |
|---|---|---|---|
| Acquired | 24/06/2008 | 70,000 | |
| Acquired | 30/06/2008 | 164,700 | |
| Acquired | 01/07/2008 | 52,700 | |

Circumstances by reason of which change has occurred : Purchase
Nature of interest : Direct
Direct (units) : 20,891,780
Direct (%) : 7.0952
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : 20,891,780
Date of notice : 02/07/2008

Remarks

**Entitlements (Notice of Book Closure)**
Reference No **TG-080623-43616**

| | |
|---|---|
| Company Name | : **TOP GLOVE CORPORATION BHD** |
| Stock Name | : TOPGLOV |
| Date Announced | : 02/07/2008 |

| | |
|---|---|
| EX-date | : 22/08/2008 |
| Entitlement date | : 26/08/2008 |
| Entitlement time | : 04:00:00 PM |
| Entitlement subject | : Interim Dividend |
| Entitlement description | : Tax-Exempt Interim Dividend of 10% per ordinary share of RM0.50 each |
| Period of interest payment | : to |
| Financial Year End | : 31/08/2008 |
| Share transfer book & register of members will be | : to closed from (both dates inclusive) for the purpose of determining the entitlements |
| Registrar's name ,address, telephone no | : Securities Services (Holdings) Sdn Bhd<br>Level 7 Menara Milenium<br>Jalan Damanlela<br>Pusat Bandar Damansara<br>Damansara Heights<br>50490 Kuala Lumpur<br>Tel: 03-20849000 |
| Payment date | : 16/09/2008 |
| a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers | : 26/08/2008 |
| b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit | : |
| c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange. | : |
| Number of new shares/securities issued (units) (If applicable) | : |
| Entitlement indicator | : Percentage |
| Entitlement in percentage (%) | : 10 |

Remarks :



END